As filed with the Securities and Exchange Commission on October 6, 2000
                                                           Registration No. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           ________________________
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                           ________________________
                           F&M NATIONAL CORPORATION
            (Exact name of registrant as specified in its charter)

        Virginia                                   6711                          54-0857462
(State or other jurisdiction of        (Primary Standard Industrial           (I.R.S. Employer
incorporation or organization)          Classification Code Number)           Identification No.)

                           ________________________
                                9 Court Square
                          Winchester, Virginia 22601
                                (540) 665-4200
      (Address, including zip code, and telephone number, including area code of registrant's principal executive office)

                           ________________________
                                Alfred B. Whitt
                     President and Chief Executive Officer
                           F&M National Corporation
                                9 Court Square
                          Winchester, Virginia 22601
                                (540) 665-4200
           (Name, address, including zip code, and telephone number,
                   including area code of agent for service)

                           ________________________
                                  Copies to:

George P. Whitley, Esq.                        Wayne A. Whitham, Jr., Esq.
Scott H. Richter, Esq.                         John M. Oakey, III, Esq.
LeClair Ryan, A Professional Corporation       Williams, Mullen, Clark & Dobbins
707 East Main Street, 11th Floor               2 James Center
Richmond, Virginia 23219                       Richmond, Virginia 23219

                           ________________________

  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.

  If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                           ________________________
                        CALCULATION OF REGISTRATION FEE

===================================================================================================================================
 Title of each class of securities    Amount to be        Proposed maximum            Proposed maximum               Amount of
     to be registered                registered (1)    offering price per share    aggregate offering price(2)     registration fee
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $2.00 par value          3,229,486               N/A                         $75,311,802                 $19,882
===================================================================================================================================

(1) Based upon the maximum number of shares of common stock, par value $2.00 per share, of F&M National Corporation that may be issued pursuant to the merger.
(2) Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended (the "Securities Act"). This fee has been computed pursuant to Rules 457(f) and (c) under the Securities Act and is based on (i) 4,178,785 shares of Atlantic Financial Corp. common stock outstanding, (ii) 110,042 shares of Atlantic Financial Corp. common stock issuable upon the exercise of outstanding stock options, and (iii) $17.56, the average of the high and low per share prices of common stock, par value $5.00 per share of Atlantic Financial Corp. on the Nasdaq SmallCap Market on October 3, 2000.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

===============================================================================

                         [Atlantic Financial letterhead]

                  MERGER PROPOSED - YOUR VOTE IS VERY IMPORTANT

Dear Fellow Shareholders:

         We cordially invite you to attend a special meeting of shareholders of Atlantic Financial to be held at ______________________ located at ______________, ___________, Virginia on _______, _________ __, 2000 at _:__
_.m.

         The purpose of the meeting will be to consider and vote on the merger of Atlantic Financial with F&M National Corporation, a bank holding company headquartered in Winchester, Virginia. If shareholders approve the merger, Atlantic Financial will merge into F&M and Atlantic Financial's two subsidiary banks, Peninsula Trust Bank and United Community Bank, will be combined into one bank which will continue to operate as "F&M Bank-Atlantic" after the merger.

         As a result of the merger, you will receive 0.753 shares of F&M common stock for each share of Atlantic Financial common stock you own. In general, you will not recognize federal income tax gain or loss for the F&M common stock you receive.

         On ___________ __, 2000, the closing price of F&M stock was $_____. If this were the F&M stock price at the time of the merger, you would have received F&M stock that had an equivalent per share value of approximately $_____ for each Atlantic Financial share held. The closing price of Atlantic Financial common stock on _____________ __, 2000 was $_______. These prices will fluctuate between now and the merger.

         The merger cannot be completed unless holders of at least a majority of the shares of Atlantic Financial common stock approve the merger agreement. If approved, we anticipate the merger will occur in early January 2001.

         This proxy statement/prospectus provides you with detailed information about the proposed merger. We encourage you to read this entire document carefully. You can also obtain more information about F&M and Atlantic Financial in documents each has filed with the Securities and Exchange Commission.

         Your Board of Directors has approved the merger and believes it is in the best interests of Atlantic Financial and you, our shareholders. Accordingly, the Board unanimously recommends that you vote "FOR" the merger.

         We hope you can attend the special meeting. Whether or not you plan to attend, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed envelope. If you do not return your card or vote in person, the effect will be a vote against approval of the merger. You can revoke your proxy by writing to Atlantic Financial's Secretary any time before the meeting or by attending the meeting and voting in person.

         We look forward to seeing you at the meeting.

                                                 Sincerely yours,



                                                 William J. Farinholt
                                                 President and Chief Executive
                                                   Officer

         Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the F&M common stock to be issued in the merger or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The shares of F&M stock to be issued in the merger are not savings or deposit accounts or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

         This proxy statement/prospectus is dated ___________ __, 2000 and is first being mailed to shareholders on _____________ __, 2000.

                            ATLANTIC FINANCIAL CORP
                            Newport News, Virginia

                           -------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                      TO BE HELD ON ____________ __, 2000

                           -------------------------

         A special meeting of shareholders of Atlantic Financial Corp ("Atlantic Financial") will be held on _________, _____________ __, 2000 at _:__ _.m. at
__________________________   located   at   _____   _______________   _________,
__________, Virginia for the following purposes:

         1. To approve the Agreement and Plan of Reorganization, dated as of July 5, 2000, by and between F&M National Corporation ("F&M") and Atlantic Financial and a related Plan of Merger, providing for the merger of Atlantic Financial with F&M upon the terms and conditions therein, including, among other things, that each issued and outstanding share of Atlantic Financial common stock will be exchanged for 0.753 shares of F&M common stock, with cash being paid instead of issuing fractional shares. The merger agreement is enclosed as Appendix I to the accompanying proxy statement/prospectus.

         2. To transact such other business as may properly come before the special meeting or any adjournments or postponements of the meeting.

         The Board of Directors has fixed ______________ __, 2000, as the record date for the special meeting. Only holders of record of Atlantic Financial common stock at the close of business on that date are entitled to receive notice of and to vote at the special meeting or any adjournments or postponements of the meeting.

         Each Atlantic Financial shareholder has the right to dissent from the merger and seek an appraisal of the fair market value of his or her shares, provided the proper procedures of Article 15 of Title 13.1 of the Virginia State Corporation Act are followed. A copy of Article 15 is attached as Appendix VI to this proxy statement/prospectus.

                                          By Order of the Board of Directors



                                          Kenneth E. Smith
                                          Executive Vice President and Secretary

___________ __, 2000

         Please mark, sign, date and return your proxy promptly, whether or not you plan to attend the special meeting.

         The Board of Directors of Atlantic Financial unanimously recommends that shareholders vote for the merger agreement.

                                TABLE OF CONTENTS

                                                                                                                 Page
                                                                                                                 ----
QUESTIONS AND ANSWERS ABOUT THE MERGER.........................................................................     1
SUMMARY  ......................................................................................................
THE SPECIAL MEETING............................................................................................
THE MERGER.....................................................................................................
         Terms of the Merger...................................................................................
         Background of and Reasons for the Merger..............................................................
         Opinion of Financial Advisor..........................................................................
         Effective Date........................................................................................
         Surrender of Stock Certificates.......................................................................
         Representations and Warranties; Conditions to the Merger..............................................
         Regulatory Approvals..................................................................................
         Business Pending the Merger...........................................................................
         No Solicitation; Board Action.........................................................................
         Waiver, Amendment and Termination.....................................................................
         Stock Option..........................................................................................
         Resales of F&M Common Stock...........................................................................
         Accounting Treatment..................................................................................
         Interests of Certain Persons in the Merger............................................................
         Material Federal Income Tax Consequences..............................................................
         Dissenters' Rights....................................................................................
         Certain Differences in Rights of Shareholders.........................................................
         Expenses of the Merger................................................................................
         Cautionary Statement Concerning Forward-Looking Statements............................................
MARKET PRICES AND DIVIDENDS....................................................................................
ATLANTIC FINANCIAL CORP........................................................................................
         Business..............................................................................................
         Competition...........................................................................................
         Security Ownership of Management......................................................................
BUSINESS OF F&M NATIONAL CORPORATION...........................................................................
         History and Business..................................................................................
         F&M's Acquisition Program.............................................................................
COMPARATIVE RIGHTS OF SHAREHOLDERS.............................................................................
DESCRIPTION OF F&M CAPITAL STOCK...............................................................................
LEGAL MATTERS..................................................................................................
EXPERTS  ......................................................................................................
OTHER MATTERS..................................................................................................
SHAREHOLDER PROPOSALS..........................................................................................
WHERE YOU CAN FIND MORE INFORMATION............................................................................

APPENDICES

     I        Agreement and Plan of Reorganization and Plan of Merger
     II       Stock Option Agreement
     III      Opinion of Davenport & Company LLC
     IV       Atlantic Financial's Annual Report on Form 10-KSB for the
              year ended December 31, 1999
     V        Atlantic Financial's Quarterly Report on Form 10-Q for the
              quarter ended June 30, 2000
     VI       Article 15 of the Virginia Stock Corporation Act Relating to
              Dissenters' Rights

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:       Why is Atlantic Financial merging with F&M?

A: Both the Atlantic Financial board and the F&M board believe the merger is in the best interests of their respective companies and will provide significant benefits to you, and their customers and employees. The boards' believe the merger will permit the combined operations of Atlantic Financial and F&M to be better positioned to be a stronger competitor in the rapidly changing and consolidating financial services industry in Virginia. To review the background and reasons for the merger in greater detail, see pages __ through __.

Q:       What will I receive in the merger?

A: You will receive 0.753 shares of F&M common stock in exchange for each share of Atlantic Financial common stock you hold.

         On ____________ __, 2000, the closing price of F&M common stock was $______. If this were the F&M stock price at the time of the merger, you would have received F&M stock that had an equivalent per share value of approximately $_____ for each Atlantic Financial share held. The closing price of Atlantic Financial common stock on _________ __, 2000 was $_____.

Q:       What are the tax consequences of the merger to me?

A: We expect that the exchange of shares by you generally will be tax-free to you for federal income tax purposes. You will, however, have to pay taxes on cash received for fractional shares. To review the tax consequences to you in greater detail, see pages __ and __.

         Your tax consequences will depend on your personal situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you.

Q:       Will I receive dividends after the merger?

A: For more than 57 consecutive years, F&M has paid dividends to its shareholders. Atlantic Financial has also paid cash dividends on its common stock since 1994. F&M currently pays a quarterly dividend of $0.25 per share. F&M expects that it will continue to pay at least this amount in quarterly dividends. After the merger, the F&M board will use its discretion to decide whether and when to declare dividends and in what amount.

Q:       What am I being asked to vote upon?

A: You are being asked to approve the merger agreement. The merger agreement provides for the acquisition by F&M of Atlantic Financial, and for the exchange of each of your shares of Atlantic Financial common stock for 0.753 shares of F&M common stock. After the transaction, Peninsula Trust Bank and United Community Bank together will continue to operate as a separate banking subsidiary of F&M under the name of "F&M Bank-Atlantic." Approval of the merger requires the affirmative vote of at least a majority of the shareholders of Atlantic Financial common stock.

         The Atlantic Financial board approved and adopted the merger agreement and recommends voting for the approval of the merger agreement.

Q:       What should I do now?

A: Just indicate on your proxy card how you want to vote, and sign and mail it in the enclosed envelope as soon as possible, so that your shares will be represented at the meeting.

         If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be voted in favor of the merger. If you do not sign and send in your proxy or you abstain or if you do not vote in person, it will have the effect of a vote against the merger.

         The special meeting will take place at _:__ p.m. on _________ __________ __, 2000. You may attend the meeting and vote your shares in person, rather than voting by proxy. In addition, you may withdraw your proxy up to and including the day of the meeting by following the directions on page __ and either change your vote or attend the meeting and vote in person.

Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A: Your broker will vote your shares of Atlantic Financial common stock only if you provide instructions on how to vote. You should instruct your broker how to vote your shares following the directions your broker provides. If you do not provide instructions to your broker, your shares will not be voted and this will have the effect of voting against the merger.

Q:       When is the merger expected to be completed?

A:       We are working to complete the merger in early January 2001.

Q:       Should I send in my stock certificates now?

A: No. After the merger is completed we will send you written instructions for exchanging your Atlantic Financial common stock certificates for F&M common stock certificates.

Q: May I dissent from the merger and seek an appraisal of the fair value of my shares?

A: Yes. If you choose to dissent from the merger, you are entitled to appraisal of your common shares under Virginia law. To exercise your appraisal rights you must comply with the procedures in Article 15 of Title 13.1 of the Virginia Stock Corporation Act. If you do not comply with these procedures you will lose your appraisal rights. We have attached a copy of the relevant portions of the Virginia Stock Corporation Act for dissenting shareholders as Appendix VI of this proxy statement/prospectus. See also "Dissenters' Rights" on page __. If you seek appraisal rights, the appraised value of your shares may be more or less than the consideration to be paid by F&M in the merger.

Q:       Who can help answer your questions?

A: If you want additional copies of this document, or if you want to ask any questions about the merger, you should contact:

                                Kenneth E. Smith
                     Executive Vice President and Secretary
                             Atlantic Financial Corp
                          737 J. Clyde Morris Boulevard
                          Newport News, Virginia 23601
                            Telephone: (757) 595-7020

                                    SUMMARY

         This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger more fully, and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we refer you. See "Where You Can Find More Information" on page __.

    Exchange Ratio is 0.753 Shares of F&M Common Stock for each Atlantic Financial Share (page __)

         As a result of the merger, you will receive 0.753 shares of F&M common stock for each share of Atlantic Financial common stock you own. On __________ __, 2000, the closing price of F&M common stock was $_____ and the closing price of Atlantic Financial common stock was $_____. If the merger had occurred on that date, you would have received F&M stock that had an equivalent per share value of approximately $_____ for each Atlantic Financial share held.

    No Federal Income Tax on Shares Received in Merger (page __)

         We expect that you will not recognize any gain or loss for federal income tax purposes as a result of the merger, except with respect to cash received instead of any fractional share. LeClair Ryan, counsel to F&M, will issue a legal opinion to this effect, the form of which we have included as an exhibit to the registration statement filed with the Securities and Exchange Commission for the shares to be issued in the merger.

         Tax matters are complicated, and tax results may vary among shareholders. We urge you to consult with your own tax advisor to understand fully how the merger will affect you.

    F&M Dividend Policy Following the Merger

         F&M currently pays quarterly dividends of $0.25 per share of common stock. F&M expects that it will continue to pay at least this amount in quarterly dividends after the merger, but may change that policy based on business conditions, F&M's financial condition and earnings or other factors.

         F&M's next dividend is payable _______ __, 2000 to shareholders of record on _______ __, 2000. Because the merger will not be effective by ________ __, 2000, the dividend will not be paid on shares of F&M common stock issued in the merger to Atlantic Financial's shareholders. However, Atlantic Financial will pay a dividend of $0.08 per share on ___________ __, 2000, to its shareholders of record on ____________ __, 2000.

    Atlantic Financial Board Recommends Shareholder Approval (page __)

         The Atlantic Financial board approved the merger and the merger agreement. The board believes that the merger is fair to you and in your best interests. The Atlantic Financial board recommends that you vote "FOR" approval of the merger. The Atlantic Financial board believes that, as a result of the merger, Atlantic Financial shareholders will have less business and financial risk and will have greater liquidity in their shares.

    Exchange Ratio Fair to Shareholders, According to Investment Bank (page __)

         Davenport & Company LLC has given an opinion to the Atlantic Financial board that the exchange ratio is fair from a financial point of view to Atlantic Financial shareholders. A copy of the fairness opinion, setting forth the information reviewed, assumptions made and matters considered, is attached to this proxy statement/prospectus as Appendix III. We encourage you to read the opinion carefully. If the merger is completed, Davenport & Company LLC will receive a fee equal to approximately $100,000 in exchange for its advice and for providing its fairness opinion.

    Dissenters' Rights (page __)

         If you file a demand for appraisal before the vote on the merger, and do not vote for the merger, you may have the right to obtain a cash payment for the "fair value" of your shares of Atlantic Financial common stock, excluding any element of value arising from the merger. To exercise these rights, you must comply with the procedural requirements of Article 15 of Title 13.1 of the Virginia Stock Corporation Act, which we have attached to this proxy statement/prospectus as Appendix VI. The "fair value" of Atlantic Financial common stock would be determined in judicial proceedings, and we cannot predict what the results would be. Failure to take any of the steps required under Article 15 may result in a loss of dissenter's rights.

    Meeting to be Held _________ __, 2000 (page __)

         The special shareholders' meeting will be held on ________, _____________ __, 2000 at _:__ _.m. at __________________________ located at
    ____ ______________ ________, Newport News, Virginia.

    The Companies (pages __ and __)

    F&M National Corporation
    9 Court Square
    Winchester, Virginia 22601
    (540) 665-4200

         F&M is a multi-bank holding company headquartered in Winchester, Virginia. F&M has eight banking affiliates in Virginia, one bank affiliate in West Virginia and one bank affiliate in Maryland which serve the Shenandoah Valley, Allegheny and Bath counties, Northern, Central and Southside Virginia, the eastern panhandle of West Virginia and the counties of Montgomery and Prince George's in Maryland. At June 30, 2000, F&M had total assets of $3.3 billion, total deposits of $2.7 billion and total shareholders' equity of $318.1 million.

    Atlantic Financial Corp
    737 J. Clyde Morris Boulevard
    Newport News, Virginia 23601
    (757) 595-7020

         Atlantic Financial is a multi-bank holding company headquartered in Newport News, Virginia that operates 15 banking offices in Southeastern Virginia through its two banking subsidiaries -- Peninsula Trust Bank and United Community Bank. At June 30, 2000, Atlantic Financial had total assets of $387.3 million, total deposits of $338.9 million and total shareholders' equity of $43.7 million.

    The Merger (page __)

         The merger agreement provides that Atlantic Financial's banking subsidiaries, Peninsula Trust Bank and United Community Bank, will combine into one bank before the merger of Atlantic Financial into F&M. After the merger of Atlantic Financial into F&M, the combined bank will continue to operate as a separate banking subsidiary of F&M under the name "F&M Bank-Atlantic." The merger agreement and the related plan of merger are attached to this proxy statement/prospectus as Appendix I. We encourage you to read the merger agreement, as it is the legal document that governs the merger.

    Majority Shareholder Vote Required (page __)

         Approval of the merger requires the affirmative vote of at least a majority of the outstanding shares of Atlantic Financial common stock. Your failure to vote will have the effect of a vote against approval of the merger. Certain directors and executive officers of Atlantic Financial own about 12.28% of the shares entitled to vote at the meeting, and we expect them to vote their shares in favor of the merger.

         Brokers who hold shares of Atlantic Financial common stock as nominees will not have authority to vote such shares with respect to the merger unless shareholders provide voting instructions.

         The merger does not require the approval of F&M's shareholders.

    Record Date Set at ___________ __, 2000; One Vote Per Share of Atlantic Financial Stock (page _)

         You are entitled to vote at the special meeting if you owned shares of Atlantic Financial common stock at the close of business on ____________ __, 2000. On __________ __, 2000, there were _________ shares of Atlantic
    Financial common stock outstanding.

         You will have one vote at the meeting for each share you owned on ____________ __, 2000.

    Monetary Benefits to Management in the Merger (page __)

         When considering the recommendation of the Atlantic Financial board, you should be aware that some Atlantic Financial directors and officers have interests in the merger that differ from, or are in addition to, the interests of other Atlantic Financial shareholders. These interests exist because of rights under current employment agreements that certain executive officers of Atlantic Financial have and because of rights these officers may have upon entering into employment agreements with F&M.

         Each of Atlantic Financial's President and Chief Executive Officer, William J. Farinholt, Vice Chairman and Chief Operating Officer, Wenifred O. Pearce, Executive Vice President and Chief Financial Officer, Kenneth E. Smith, and Executive Vice President, D. Eugene Brittle, has been offered a three-year employment agreement with F&M. The F&M agreements would provide the executive officers with the same levels of salary compensation as exists under their current employment agreements with Atlantic Financial. If the officers agree to enter into employment agreements with F&M, the F&M agreements will supersede the existing employment agreements and change of control arrangements the executive officers have with Atlantic Financial. In the event that an officer does not accept an employment agreement as offered by F&M, his rights in connection with the merger will be governed by his existing employment agreement and change of control provisions in that agreement.

         The employment agreements for Messrs. Farinholt, Pearce, Smith and Brittle also would provide for annual bonuses, subject to the discretion of the boards of F&M and the continuing bank, F&M Bank-Atlantic. In connection with the offer of an employment agreement, each of the named executive officers has been offered an agreement that may provide severance payments and other benefits if there is a change in control of F&M. See "Interests of Certain Persons in the Merger" on page ___.

         Also, one current director of Atlantic Financial will become a director of F&M after the merger is completed, and all of the directors of Atlantic Financial will become the directors of F&M Bank-Atlantic. Directors of Peninsula Trust Bank and United Community Bank will be offered a position on F&M Bank-Atlantic's advisory board.

         The Atlantic Financial board was aware of these and other interests and considered them before approving and adopting the merger agreement.

    Conditions that Must Be Satisfied for the Merger to Occur (page __)

         The following conditions must be met for us to complete the merger:

         .   approval of the merger by Atlantic Financial shareholders;

         . approval from the New York Stock Exchange for the listing of the F&M common stock to be issued;

         . the continuing effectiveness of F&M's registration statement filed with the Securities and Exchange Commission;

         . receipt by F&M of a letter from its accountants stating that the merger qualifies for pooling of interests accounting treatment; and

         . receipt of a legal opinion concerning the tax consequences of the merger.

         We cannot complete the merger unless we obtain the approval of the Board of Governors of the Federal Reserve System and the Virginia State Corporation Commission. On _________ __, 2000, applications were filed with the Federal Reserve and the Virginia State Corporation Commission. While we cannot predict whether or when we will obtain all required regulatory approvals, we see no reason why the approvals will not be obtained in a timely manner.

         Unless prohibited by law, either Atlantic Financial or F&M could elect to waive a condition that has not been satisfied and complete the merger anyway.

    Termination of the Merger Agreement (page __)

         We can agree to terminate the merger agreement at any time without completing the merger. Either company may also terminate the merger agreement in the following circumstances:

         .   the merger is not completed on or before March 10, 2001 or

         . if any event occurs which renders impossible, in a material way, the satisfaction by one company of one or more of the conditions described above, unless the other company waives such satisfaction.

    Option Agreement (page 27)

         To induce F&M to agree to the merger, and to discourage other companies from acquiring Atlantic Financial, F&M was granted an irrevocable option to purchase from Atlantic Financial up to 829,468 shares of Atlantic Financial common stock at a price of $15.00 per share. F&M may exercise the option only if another party attempts to acquire control of Atlantic Financial. As of the date of this proxy statement/prospectus, we do not believe that has occurred. The stock option agreement is attached to this proxy statement/prospectus as Appendix II.

    Merger to Take Place in Early January 2001 (page __)

         The merger will become effective at the date and time stated on the certificate of merger issued by the Virginia State Corporation Commission. We anticipate the merger will take place during the first week of January 2001.

    Distribution of Stock Certificates (page __)

         After the merger, you will need to exchange your Atlantic Financial stock certificates for certificates representing F&M common stock. F&M will have its exchange agent mail to you instructions on how to exchange your shares. After turning in your certificates to the exchange agent, you will be mailed certificates representing shares of F&M common stock.

    F&M to Use Pooling of Interest Accounting Treatment (page __)

         We expect that the merger will be accounted for as a pooling of interests. This will enhance future earnings of F&M by avoiding the creation of goodwill relating to the merger and enable F&M to also avoid charges against future earnings resulting from amortizing goodwill. This accounting method also means that after the merger F&M will report financial results as if Atlantic Financial had always been combined with F&M.

    Listing of F&M Stock

         F&M will list the shares of its common stock to be issued in the merger on the New York Stock Exchange.

    Market Price Information

         Shares of F&M common stock are traded on the New York Stock Exchange and shares of Atlantic Financial common stock are traded on the Nasdaq SmallCap Market. On July 5, 2000, the last trading day before the public announcement of the merger, F&M common stock closed at $22.375 per share and Atlantic Financial common stock closed at $13.75 per share. Based on the exchange ratio, 0.753, the pro forma equivalent per share value of the Atlantic Financial common stock on July 5, 2000 was equal to approximately $16.85 per share. On ________ __, 2000, F&M common stock closed at $_____ per share and Atlantic Financial common stock closed at $_____ per share. The pro forma equivalent per share value of the Atlantic Financial common stock on __________ __, 2000 was approximately $____ per share.

    Comparative Per Share Information

           The following table shows information about our earnings per share, cash dividends per share and book value per share, and similar information reflecting the merger which we refer to as "pro forma" information. In presenting the comparative pro forma information for certain time periods, we assumed that we had been affiliated throughout those periods.

           We also assumed that we will treat our companies as if they had always been combined for accounting and financial reporting purposes, a method known as "pooling of interests" accounting. The information listed as "pro forma equivalent" was obtained by multiplying the pro forma amounts by the 0.753 exchange ratio.

          We present this information to reflect the fact that you will receive less than one share of F&M common stock for each share of Atlantic Financial common stock you own.

          We expect that we will incur reorganization and restructuring expenses as a result of the merger. We also anticipate that the merger will provide F&M and Atlantic Financial with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not attempt to predict or suggest future results.

          The information in the following table is based on the historical financial information that F&M and Atlantic Financial have presented in their Securities and Exchange Commission filings. The amounts previously reported by F&M in quarterly and annual reports for the periods presented have been retroactively restated to reflect the acquisition of The State Bank of Alleghenies on January 3, 2000, accounted for as a pooling of interests. We have incorporated this material into this proxy statement/prospectus by reference. See "Where You Can Find More Information" on page __.

                                                         Six months
                                                           ended                            Year ended
                                                          June 30,                         December 31,
                                                                           -----------------------------------------------
                                                            2000                1999             1998            1997
                                                            ----                ----             ----            ----
  Earnings Per Common Share
    Basic:
    Atlantic Financial historical................      $    0.58           $    0.94        $    0.88       $    1.02
    F&M historical...............................           0.92                1.72             1.55            1.44
    Pro forma combined...........................           0.90                1.67             1.51            1.43
    Atlantic Financial pro forma equivalent......           0.68                1.26             1.14            1.08

  Diluted:
    Atlantic Financial historical................      $    0.57           $    0.92        $    0.86       $    1.00
    F&M historical...............................           0.92                1.71             1.54            1.42
    Pro forma combined...........................           0.90                1.65             1.49            1.41
    Atlantic Financial pro forma equivalent......           0.68                1.24             1.12            1.07

  Cash Dividends Declared
    Per Common Share
    Atlantic Financial historical................      $    0.23           $    0.38        $    0.37       $    0.25
    F&M historical...............................          0.485                0.90             0.76            0.73
    Pro forma combined...........................          0.485                0.90             0.76            0.73
    Atlantic Financial pro forma equivalent......          0.365                0.68             0.57            0.55


                                                          June 30,                 December 31,
                                                            2000                       1999
                                                            ----                       ----

  Book Value Per Common Share
    Atlantic Financial historical................      $   10.49                    $   10.27
    F&M historical...............................          12.80                        12.36
    Pro forma combined...........................          12.93                        12.50
    Atlantic Financial pro forma equivalent......           9.74                         9.41

    Selected Financial Data

         We are providing the following information to help you analyze the financial aspects of the merger. We derived this information from audited financial statements for 1995 through 1999 and unaudited financial statements for the six months ended June 30, 2000 and 1999. This information is only a summary, and you should read it in conjunction with the historical financial statements and the related notes contained in the annual and quarterly reports and other documents that F&M and Atlantic Financial have filed with the Securities and Exchange Commission. See "Where You Can Find More Information" on page __. The amounts previously reported by F&M in quarterly and annual reports for the periods presented have been retroactively restated to reflect the acquisition of The State Bank of the Alleghenies on January 3, 2000, accounted for as a pooling of interests. You should not rely on the six month information as being indicative of results expected for the entire year.

                                              F&M - HISTORICAL FINANCIAL INFORMATION
                                       (Dollars in thousands, except for per share amounts)

                                       Six Months Ended
                                           June 30,                            Year Ended December 31,
                                   -----------------------  ------------------------------------------------------------
                                       2000         1999        1999        1998         1997         1996        1995
                                       ----         ----        ----        ----         ----         ----        ----
Net interest
  income........................   $   67,893   $   64,501  $  131,764  $  125,085   $  118,098   $  109,784  $  103,265
Net income......................       22,918       22,016      43,002      38,938       36,774       33,764      29,298
Diluted earnings
  per share.....................         0.92         0.87        1.71        1.54         1.42         1.34        1.17
Cash dividends
  per share.....................        0.485         0.43        0.90        0.76         0.73         0.69        0.61
Book value
  per share.....................        12.80        12.73       12.36       12.77        11.79        10.93       10.41
Total assets....................    3,288,541    3,075,721   3,098,167   3,100,117    2,875,438    2,642,237   2,513,120
Shareholders'
  equity........................      318,109      308,731     307,682     311,948      287,948      266,844     252,120

                                       ATLANTIC FINANCIAL - HISTORICAL FINANCIAL INFORMATION
                                       (Dollars in thousands, except for per share amounts)

                                       Six Months Ended
                                            June 30,                           Year Ended December 31,
                                   -----------------------  ------------------------------------------------------------
                                       2000         1999        1999        1998         1997         1996        1995
                                       ----         ----        ----        ----         ----         ----        ----
Net interest income.............   $    8,538   $    7,748  $  15,957   $   14,891   $   13,613   $  11,963   $   10,054
Net income......................        2,414        1,959      3,940        3,662        4,060       3,457        2,738
Diluted earnings
  per share.....................         0.57         0.46       0.92         0.86         1.00        0.88         0.77
Cash dividends
  per share.....................         0.23         0.18       0.38         0.37         0.25        0.13         0.06
Book value
  per share.....................        10.49        10.25      10.27        10.35         9.70        8.67         8.06
Total assets....................      387,301      374,340    383,309      360,303      315,257      286,312     251,591
Shareholders'
  equity........................       43,738       42,970     43,038       43,129       40,309       33,411      31,088

                              THE SPECIAL MEETING

Date, Place and Time

         We are furnishing this proxy statement/prospectus and the enclosed form of proxy to you in connection with the solicitation of proxies by the board of directors of Atlantic Financial for use at a special meeting of shareholders of Atlantic Financial. The special meeting will be held at _________________ located at _______________________, Newport News, Virginia on _________,
______________ __, 2000 at _:__ _.m.

Purpose of the Special Meeting

         The purpose of the special meeting is to consider and vote upon the Agreement and Plan of Reorganization, dated as of July 5, 2000, by and between F&M and Atlantic Financial, and a related Plan of Merger. The merger agreement is attached to this proxy statement/prospectus as Appendix I and is incorporated in this document by this reference.

Record Date

         Only shareholders of record at the close of business on ___________ __, 2000, the record date, are entitled to notice of and to vote at the special meeting or any adjournment thereof. At the close of business on ___________ __, 2000, there were shares of Atlantic Financial common stock issued and outstanding held by approximately _____ shareholders of record.

Vote Required

         Each share of Atlantic Financial common stock outstanding on __________ __, 2000, entitles the holder to cast one vote upon each matter properly submitted at the special meeting. Approval of the merger requires the affirmative vote of the holders of at least a majority of the shares of Atlantic Financial common stock outstanding as of ____________ __, 2000, in person or by proxy.

         Brokers who hold shares of Atlantic Financial common stock as nominees will not have discretionary authority to vote such shares in the absence of instructions from the beneficial owners of those shares. Any shares of Atlantic Financial common stock for which a broker has submitted an executed proxy but for which the beneficial owner of the shares has not given instructions on voting to such broker are referred to as "broker non-votes." This is important because abstentions and broker non-votes will be counted for purposes of establishing the presence of a quorum at the meeting and also will be counted and will have the effect of a vote against the proposal to approve the merger.

         Because approval of the merger requires the affirmative vote of at least a majority of the outstanding shares of Atlantic Financial common stock, abstentions and broker non-votes will have the same effect as a vote against approval of the merger agreement. Accordingly, the Atlantic Financial board urges you to complete, date and sign the accompanying proxy and return it promptly in the enclosed envelope.

         As of September 30, 2000, directors and executive officers of Atlantic Financial and their affiliates, beneficially owned an aggregate of 511,972 shares of Atlantic Financial common stock, or 12.28% of the shares of Atlantic Financial common stock outstanding on that date. We currently expect that all directors and executive officers of Atlantic Financial will vote their shares of Atlantic Financial common stock in favor of the merger.

Voting and Revocation of Proxies

         A form of proxy is enclosed with this proxy statement/prospectus. You are requested to complete, date and sign the form of proxy and return it promptly to Atlantic Financial in the enclosed envelope. If a proxy is properly executed and returned in time for voting, it will be voted in accordance with the instructions indicated on the proxy. If a proxy is signed and returned without indicating any voting instructions, shares of Atlantic Financial common stock represented by the proxy will be voted "FOR" the merger and in the discretion of the individuals named as proxies as to any other matter that may come before the special meeting or any adjournment or postponement thereof including, among other things, a motion to adjourn or postpone the special meeting to another time and/or place, for the purpose of soliciting additional proxies or otherwise. No proxy which is voted against the merger will be voted in favor of any such adjournment or postponement.

         A proxy may be revoked at any time before it is voted. You may revoke a proxy by giving written notice of revocation to Atlantic Financial, by executing and delivering a substitute proxy to Atlantic Financial or by attending the special meeting and voting in person. If you wish to revoke a proxy by written notice, please mail the notice so that it is received on or before ___________ __, 2000, to Secretary, Atlantic Financial Corp, 737 J. Clyde Morris Boulevard, Newport News, Virginia 23601.

Solicitation of Proxies

         Atlantic Financial will bear the costs of this solicitation of proxies. Solicitations may be made by mail, telephone, telegraph or personally by directors, officers and employees at Atlantic Financial, none of whom will receive additional compensation for performing such services. F&M will pay all of the expenses of printing and mailing of this proxy statement/prospectus.

Recommendation

         The board of directors of Atlantic Financial has approved the merger agreement and the transactions contemplated thereby. The Atlantic Financial board believes that the proposed transaction is fair to and in the best interests of Atlantic Financial and its shareholders. The Atlantic Financial board unanimously recommends that you vote "FOR" approval of the merger.

                                  THE MERGER

         The following is a summary description of the material aspects of the merger. This description does not purport to be complete and is qualified in its entirety by reference to the appendices attached to this proxy statement/prospectus, including the merger agreement and the plan of merger, which are attached as Appendix I to this proxy statement/prospectus. We urge you to read the appendices in their entirety.

Terms of the Merger

         The merger agreement provides for the exchange of each outstanding share of Atlantic Financial common stock for 0.753 shares of F&M common stock. This is the "exchange ratio." After the merger, F&M will serve as the parent bank holding company for the consolidated banking operations of Peninsula Trust Bank and United Community Bank, which will be combined into one bank before the F&M-Atlantic Financial merger and together continue to carry on their banking business in substantially the same manner as before the merger under the name "F&M Bank-Atlantic."

         No fractional shares of F&M common stock will be issued. Rather, cash, without interest, will be paid instead of any fractional share interest based on the average closing price of F&M common stock. The exchange ratio will be adjusted to reflect any stock split, stock dividend, recapitalization or similar transaction with respect to F&M common stock.

         Shareholders of Atlantic Financial are entitled to exercise their dissenters' rights with respect to the merger. See "--Dissenters' Rights."

Background of and Reasons for the Merger

         Background of the Merger. During the past several years, there have been significant developments in the banking and financial services industries. These developments have included increased emphasis and dependence on technology, specialization of products and services, increased competition from other financial institutions, increased competition from other less regulated financial service institutions, and a trend toward consolidation. To address the changing financial and regulatory landscape, and as part of its ongoing strategic planning process, Atlantic Financial's board periodically reviewed the operational and financial performance of the company and sought to enhance the income growth opportunities available to Atlantic Financial.

         In response to these issues, Atlantic Financial's board considered various growth alternatives, including de novo branch expansion and the possible acquisition of former branches of state banks that have been acquired by out-of-state bank holding companies in recent years. The board also analyzed the possibilities of merging with similarly situated bank holding companies or selling Atlantic Financial. During this time, Atlantic Financial held discussions with United Community Bankshares, Inc., a bank holding company based in Franklin, Virginia, with whom it ultimately merged in December 1998. Atlantic Financial also explored the possibility of separate business combinations with three other larger banking organizations, one of which was F&M.

         The Atlantic Financial board recognized during its strategic planning sessions that Atlantic Financial could possibly sell to a larger banking organization at a premium over the current market price. However, the board ultimately decided not to pursue such a transaction. The board concluded that, while a sale of control might maximize short-term shareholder value, it was likely that Atlantic Financial would be able to sustain its historical growth rate for the next several years and remaining independent could lead to greater benefits and shareholder value over the longer term. Following additional analysis of these issues, Atlantic Financial negotiated a merger agreement with United Community Bankshares and completed the merger in December 1998.

         In April 2000, F&M and Atlantic Financial reopened preliminary discussions about a possible affiliation of the two companies. On April 14, 2000, William J. Farinholt, President and Chief Executive Officer of Atlantic Financial, met with Alfred B. Whitt, President and Chief Executive Officer of F&M, to discuss the compatibility of F&M's and Atlantic Financial's operating philosophies and explore possible terms of a merger between F&M and Atlantic Financial. After that meeting, the Atlantic Financial board held discussions about possibly affiliating with F&M, and the discussions included the practical difficulties of Atlantic Financial's remaining independent and continuing to be able to compete with large regional bank holding companies and other financial service institutions, including challenges presented by increasing technology costs and costs associated with offering non-deposit products and services. In late May 2000, F&M and Atlantic Financial continued discussions that included the structure of an affiliation, possible board of directors composition, management structure, computer systems and future growth plans. Atlantic Financial engaged Davenport & Company LLC to prepare a financial analysis of a possible affiliation.

         By mid-June 2000, the respective management of F&M and Atlantic Financial had reached agreement, subject to their respective boards' approval, on the structure of a merger of the two companies and on all key issues involving management.

         At a July 3, 2000 board of directors meeting, representatives of Davenport presented a financial analysis of the merger and rendered an oral opinion to Atlantic Financial that the merger is fair from a financial point of view. Counsel was also present at the meeting and reviewed the merger agreement with the board of directors. Atlantic Financial's board of directors approved the merger. The merger agreement was executed and delivered on July 5, 2000.

         Atlantic Financial's Reasons for the Merger. In deciding to enter into the merger agreement, the Atlantic Financial board considered a number of factors. The board did not assign any relative or specific weights to the factors considered. The principal factors that led the board to approve the merger were:

         . the operation of Atlantic Financial as a separate banking subsidiary of F&M;

         . the opportunities for growth and diversification through an affiliation with F&M, a well-capitalized institution with a broader geographical market area;

         . the expanded products and services, including Internet banking, insurance, and trust services, that Atlantic Financial will be able to offer its customers as a result of affiliating with F&M;

         . the terms of the merger agreement and past practices by F&M in mergers and other affiliations with respect to the retention of valued employees and continued contributions in the best interests of the communities served by F&M's subsidiary and affiliated banks;

         . the compatibility of F&M's and Atlantic Financial's operating philosophies, and the similar value that F&M holds with respect to its customers, employees and the communities that it serves;

         . the current and prospective economic and competitive environment facing the banking industry generally, and Atlantic Financial in particular, including the continued pace of consolidation in the industry, the perceived importance of operational scale in enhancing efficiency and profitability and remaining competitive over the long term, and the benefits of increased geographic diversification;

         . the appointment by F&M of one of Atlantic Financial's directors to its board of directors upon the closing of the merger;

         . the opinion of Davenport to Atlantic Financial's board that the exchange ratio is fair from a financial point of view to Atlantic Financial's shareholders; and

         . the expectation that the merger will be tax-free for federal income tax purposes to Atlantic Financial and its shareholders, except for cash paid instead of fractional shares.

         Other material factors considered were the financial condition and history of performance of F&M, and the compatibility of the managements of the two organizations. The Atlantic Financial board believes that the addition of the resources that F&M will provide to Atlantic Financial will enable Atlantic Financial to provide a wider and improved array of financial services to consumers and businesses and to achieve added flexibility in dealing with the changing competitive environment in their market areas.

         The Atlantic Financial board has concluded that the terms of the merger agreement, which were determined on the basis of arms-length negotiations, are fair to Atlantic Financial's shareholders. As explained below, this conclusion is supported by the opinion of an independent financial advisor. In establishing the exchange ratio, the Atlantic Financial board also considered the exchange ratio in relation to the market value and earnings per share of F&M's common stock and Atlantic Financial's common stock, as well as information concerning the financial condition, results of operations and the prospects of F&M and Atlantic Financial.

         The board of directors of Atlantic Financial believes that the merger is in the best interests of Atlantic Financial and its shareholders. Atlantic Financial's directors have all committed to vote shares under their control in favor of the merger to the extent of their fiduciary ability.

         The Atlantic Financial board unanimously recommends that you vote "FOR" approval of the merger agreement.

Opinion of Financial Advisor

         Atlantic Financial retained Davenport & Company LLC to act as its financial advisor in connection with its evaluation of potential merger partners and to render a written opinion to Atlantic Financial's board of directors as to the fairness, from a financial point of view, of the consideration to be paid to Atlantic Financial's shareholders in accordance with the merger agreement. In requesting Davenport's advice and opinion, no restrictions or limitations were imposed by Atlantic Financial upon Davenport with respect to the investigations made or the procedures followed by Davenport in rendering its opinion. On July 3, 2000, Davenport delivered its opinion to the effect that as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications in the opinion, the consideration to be paid to the Atlantic Financial shareholders pursuant to the merger agreement was fair to the shareholders of Atlantic Financial from a financial point of view. Davenport subsequently updated its opinion to the date of this proxy statement/prospectus.

         The full text of Davenport's opinion dated ____________, 2000, which describes, among other things, the assumptions made, matters considered and the limitations on the review undertaken by Davenport, is attached to this proxy statement/prospectus as Appendix II. The summary of the Davenport opinion set forth below is qualified in its entirety by reference to the full text of the opinion. We urge you to read the opinion carefully and in its entirety.

         The Davenport opinion is directed only to the fairness of the merger consideration, from a financial point of view, to be paid to the Atlantic Financial shareholders and does not constitute a recommendation to any Atlantic Financial shareholder as to how such shareholder should vote at the special meeting. Davenport was not retained as an advisor or agent to Atlantic Financial shareholders or any other person, other than as an advisor to the Atlantic Financial board.

         Davenport is a regional investment banking firm. As part of its investment banking business, Davenport is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Davenport was selected by Atlantic Financial to act as its financial advisor because of Davenport's expertise in valuing and advising financial institutions in merger and acquisition transactions and because Davenport was familiar with Atlantic Financial and its business.

         In arriving at its opinion, Davenport, among other things:

         . reviewed the merger agreement;

         . reviewed this proxy statement/prospectus;

         . reviewed certain publicly available financial statements and other information of Atlantic Financial and F&M;

         . reviewed certain internal financial statements and other information and operating data of Atlantic Financial provided by its management;

         . reviewed certain publicly available forward looking information for F&M;

         . reviewed the reported prices and trading activity for Atlantic
           Financial common stock and F&M common stock;

         . held discussions with members of Atlantic Financial's management regarding past and current business operations, financial condition, results of regulatory examinations, the merger and the business and future prospects of Atlantic Financial;

         . compared the results of operations and market value of Atlantic
           Financial and F&M with similar information for certain other publicly traded companies which it deemed to be relevant;

         . compared the financial terms of the merger with the financial terms of certain other mergers and acquisitions of financial institutions in recent years;

         . took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and knowledge of the commercial banking industry generally; and

         . conducted such other studies, analyses and investigations and considered such other information as it deemed appropriate.

         In rendering its opinion, Davenport assumed and relied upon the accuracy, completeness and fairness of all of the financial and other information that was available to it from public sources, that was provided to it by Atlantic Financial or their representatives, F&M or their representatives, or that was otherwise reviewed by it. Davenport did not independently verify any of the information reviewed by it. Davenport is not an expert in the evaluation of loan portfolios for the purpose of assessing the adequacy of the allowance for losses, and assumed that such allowances, for each of the companies, are in the aggregate, adequate to cover such losses. Davenport did not review any individual credit files nor made any independent evaluation, appraisal or physical inspection of the assets or individual properties of Atlantic Financial or F&M, nor was Davenport furnished with such evaluation or appraisal. The Davenport opinion is necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to Davenport as of, the date of the Davenport opinion.

         The Davenport opinion is just one of the many factors taken into consideration by Atlantic Financial's board of directors in determining to approve the merger agreement. See " -- Atlantic Financial's Reasons for the Merger." The Davenport opinion does not address the relative merits of the merger as compared to any alternative business strategies that might exist for Atlantic Financial, nor does it address the effect of any other business combination in which Atlantic Financial might engage.

         In connection with rendering its opinion, Davenport performed a variety of financial analyses. The following is a summary of the material analyses presented to the Atlantic Financial board of directors at its July 3, 2000 meeting.

         Transaction Summary. Davenport reviewed the terms of the proposed merger including the aggregate transaction value. As is more specifically set forth in the merger agreement, upon consummation of the merger, each outstanding share of the common stock of Atlantic Financial, except for any dissenting shares, will be entitled to receive consideration of 0.753 shares of F&M stock per share of Atlantic Financial common stock. See " - Terms of the Merger." This conversion ratio resulted in an implied total transaction value of approximately $65.8 million, using F&M's closing stock price of $21.00 on June 30, 2000. Based on the implied total transaction value Davenport calculated the premium over Atlantic Financial's closing price as of June 30, 2000 to be 23.5%, the price to last twelve months earnings per share to be 16.4x, the price to book value to be 1.52x, the price to deposits to be 19.5% and the price to assets to be 17.1%.

          Analysis of Certain Other Publicly Traded Companies. To provide contextual data and comparative market information, Davenport compared selected financial information for Atlantic Financial to the corresponding information of certain other Virginia community banks whose securities are publicly traded (collectively, the "Comparable Companies"). The Comparable Companies were chosen because they possess general business, operating and financial characteristics representative of companies in the region and the industry in which Atlantic Financial and F&M operate. The Comparable Companies were: C&F Financial Corporation, Chesapeake Financial Shares, Inc., Community Bankshares, Inc., Eastern Virginia Bankshares, Inc., Independent Community Bankshares, Inc., James River Bankshares, Inc., Old Point Financial Corporation, Southern Financial Bancorp, Inc. and Virginia Commonwealth Financial Corp. Such data and ratios included each company's most recent Stock Price, Asset Size, Book Value, Price to Book Value, 1999 Earnings per Share, Last Twelve Months Earnings per Share, Price to Earnings ratios and Dividend Yield.

         Market information used in the ratios provided below is as of June 30, 2000. "LTM" is the Last Twelve Months ended March 31, 2000. The following table summarizes the relevant data items.


                                                                            Comparable Companies
                                        Atlantic         ------------------------------------------------------------
                                        Financial             Low                   High                 Median
                                        ---------             ---                   ----                 ------
Asset Size (millions).............        $385               $203                  $488                  $392
Price to Book Value...............        1.23x              0.99x                 1.77x                 1.31x
Price to 1999 Earnings............        13.9x               8.2x                 11.7x                  9.2x
Price to LTM Earnings.............        13.3x               8.5x                 12.7x                 10.1x
Dividend Yield....................         3.8%               2.2%                  5.0%                  3.7%

          Comparable Transaction Analysis. Davenport analyzed the transaction details of 15 community bank acquisition transactions announced from March, 1999 to June, 2000 in Virginia, Maryland, North Carolina, West Virginia and Tennessee with the selling institutions having between $140 million and $8.2 billion in assets (the "Comparable Transactions"). The deal sizes of the Comparable Transactions ranged from $21.7 million to $1.9 billion. The data available from the Comparable Transactions provided a range of multiples and ratios including Price to LTM Earnings, Price to Book Value, Price to Assets and Premium to Market Price. The Atlantic Financial market price is as of June 30, 2000. These multiples for the Comparable Transactions and the implied multiples for Atlantic Financial based on the proposed merger are summarized in the table below.

                                                                         Comparable Transactions
                                         Atlantic          -------------------------------------------------------
                                         Financial            Low                   High                Average
                                         ---------            ---                   ----                -------
Price to LTM EPS..................         16.4x             12.8x                 31.3x                 21.6x
Price to Book Value...............         1.52x             1.01x                 3.57x                 2.38x
Price to Assets...................         17.1%             11.7%                 35.8%                 24.2%
Premium to Market Price...........         23.5%              2.9%                 69.8%                 31.9%

          Discounted Dividend Analysis. Davenport performed a discounted dividend analysis to estimate a range of present values per share of Atlantic Financial stock assuming Atlantic Financial continued to operate as a stand-alone entity. This range was determined by adding (1) the present value of the estimated future dividend stream that Atlantic Financial could generate and (2) the present value of the "terminal value" of Atlantic Financial stock at December 31, 2004.

         In conducting this analysis, Davenport used Atlantic Financial's financial projections for 2000 and, in conjunction with Atlantic Financial, generated financial projections for 2001 through 2004. The primary assumptions used in the projections were: total assets growing 10.0% in 2000, 9.0% in 2001, 8% in 2002, and 7.0% in 2003 and 2004; a net interest margin of 5.0% for all five years; and an efficiency ratio of 61.0% in 2000, 60.0% in 2001, 59.0% in 2002, 58.0% in 2003, and 57.0% in 2004. Dividends were assumed to be 42.0% of net income in 2000 through 2004, growing from $0.48 per share in 2000 to $0.73 per share in 2004. Davenport calculated a terminal value at the end of the forecast period by applying price to earnings multiples ranging from 10.0x to 14.0x to the 2004 projected net income. To convert the projected dividends and terminal value to a current value, Davenport used discount rates ranging from 10.0% to 14.0%. Based upon the above assumptions, the stand-alone value of Atlantic Financial common stock ranged from $11.10 to $17.44 per share, as shown in the following table.

                                                          Terminal P/E Multiple
      Discount        ----------------------------------------------------------------------------------------------
        Rate                10.0x              11.0x              12.0x              13.0x              14.0x
        ----                -----              -----              -----              -----              -----
     10%........           $13.10             $14.18             $15.27             $16.35             $17.44
     11%........           $12.56             $13.60             $14.63             $15.67             $16.71
     12%........           $12.05             $13.04             $14.03             $15.02             $16.01
     13%........           $11.56             $12.51             $13.46             $14.40             $15.35
     14%........           $11.10             $12.01             $12.91             $13.82             $14.73

          Sensitivity Analysis. Davenport performed a sensitivity analysis on the per share stock price of Atlantic Financial and F&M by making assumptions about Atlantic Financial's future growth, profitability and stock price and discounting the future stock prices at the end of five years to the present. Davenport used a range of earnings and dividend growth rates similar to those used in the financial projection prepared in conjunction with the discounted dividend analysis in order evaluate the impact on the present values of each company's stock price. The key assumptions used in the present value matrix were: an earnings and dividends growth rate ranging from 6.0% to 10.0%; a terminal P/E multiple ranging from 10.0x to 14.0x; and a discount rate ranging from 10.0% to 14.0%. The analysis provided a range of per share values for the Atlantic Financial stock from a low of $8.94 to a high of $17.45 and a range of values for F&M stock from a low of $14.63 to a high of $28.30.


       Atlantic Financial
Growth Rate........................           6.0%             7.0%             8.0%             9.0%           10.0%
Terminal P/E Multiple..............          10.0x            11.0x            12.0x            13.0x           14.0x
Discount Rate......................          14.0%            13.0%            12.0%            11.0%           10.0%
-----------------------------------------------------------------------------------------------------------------------
Present Value......................          $8.94           $10.67           $12.64           $14.89          $17.45


                 F&M
Growth Rate........................           6.0%             7.0%             8.0%             9.0%           10.0%
Terminal P/E Multiple..............          10.0x            11.0x            12.0x            13.0x           14.0x
Discount Rate......................          14.0%            13.0%            12.0%            11.0%           10.0%
---------------------------------------------------------------------------------------------------------------------
Present Value......................         $14.63           $17.40           $20.57           $24.18          $28.30

          Contribution Analysis. Davenport reviewed the relative contributions to be made by Atlantic Financial and F&M to the combined institution based on data at and for the twelve months ended March 31, 2000. The market value data is as of June 30, 2000. Davenport compared such contributions to the pro forma ownership stake that Atlantic Financial shareholders would have in the combined institution. This information is presented in the following table.


                                                        Atlantic Financial                 F&M
                                                        ------------------                 ---
              2000E Net Income....................              10%                        90%
              1999A Net Income....................              9%                         91%
              Book Value..........................              12%                        88%
              Loans, net..........................              10%                        90%
              Deposits............................              11%                        89%
              Total Assets........................              11%                        89%
              Market Value........................               9%                        91%
              Post-Merger Ownership...............              11%                        89%

          The summary set forth above does not purport to be a complete description of the analyses performed by Davenport, but describes, in summary form, the principal elements of the presentation made by Davenport to the Atlantic Financial board of directors on July 3, 2000. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Each of the analyses conducted by Davenport was carried out in order to provide a different perspective on the transaction and add to the total mix of information available. Davenport did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, Davenport considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. Davenport did not place particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, Davenport believes that its analyses must be considered as a whole and that selecting portions of its analysis and the factors considered by it, without considering all analyses and factors, could create an incomplete or misleading view of the evaluation process underlying its opinion. In performing its analyses, Davenport made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by Davenport are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

          Pursuant to the terms of an engagement letter dated July 3, 2000 between Atlantic Financial and Davenport, Atlantic Financial paid Davenport a fee of $50,000 upon the execution of the engagement letter and is obligated to pay an additional fee of $50,000 upon consummation of the merger. Atlantic Financial has also agreed to indemnify Davenport and certain related persons against certain liabilities in connection with its engagement, including liabilities under the federal securities laws. The terms of the fee arrangement with Davenport, which Davenport and Atlantic Financial believe are customary in transactions of this nature, were negotiated at arm's length between Atlantic Financial and Davenport and the Atlantic Financial board was aware of such arrangement, including the fact that a significant portion of the aggregate fee payable to Davenport is contingent upon consummation of the merger. In the past, Davenport has provided investment banking services to Atlantic Financial for which services Davenport received customary fees.

Effective Date

         If the merger is approved by the shareholders of Atlantic Financial, all required governmental and other consents are obtained and the other conditions to the merger are satisfied or waived, the merger will be consummated and made effective on the date and at the time indicated on the certificate of merger issued by the Virginia State Corporation Commission pursuant to the Virginia Stock Corporation Act. See "-- Representations and Warranties; Conditions to the Merger."

         It is anticipated that the merger will occur during the first week of January 2001.

Surrender of Stock Certificates

         As soon as practicable after the merger, F&M will cause American Stock Transfer & Trust Company, its exchange agent, to mail to you a letter of transmittal and instructions for use to surrender the certificates representing shares of Atlantic Financial common stock in exchange for certificates representing shares of F&M common stock.

Atlantic Financial shareholders should not send in their certificates until they receive such instructions.

         Promptly after surrender of one or more certificates for Atlantic Financial common stock, together with a properly completed letter of transmittal, you will receive a certificate or certificates representing the number of shares of F&M common stock to which you are entitled and, where applicable, a check for the amount payable in cash instead of issuing a fractional share. Lost, stolen, mutilated or destroyed certificates will be treated in accordance with the existing procedures of F&M.

         After the merger, you will be entitled to vote the number of shares of F&M common stock into which your Atlantic Financial common stock has been converted, regardless of whether you have surrendered your Atlantic Financial certificates. The merger agreement provides, however, that no dividend or distribution payable to the holders of record of F&M common stock at or as of any time after the effective date of the merger will be paid to the holder of any Atlantic Financial certificate until such holder physically surrenders such certificate, promptly after which time all such dividends or distributions will be paid, without interest.

Representations and Warranties; Conditions to the Merger

         The merger agreement contains representations and warranties by F&M and Atlantic Financial, including representations and warranties with respect to their individual organizations, authorizations to enter into the merger agreement, capitalization, financial statements and pending and threatened litigation. These representations and warranties, except as otherwise provided in the merger agreement, will not survive the effective date of the merger.

         The obligations of F&M and Atlantic Financial to consummate the merger are subject to the following conditions, among others:

         . approval and adoption of the merger agreement by the shareholders of Atlantic Financial;

         . receipt of all necessary regulatory approvals not conditioned or restricted in a manner that, in the judgment of the boards of directors of F&M or Atlantic Financial, materially adversely affects the economic or business benefits of the merger so as to render inadvisable or unduly burdensome consummation of the merger;

         . the absence of certain actual or threatened proceedings before a court or other governmental body relating to the merger;

         .     receipt of a fairness opinion from Davenport & Company LLC; and

         . the receipt of an opinion of LeClair Ryan, A Professional Corporation, counsel to F&M, as to certain federal income tax consequences of the merger.

         Also, under the terms of the merger agreement, F&M agreed that, following the merger, it will indemnify those persons associated with Atlantic Financial who are entitled to indemnification as of the effective date of the merger.

         In addition, each company's obligation to effect the merger, unless waived, is subject to:

         . performance by the other company of its obligations under the merger agreement;

         . the accuracy, in all material respects, of the representations and warranties of the other company contained in the merger agreement; and

         . the receipt of certain opinions and certificates from the other company.

Regulatory Approvals

         The Merger. The merger cannot occur without its approval by the Board of Governors of the Federal Reserve System and the Virginia State Corporation Commission. On _____________ __, 2000, applications were filed with the Federal Reserve and the Virginia State Corporation Commission. The applications were accepted but no approvals have been obtained.

         The Subsidiary Bank Merger. As required by the terms of the merger agreement, Atlantic Financial's banking subsidiaries, Peninsula Trust Bank and United Community Bank, will merge sometime before the merger of Atlantic Financial into F&M. Like the merger of Atlantic Financial - F&M merger, the subsidiary bank merger is subject to approval of the Federal Reserve Board and the Virginia State Corporation Commission. On _____________ __, 2000, applications were filed with the Federal Reserve and the Virginia State Corporation Commission. The applications were accepted but no approvals have been obtained.

         While we cannot predict whether or when we will obtain all required regulatory approvals, we see no reason why the approvals will not be obtained in a timely manner. However, there can be no assurance that the necessary approvals will be obtained, or that any approval will not be conditioned in a manner which makes consummation of the merger, in the judgment of the board of directors of F&M or Atlantic Financial, inadvisable or unduly burdensome.

Business Pending the Merger

         Until the merger, Atlantic Financial has agreed to conduct its operations only in the ordinary and usual course, consistent with past practice, and to use its best efforts to maintain its business organizations, employees and business relationships and retain the services of its officers and key employees.

         In addition, and except with the prior consent of F&M, until the effective date of the merger Atlantic Financial may not:

         . take any action, engage in any transactions or enter into any agreements which would adversely affect or delay in any material respect the ability of F&M or Atlantic Financial to obtain the necessary approvals, consents or waivers required to effect the merger or to perform its covenants and agreements on a timely basis;

         . issue any capital stock, except upon exercise of warrants or options issued pursuant to existing employee benefits plans, programs or arrangements or effect any stock split or otherwise change its capitalization;

         . enter into or amend any written employment or severance agreement or similar arrangement with any of its directors, officers or employees, or grant any salary or wage increase or increase any employee compensation, except for normal individual increases to employees and bonuses awarded to senior officers made in the ordinary course of business consistent with past practice;

         . enter into or amend, except as required by law, any employee benefit, incentive or welfare arrangement, or any related trust agreement, relating to any of its directors, officers or employees;

         . incur any obligation or liability, make any pledge, or encumber any of its assets, nor dispose of any of its assets in any other manner, except in the ordinary course of business and for adequate value, or as otherwise permitted in the merger agreement;

         . change its lending, investment, asset/liability management or other material banking policies in any material respect, except as may be required by law;

         .     amend its articles of incorporation or bylaws;

         .     declare or pay dividends on its capital stock; or

         .     purchase or redeem any of its capital stock.

         Pending consummation of the merger, F&M has agreed that F&M and its subsidiary banks will operate their respective businesses in the ordinary course and use their best efforts to preserve their respective properties, business and customer and employee relationships.

No Solicitation; Board Action

         Atlantic Financial has agreed not to solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations regarding any merger, consolidation, share exchange, joint venture, business combination or similar transaction involving Atlantic Financial, or any purchase of all or any material portion of the assets of Atlantic Financial.

         Notwithstanding the non-solicitation provision described above, the Atlantic Financial board may furnish information to, or enter into discussions or negotiations with, any person or entity that makes an unsolicited, written bona fide proposal regarding a transaction described above if, and only to the extent that:

         . the Atlantic Financial board concludes in good faith, after consultation with and based upon the advice of outside counsel, that it is required to furnish such information or enter into such discussions or negotiations in order to comply with its fiduciary duties to shareholders under applicable law;

         . prior to taking such action, Atlantic Financial receives from such person or entity an executed confidentiality agreement; and

         . the Atlantic Financial board concludes in good faith that the proposal regarding the transaction contains an offer of consideration that is superior to the consideration set forth in the merger agreement.

Waiver, Amendment and Termination

         At any time on or before the effective date of the merger, any term or condition of the merger, except for the general conditions set forth in Section 5.1(a)-(d) of the merger agreement, may be waived by the party which is entitled to the benefits thereof, without shareholder approval, to the extent permitted under applicable law. The merger agreement may be amended at any time before the merger by agreement of the parties whether before or after the special meeting, except that the exchange ratio will not be changed after approval of the merger agreement by the Atlantic Financial shareholders. Any material change in a material term of the merger agreement would require a resolicitation of Atlantic Financial's shareholders. Such a material change would include, but not be limited to, a change in the tax consequences to Atlantic Financial's shareholders.

         The merger agreement may be terminated at any time before the merger, whether before or after the approval of the merger by the shareholders of Atlantic Financial:

          .    by mutual consent of Atlantic Financial and F&M;

          . unilaterally by Atlantic Financial or F&M, if the merger has not occurred on or before March 10, 2001, except that the party whose failure to perform any obligation under the merger agreement is the cause of the delay may not terminate the merger based upon the delay; or

          . unilaterally by Atlantic Financial or F&M if the satisfaction in any material respect of one or more conditions to the obligation of that party is rendered impossible of satisfaction.

In the event of termination, the merger agreement will become null and void, except that certain provisions thereof relating to expenses and confidentiality of information exchanged between the parties will survive any such termination.

The Option Agreement

          The option agreement was entered into as a condition to F&M's willingness to enter into an agreement in principle with Atlantic Financial as to the terms of the merger and to increase the probability of the merger. Exercise of the F&M option may make the acquisition of a controlling interest in Atlantic Financial more expensive to any prospective acquiror other than F&M, even if such an acquisition would be beneficial to you. The existence of the F&M option is intended to make it less likely that a prospective acquiror, other than F&M, will seek a business combination with Atlantic Financial. The following is a brief summary of the option agreement and is qualified in its entirety by reference to the option agreement, a copy of which is attached to this proxy statement/prospectus as Appendix II and incorporated by reference herein.

          The option agreement permits the exercise by F&M of an option to acquire up to 829,468 shares of Atlantic Financial common stock at a price of $15.00 per share, subject to adjustment upon the occurrence of certain events described below. The shares subject to the F&M option represent approximately 19.9% of the outstanding shares of Atlantic Financial common stock as of the date of the option agreement, July 5, 2000.

          F&M may exercise its option, in whole or in part, at any time or from time to time, upon or after the occurrence of a "purchase event." As used in the option agreement, a "purchase event" occurs when:

          . Atlantic Financial enters into an agreement with a person (other than F&M or its affiliates) to:

               . acquire, merge or consolidate with, or enter into any similar transaction with Atlantic Financial,

               . purchase, lease or otherwise acquire all or substantially all of the assets of Atlantic Financial, or

               . purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing more than 10% of the voting power of Atlantic Financial;

          . any person acquires beneficial ownership of more than 20% of the outstanding shares of Atlantic Financial common stock; or

          . a bona fide proposal is made by any person (other than F&M or its affiliates) by public announcement or written communication that is or becomes the subject of public disclosure to acquire, merge or consolidate with, or enter into any similar transaction with Atlantic Financial, and following such proposal the shareholders of Atlantic Financial vote not to approve the merger agreement.

          Atlantic Financial is required to notify F&M upon the occurrence of a transaction, offer or event giving rise to a purchase event. In the event F&M wishes to exercise the option, it must send Atlantic Financial written notice specifying (a) the total number of shares it will purchase and (b) the place and date not earlier than three business days nor later than 60 business days after the date on which such notice is given for the closing of the purchase. If prior notification to, or approval of, any federal or state regulatory agency is required, F&M will promptly file the required notice or application for approval and the period of time that otherwise would run pursuant to such notice period will run instead from the date on which the last required notification period has expired or has been terminated or such approvals have been obtained and any requisite waiting period has passed.

         F&M's option will expire and terminate, to the extent not previously exercised, upon the earlier of:

         .     the effective date of the merger;

         . the date on which the merger agreement is terminated, other than a termination based upon a material breach by Atlantic Financial of any covenant in the merger agreement or the failure of Atlantic Financial to obtain shareholder approval of the transactions contemplated by the merger agreement by the vote required by applicable law, in either case following the occurrence of a purchase event; or

         . 12 months after the merger agreement is terminated based upon a material breach by Atlantic Financial of certain specified covenants or the failure of Atlantic Financial to obtain shareholder approval of the transactions contemplated by the merger agreement by the vote required under applicable law, in either case following the occurrence of a purchase event.

         If Atlantic Financial's capitalization changes by reason of stock dividend, split-up merger, recapitalization, combination, exchange of shares or the like, the number of shares subject to the option and the purchase price per share thereof will be adjusted so that the economic value of the option remains unaltered.

Resales of F&M Common Stock

         All shares of F&M common stock received by you in connection with the merger will be freely transferable, except that F&M common stock received by persons who are deemed to be "affiliates" of Atlantic Financial for purposes of Rule 145 under the Securities Act of 1933. To the best knowledge of Atlantic Financial and F&M, the only persons who may be deemed to be affiliates of Atlantic Financial subject to these limitations are the directors and executive officers of Atlantic Financial.

Accounting Treatment

         We anticipate that the merger will be accounted for as a pooling of interests for accounting and financial reporting purposes. Under this method of accounting, recorded assets and liabilities of F&M and Atlantic Financial are carried forward at their previously recorded amounts, income of the combined corporations will include income of F&M and Atlantic Financial for the entire fiscal year in which the merger occurs, and the reported income of the separate corporations for prior periods will be combined. No recognition of goodwill in the combination is required of any party to the merger.

         For the merger to qualify as a pooling of interests, it must satisfy a number of conditions including that substantially all of the Atlantic Financial common stock be exchanged for F&M common stock. If any of the conditions to pooling of interests accounting is not satisfied, then the merger would not qualify for pooling of interests accounting treatment, and a condition to the obligation of F&M to consummate the merger would not be satisfied. Each of F&M and Atlantic Financial have agreed that they will use their respective best efforts to ensure that the merger will qualify for pooling of interests accounting treatment. In addition, certain affiliates of F&M and Atlantic Financial have agreed that they will not sell any F&M common stock or Atlantic Financial common stock within 30 days before the effective date of the merger, nor sell any F&M common stock until such time as F&M has published financial results covering at least 30 days of the combined operations of F&M and Atlantic Financial after the merger.

Interests of Certain Persons in the Merger

         As discussed below, certain members of Atlantic Financial's management, as well as certain members of the Atlantic Financial board of directors, have interests in the merger in addition to their interests as shareholders of Atlantic Financial. In each case, the Atlantic Financial board was aware of these potential interests, and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby.

         Indemnification. F&M has generally agreed to indemnify, the officers and directors of Atlantic Financial against certain liabilities arising before the effective date of the merger. F&M also has agreed to provide directors' and officers' liability insurance for the present officers and directors of Atlantic Financial for a period of three years after the merger.

         Directors. One current director of Atlantic Financial will become a director of F&M after the merger is completed. All of the directors of Atlantic Financial will become the directors of F&M Bank-Atlantic. Directors of Peninsula Trust Bank and United Community Bank will be offered a position on F&M Bank-Atlantic's advisory board.

         Stock Options. Certain officers and employees of Atlantic Financial hold stock options under Atlantic Financial's stock incentive plan to acquire aggregate of 110,042 shares of Atlantic Financial common stock at exercise prices ranging from $5.625 to $12.50 per share. Such options, to the extent not exercised before the merger, will be converted into options to acquire shares of F&M common stock, appropriately adjusted to reflect the exchange ratio.

         Agreements with Management. In connection with the merger, F&M has offered employment agreements to four senior executives of Atlantic Financial:
William J. Farinholt, Wenifred O. Pearce, Kenneth E. Smith and D. Eugene Brittle. The F&M agreements would provide the executive officers with the same levels of salary compensation as exists under their current employment agreements with Atlantic Financial. If the officers agree to enter into employment agreements with F&M, the F&M agreements will supersede the existing employment agreements and change of control arrangements the officers have with Atlantic Financial. In the event that an executive officer does not accept an employment agreement as offered by F&M, his rights in connection with the merger will be governed by his existing employment agreement and change of control provisions in that agreement.

         The employment agreements further provide that the senior executive will receive, on the same basis as other similarly situated officers of F&M, employee pension and welfare benefits and group employee benefits such as vacation, group disability and health, dental, and life and accident insurance. According to the terms of the agreements, for each senior executive:

         . if his employment is terminated for any reason, other than termination by F&M or F&M Bank-Atlantic without cause (as that term is defined in the agreements) or by the executive for good reason (as that term is defined in the agreements), he will be entitled to salary and benefits for the remainder of the term of the agreement, or one year, whichever is greater; and

         . if F&M or F&M Bank-Atlantic terminates the agreement for cause, he would not be entitled to any further compensation or benefits.

         If an officer enters into an F&M employment agreement, the officer will agree to comply with certain noncompetition and nonsolicitation provisions. The provisions are in effect during the term of the agreement, as well as after a senior executive's employment is terminated, for a period of one year with respect to the noncompetition provisions, and for a period of three years with respect to the nonsolicitation provisions. If the senior executive does not comply with these provisions, he may have to refund the amounts paid to him during and after the breach of the provisions.

         In connection with F&M's offer of an employment agreement, F&M also has offered each of the named executive officers a change in control agreement on terms similar to those in effect for certain of the senior executive officers of F&M's subsidiary banks. The change in control agreements will become binding employment contracts after a change in control (as that term is defined in the agreements) of F&M and will provide for continued employment for three years on terms equivalent to the terms of employment existing before the change in control of F&M. In the event of a termination of employment during this three year period without cause (as that term is defined in the agreements) or by the officer for good reason (as that term is defined in the agreements) or during a 90 day period immediately following the first anniversary of the date on which the change in control occurred, the officer will be paid in one lump sum an amount equal to 1.5 times the sum of (a) his annual base salary, and (b) the highest annual bonus paid or payable for the two most recently completed years. In addition, the executive is entitled to continued employee welfare benefits for three years after the termination date. The change in control agreement will be entered into only if the executive officer has accepted and agreed to the employment agreement offered by F&M.

         Employee and Benefit Plans. As soon as administratively practicable following the merger, employees of Peninsula Trust Bank and United Community Bank who continue on as employees of F&M Bank-Atlantic will be entitled to participate in the F&M pension, health and welfare benefit and similar plans on the same terms and conditions as employees of F&M. These employees of Peninsula Trust Bank and United Community Bank will receive credit for their years of service to those banks for participation and vesting purposes only.

Material Federal Income Tax Consequences

         The following is a discussion of all material federal income tax consequences of the merger under the Internal Revenue Code to Atlantic Financial shareholders who receive F&M common stock solely in exchange for Atlantic Financial common stock and cash instead of fractional shares. The discussion does not deal with all aspects of federal taxation that may be relevant to particular Atlantic Financial shareholders. Certain tax consequences of the merger may vary depending upon the particular circumstances of each Atlantic Financial shareholder and other factors.

         You are urged to consult with your tax advisor to determine the particular tax consequences of the merger to you.

         This summary is based on current law and the advice of LeClair Ryan, A Professional Corporation, legal counsel to F&M. The advice in this summary is based on, among other things, certain customary assumptions and representations relating to certain facts and circumstances of, and the intentions of the parties to, the merger. Neither F&M nor Atlantic Financial has requested a ruling from the Internal Revenue Service in connection with the merger. To meet a condition to consummation of the merger, F&M and Atlantic Financial will receive from LeClair Ryan, an opinion as to certain federal income tax consequences of the merger. Such opinion is not binding on the Internal Revenue Service.

         In the opinion of counsel, the merger will constitute a tax-free reorganization under Section 368(a) of the Internal Revenue Code, if consummated in the manner set forth in the merger agreement. Accordingly, among other things, in the opinion of such counsel:

         .    the merger will constitute a reorganization within the meaning of
              Section 368(a) of the Internal Revenue Code;

         . no gain or loss will be recognized by F&M or Atlantic Financial as a result of the merger;

         . no gain or loss will be recognized by a Atlantic Financial shareholder to the extent he receives F&M common stock solely in exchange for his Atlantic Financial common stock pursuant to the merger;

         . the tax basis of the F&M common stock received by each Atlantic Financial shareholder will be the same as the tax basis of the Atlantic Financial common stock surrendered in exchange therefor; and

         . the holding period for each share of F&M common stock received by each Atlantic Financial shareholder in exchange for Atlantic Financial common stock will include the period for which such shareholder held the Atlantic Financial common stock exchanged therefor, provided such Atlantic Financial common stock is a capital asset in the hands of such holder at the effective date.

         Any cash received by you instead of fractional shares could result in taxable income to you. The receipt of such cash will generally be treated as a sale or exchange of the stock resulting in capital gain or loss measured by the difference between the cash received and an allocable portion of the basis of the stock relinquished. The receipt of such cash may be treated as a dividend and taxed as ordinary income in certain limited situations.

Dissenters' Rights

         A shareholder of Atlantic Financial common stock who objects to the merger and who complies with provisions of Article 15 of Title 13.1 of the Virginia Stock Corporation Act ("Article 15") may demand the right to receive a cash payment, if the merger is consummated, for the fair value of his or her stock immediately before the effective date of the merger, exclusive of any appreciation or depreciation in anticipation of the merger unless such exclusion would be inequitable. In order to receive payment, a dissenting shareholder must deliver to Atlantic Financial before the vote is taken at the special meeting a written notice of intent to demand payment for his or her shares if the merger is effectuated and must not vote his or her shares in favor of the merger. The intent to demand payment should be delivered to Kenneth E. Smith, Executive Vice President and Secretary, Atlantic Financial Corp, 737 J. Clyde Morris Boulevard, Newport News, Virginia 23601.

         A vote against the merger will not itself constitute written notice and a failure to vote will not constitute a timely written notice of intent to demand payment.

         A shareholder of record of Atlantic Financial common stock may assert dissenters' rights as to fewer than all the shares registered in his or her name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies Atlantic Financial in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders. A beneficial shareholder of Atlantic Financial common stock may assert dissenters' rights as to shares held on his behalf by a shareholder of record only if:

         . he submits to Atlantic Financial the record shareholder's written consent to the dissent not later than the time when the beneficial shareholder asserts dissenters' rights, and

         . he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

         Within 10 days after the effective date of the merger, Atlantic Financial is required to deliver a notice in writing to each dissenting shareholder who has filed an intent to demand payment and who has not voted such shares in favor of the merger. The notice will:

         . state where the demand for payment is to be sent and where and when stock certificates will be deposited;

         .    supply a form for demanding payment;

         . set a date by which Atlantic Financial must receive the payment demand; and

         .    be accompanied by a copy of Article 15.

A dissenting shareholder who is sent a dissenter's notice must submit the payment demand and deposit his or her stock certificates in accordance with the terms of, and within the time frames set forth in, the dissenter's notice. As a part of the payment demand, the dissenting shareholder must certify whether he or she acquired beneficial ownership of the shares before or after the date of the first public announcement of the terms of the proposed merger, July 6, 2000. Atlantic Financial will specify that date in the dissenter's notice.

         Except with respect to shares acquired after July 6, 2000, Atlantic Financial will pay a dissenting shareholder the amount Atlantic Financial estimates to be the fair value of his or her shares, plus accrued interest. This payment will be made within 30 days of receipt of the dissenting shareholder's payment demand. As to shares acquired after July 6, 2000, Atlantic Financial is only obligated to estimate the fair value of the shares, plus accrued interest, and to offer to pay this amount to the dissenting shareholder conditioned upon the dissenting shareholder's agreement to accept it in full satisfaction of his or her claim.

         If a dissenting shareholder believes that the amount paid or offered by Atlantic Financial is less than the fair value of his or her shares, or that the interest due is incorrectly calculated, that dissenting shareholder may notify Atlantic Financial of his or her own estimate of the fair value of his shares and amount of interest due and demand payment of such estimate, less any amount already received by the dissenting shareholder. The dissenting shareholder must notify Atlantic Financial of the estimate and demand within 30 days after the date Atlantic Financial makes or offers to make payment to the dissenting shareholder.

         Within 60 days after receiving the estimate and demand, Atlantic Financial must either commence a proceeding in the appropriate circuit court to determine the fair value of the dissenting shareholder's shares and accrued interest, or Atlantic Financial must pay each dissenting shareholder whose demand remains unsettled the amount demanded. If a proceeding is commenced, the court must determine all costs of the proceeding and must assess those costs against Atlantic Financial, except that the court may assess costs against all or some of the dissenting shareholders to the extent the court finds that the dissenting shareholders did not act in good faith in demanding payment of the estimate and demand.

         The above discussion is a summary of the material provisions of Article
15. You are strongly encouraged to review carefully the full text of Article 15, which is included as Appendix V to this proxy statement/prospectus. The provisions of Article 15 are technical and complex, and a shareholder failing to comply strictly with them may forfeit his or her dissenting shareholder's rights. Any shareholder who intends to dissent from the merger should review the full text of those provisions carefully and also should consult with his or her attorney. No further notice of the events giving rise to dissenters' rights or any steps associated therewith will be furnished to you, except as indicated above or otherwise required by law.

         Any dissenting shareholder who perfects his right to be paid the fair value of his or her shares will recognize gain or loss, if any, for federal income tax purposes upon the receipt of cash for his or her shares. The amount of gain or loss and its character as ordinary or capital gain or loss will be determined in accordance with applicable provisions of the Internal Revenue Code. See "-- Material Federal Income Tax Consequences."

Certain Differences in Rights of Shareholders

         Both F&M and Atlantic Financial are corporations subject to the provisions of the Virginia Stock Corporation Act. Your shareholder rights are presently governed by Atlantic Financial's articles of incorporation and bylaws. Upon consummation of the merger and your becoming a shareholder of F&M, your shareholder rights will be governed by the articles of incorporation and bylaws of F&M.

         There are no material differences between the rights of a Atlantic Financial shareholder under Atlantic Financial's articles of incorporation and bylaws, on the one hand, and the rights of an F&M shareholder under the articles of incorporation and bylaws of F&M, on the other hand, except as disclosed in the section "Comparative Rights of Shareholders" on page __.

Expenses of the Merger

         In general, whether or not the merger is consummated, Atlantic Financial and F&M will pay their own expenses incident to preparing, entering into and carrying out the merger agreement, and preparing and filing the registration statement of which this proxy statement/prospectus is a part. F&M will, however, pay the expenses of printing and mailing this proxy statement/prospectus, and may make payment under circumstances involving willful and material breaches of certain provisions of the merger agreement.

         If either party willfully and materially breaches the merger agreement, that party must pay the costs associated with this transaction incurred by the non-breaching party. If the merger agreement is terminated by Atlantic Financial because it is not approved by Atlantic Financial shareholders, Atlantic Financial must pay 50% of F&M's costs in this transaction, up to $50,000.

Cautionary Statement Concerning Forward-Looking Statements

         This proxy statement/prospectus, including information included or incorporated by reference in this proxy statement/prospectus, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and businesses of each of F&M and Atlantic Financial. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities:

         . competitive pressure in the banking industry increases significantly;

         .    changes in the interest rate environment reduce margins;

         . general economic conditions, either nationally or regionally, are less favorable than expected, resulting in, among other things, a deterioration in credit quality;

         . changes occur in the regulatory environment;

         . changes occur in business conditions and inflation; and

         . changes occur in the securities markets.

                          MARKET PRICES AND DIVIDENDS

Market Prices

         F&M common stock is listed and traded on the NYSE under the symbol "FMN." Atlantic Financial common stock is quoted on the Nasdaq SmallCap Market under the symbol "AFIC."

         The following tables provide the high and low closing sales prices for F&M common stock on the NYSE and Atlantic Financial common stock on the Nasdaq SmallCap Market for the periods indicated.

         F&M
         ---

                                                            Closing Sales Prices
                                            --------------------------------------------------------------------------
                                                   2000                      1999                       1998
                                            --------------------------------------------------------------------------
                                            High          Low         High          Low          High          Low
                                            ----          ---         ----          ---          ----          ---
1st Quarter............................    $ 27.25      $ 22.13      $ 30.00      $ 23.87       $ 36.25      $ 31.75
2nd Quarter............................      24.82        21.00        33.18        23.93         34.31        32.00
3rd Quarter............................      25.00        21.75        33.50        26.00         31.56        26.13
4th Quarter (through ____).............                                30.12        26.50         31.69        25.06

         The closing price of F&M common stock on the NYSE on July 5, 2000, the last full trading day preceding the public announcement of the proposed merger, was $22.375 per share. The closing price of F&M common stock on the NYSE on ___________ __, 2000, the latest practicable date before the date of this proxy statement/prospectus was $_____ per share.

         Atlantic Financial
         ------------------

                                                                     Closing Sales Prices
                                          -----------------------------------------------------------------------------
                                                 2000                      1999                       1998
                                          -----------------------------------------------------------------------------
                                            High          Low          High          Low         High          Low
                                            ----          ---          ----          ---         ----          ---
1st Quarter............................   $ 15.38       $ 8.16      $ 19.00       $ 15.25      $ 23.00      $ 16.25
2nd Quarter ...........................     14.25         8.16        18.00         14.75        24.00        20.00
3rd Quarter............................     19.50        12.63        19.00         15.50        21.50        18.00
4th Quarter (through _____)............                               18.25         14.63        19.50        15.75

         The closing price of Atlantic Financial common stock on the Nasdaq SmallCap Market on July 5, 2000, the last full trading day preceding the public announcement of the proposed merger, was $13.75 per share. The closing price of Atlantic Financial common stock on the Nasdaq SmallCap Market on ___________ __, 2000, the latest practicable date before the date of this proxy statement/prospectus was $_____ per share.

         As of _____________ __, 2000, there were _____ record holders of F&M common stock. As of _____________ __, 2000, the record date, there were approximately 1,663 holders of record of Atlantic Financial common stock.

Dividends

         The tables below reflect the cash dividends declared per share during each quarter on F&M common stock and Atlantic Financial common stock for the periods indicated. F&M or F&M Bank-Winchester has paid regular cash dividends for more than 57 consecutive years. Atlantic Financial has paid regular cash dividends annually since 1994 and then quarterly since 1998.

         The amounts shown for F&M have not been restated and adjusted to reflect the acquisition of The State Bank of Alleghenies on January 3, 2000, accounted for as a pooling of interests.

         F&M
         ---
                                    2000        1999     1998
                                    ----        ----     ----

1st Quarter.....................   $0.235      $0.195   $0.185
2nd Quarter.....................     0.25       0.235    0.185
3rd Quarter.....................     0.25       0.235    0.195
4th Quarter.....................                0.235    0.195

         Atlantic Financial
         ------------------
                                     2000       1999     1998
                                     ----       ----     ----

1st Quarter.....................    $0.11      $0.09       (1)
2nd Quarter.....................     0.12       0.09        --
3rd Quarter.....................     0.12       0.09       (1)
4th Quarter.....................       --       0.11    $0.09 (1)
_____________

(1) Atlantic Financial and United Community Bankshares, Inc. merged on December 1, 1998. Prior to the merger, Atlantic Financial declared a cash dividend for its shareholders in the amount of $0.25 per share in the fourth quarter of 1998. In addition, United Community declared cash dividends for its shareholders in the amounts of $0.17 and $0.18 per share in the first quarter and third quarter, respectively, of 1998.

         F&M and Atlantic Financial are legal entities separate and distinct from their subsidiaries, and their revenues depend primarily on the payment of dividends from their subsidiary banks. F&M's and Atlantic Financial's subsidiary banks are subject to certain legal restrictions on the amount of dividends they are permitted to pay to F&M and Atlantic Financial. For example, a Virginia chartered bank, of which there are seven within the F&M system and two under Atlantic Financial, is prohibited from paying a dividend that would impair its paid-in capital. In addition, the Virginia State Corporation Commission may limit the payment by any Virginia chartered bank if it determines that the limitation is in the public interest and is necessary to ensure the bank's financial soundness.

         Under current federal law, insured depository institutions such as F&M's and Atlantic Financial's bank subsidiaries are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become "undercapitalized." Based on F&M's and Atlantic Financial's subsidiary banks' current financial condition, F&M and Atlantic Financial do not expect that this provision will have any impact on its ability to obtain dividends from its insured depository institution subsidiaries.

         As a result of these legal restrictions, there can be no assurance that dividends would be paid in the future by F&M's and Atlantic Financial's bank subsidiaries. The final determination of the timing, amount and payment of dividends on each of F&M common stock and Atlantic Financial common stock is at the discretion of their respective boards of directors and will depend upon the earnings of the bank holding company and its subsidiaries, principally subsidiary banks, the financial condition of the bank holding company and other factors, including general economic conditions and applicable governmental regulations and policies.

                            ATLANTIC FINANCIAL CORP

Business

         Atlantic Financial was organized in 1989 as Peninsula Trust Bank. Atlantic Financial now serves as the parent holding company for Peninsula Trust Bank and United Community Bank, which together operate 15 full-service banking offices in southeastern Virginia. Atlantic Financial also owns a 51% membership interest in Johnson Mortgage Company, LLC, which is engaged in the mortgage brokerage business. At September 30, 2000, Atlantic Financial employed 186 full-time and 40 part-time employees.

         As of June 30, 2000, Atlantic Financial had total consolidated assets of approximately $387.3 million, total consolidated deposits thorough its banking subsidiaries of approximately $338.9 million, and consolidated shareholder's equity of $43.7 million.

         Additional business and financial information relating to Atlantic Financial is included in Atlantic Financial's Annual Report on Form 10-KSB for the year ended December 31, 1999 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, copies of which are attached to this proxy statement/prospectus as Appendices III and IV. The audited financial statements of Atlantic Financial as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 are included in Atlantic Financial's Annual Report on Form 10-KSB for the year ended December 31, 1999. See "Where You Can Find More Information" on page ____.

Competition

         In attracting deposits and making loans, Atlantic Financial encounters competition from other institutions, including larger commercial banking organizations, credit unions, other financial institutions and non-bank financial service companies serving Atlantic Financial's service area. Competitors include major financial companies whose substantially greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. Because of the deregulation of the financial service industry and the absence of interest rate controls on deposits, Atlantic Financial anticipates that it will face continuing competition from all of these institutions in the future. Additional changes in the financial services industry, including rapid technology changes, may act as a catalyst for further basic structural change within the financial services industry and may result in additional competition.

Security Ownership of Management

         The following table provides, as of_______________, 2000, certain information with respect to the beneficial ownership of shares of Atlantic Financial common stock by each director of Atlantic Financial, by certain named executive officers of Atlantic Financial and by all directors and executive officers of Atlantic Financial as a group. Beneficial ownership includes shares, if any, held in the name of the spouse, minor children or other relatives of a director living in such person's home, as well as shares, if any, held in the name of another person under an arrangement whereby the director or executive officer can vest title in himself at once or at some future time. No one is known to be the beneficial owner of more than five percent of the outstanding shares of Atlantic Financial common stock.

                                                 Number             Percent
                                              of Shares (1)      of Class (%)
                                              -------------      ------------

J. Philip Bain, Jr.                               77,000             1.84
D. Eugene Brittle                                  8,664               *
Charles F. Dawson                                 10,962               *
William J. Farinholt                              74,529             1.77
Robert D. Foster                                  80,842             1.93
Harry M. Healy                                    29,000               *
Joseph A. Lombard, Jr., DDS                       53,236             1.27
Hersey M. Mason, Jr.                              69,148             1.66
Wenifred O. Pearce                                 9,970               *
Harvey G. Pope                                     9,547               *
William B. Savedge                                29,719               *
Kenneth E. Smith                                  39,560               *
Marion G. Smith                                    5,924               *
J. D. Spivey                                       6,221               *
F. Bruce Stewart                                   5,841               *
J. Russell West                                   70,492             1.68
Thomas Z. Wilke                                   19,440               *

All directors and executive officers as
  a group (16 persons)                           594,171            13.95
________________
* Percentage of ownership is less than one percent of the outstanding shares of Atlantic Financial common stock.
(1) Amounts disclosed include shares of Atlantic Financial common stock issuable upon the exercise of stock options exercisable within 60 days of ______________, 2000.

                     BUSINESS OF F&M NATIONAL CORPORATION

History and Business

         F&M was formed in 1969 to serve as the parent holding company of its then sole subsidiary bank, F&M Bank-Winchester, organized in 1902. Since its organization, F&M has acquired twenty banks, which expanded its market area and increased its market share in Virginia, Maryland and West Virginia. F&M has eight banking affiliates in Virginia, one bank affiliate in West Virginia and one bank affiliate in Maryland. F&M offers a full range of banking services principally to individuals and small and middle-market businesses in the Shenandoah Valley, Allegheny, Bath, northern, central and southern Virginia, the eastern panhandle of West Virginia and the counties of Montgomery and Prince George's in Maryland.

         F&M's subsidiary banks are community-oriented and offer services customarily provided by full-service banks, including individual and commercial demand and time deposit accounts, commercial and consumer loans, residential mortgages, credit card services and safe deposit boxes. Lending is focused on individuals and small and middle-market businesses in the local market regions of the subsidiary banks. F&M has consolidated the operations of the trust departments of its subsidiary banks in Virginia in F&M Trust Company. F&M offers insurance services through its subsidiaries, F&M-Shomo & Lineweaver and F&M-J.V. Arthur, and offers annuities and brokerage services through F&M Financial Services, Inc. F&M also operates F&M Mortgage Services, Inc. which engages in residential mortgage origination and servicing.

         F&M has maintained its community orientation by allowing its subsidiary banks latitude to tailor products and services to meet community and customer needs. While F&M has preserved the autonomy of its subsidiary banks, it has established system-wide policies governing, among other things, lending practices, credit analysis and approval procedures, as well as guidelines for deposit pricing and investment portfolio management. In addition, F&M has established a centralized loan review team that regularly performs a detailed, on-site review and analysis of each subsidiary bank's loan portfolio to ensure the consistent application of credit policies and procedures system-wide. One or more senior holding company officers serve on the board of directors of each subsidiary bank to monitor operations and to serve as a liaison to F&M.

         At June 30, 2000, F&M had total consolidated assets of approximately $3.3 billion, total consolidated deposits through its banking subsidiaries of approximately $2.7 billion and consolidated shareholders' equity of approximately $318.1 million.

F&M's Acquisition Program

         F&M has expanded its market area and increased its market share through both internal growth and strategic acquisitions. Since 1988, F&M has acquired approximately $1.6 billion in assets through 16 bank acquisitions.

         On August 23, 2000, F&M entered into an agreement for the acquisition of Community Bankshares of Maryland, Inc., a bank holding company headquartered Bowie, Maryland. The acquisition of Community Bankshares of Maryland is subject to the approval of shareholders of Community Bankshares of Maryland and the appropriate regulatory agencies and is expected to close in January 2001. The acquisition of Community Bankshares of Maryland is expected to be accounted for as a pooling of interests for financial reporting purposes and provides for a tax-free exchange of 0.75 shares of F&M common stock for each common share of Community Bankshares of Maryland.

         Management believes there are additional opportunities to acquire financial institutions or to acquire assets and deposits that will allow F&M to enter new markets or increase market share in existing markets. Management intends to pursue acquisition opportunities in strategic markets where its managerial, operational and capital resources will enhance the performance of acquired institutions and may, after the date of this proxy statement/prospectus, enter into agreements to acquire one or more financial institutions. There can be no assurance that F&M will be able to successfully effect any additional acquisition activity, or that any such acquisition activity will have a positive effect on the value of shares of F&M common stock.

         For additional information about F&M's business, see "Where You Can Find More Information" on page __.

                      COMPARATIVE RIGHTS OF SHAREHOLDERS

General

         F&M and Atlantic Financial are corporations subject to the provisions of the Virginia Stock Corporation Act (the "Virginia SCA"). Your rights as a shareholder of Atlantic Financial are governed by Atlantic Financial's articles of incorporation and bylaws and by the Virginia SCA. Upon consummation of the merger, you will become a shareholder of F&M, and as such your shareholder rights will then be governed by the articles of incorporation and bylaws of F&M and by the Virginia SCA.

         The following is a summary of the material differences in the rights of shareholders of Atlantic Financial and F&M. This summary is qualified in its entirety by reference to the articles of incorporation and bylaws of F&M and Atlantic Financial and to the Virginia SCA.

Authorized Capital Stock

         F&M. F&M is authorized to issue 30,900,000 shares of common stock, par value $2.00 per share, of which 24,854,026 shares were issued and outstanding as of June 30, 2000, and 5,000,000 shares of serial preferred stock, without par value, of which no shares were issued and outstanding as of June 30, 2000. F&M's articles of incorporation authorize the F&M board, without shareholder approval, to fix the preferences, limitations and relative rights of the preferred stock and to establish series of such preferred stock and determine the variations between each series. If any shares of preferred stock were issued, the rights of holders of F&M common stock would be subject to the rights and preferences conferred to holders of such preferred stock. See "Description of F&M Capital Stock" on page __ for additional information.

         Atlantic Financial. Atlantic Financial is authorized to issue 20,000,000 shares of common stock, par value $5.00 per share, of which 4,178,785 shares were issued and outstanding as of September 30, 2000, and 1,000,000 shares of preferred stock, par value $1.00 per share, none of which have been issued.

Dividend Rights

         The holders of F&M and Atlantic Financial common stock are entitled to share ratably in dividends when and as declared by their respective board of directors out of legally available funds. One of the principal sources of income to F&M and Atlantic Financial is dividends from their subsidiary banks. F&M's and Atlantic Financial's articles of incorporation permit their boards to issue preferred stock with terms set by their boards, which terms may include the right to receive dividends ahead of the holders of their common stock. Neither F&M nor Atlantic Financial has shares of preferred stock presently outstanding.

         For a description of certain restrictions on the payment of dividends by banks and bank holding companies, see "Market Prices and Dividends" on page
__.

Voting Rights

         The holders of both F&M and Atlantic Financial common stock have one vote for each share held on any matter presented for consideration at a shareholder meeting. Neither the holders of F&M nor Atlantic Financial common stock are entitled to cumulative voting in the election of directors.

Directors and Classes of Directors

         F&M. All of F&M's directors are elected each year. Currently, the F&M board consists of 10 directors. There is no provision relating to the removal of directors in either F&M's or Atlantic Financial's articles of incorporation. Accordingly, the removal of directors is governed by the Virginia SCA which provides that shareholders may remove directors with or without cause if the number of votes cast to remove him constitutes a majority of the outstanding shares of common stock.

         Atlantic Financial. The Atlantic Financial board is divided into three classes, with directors serving staggered three-year terms. Currently, the Atlantic Financial board consists of 14 directors. Under Atlantic Financial's articles of incorporation, directors may be removed, with or without cause, only by the affirmative vote of the holders of more than of 70% of the issued and outstanding shares of common stock.

Anti-Takeover Provisions

         Certain provisions of the Virginia SCA and the articles of incorporation and bylaws of F&M and Atlantic Financial may discourage an attempt to acquire control of F&M or Atlantic Financial that a majority of either corporation's shareholders determined was in their best interests. These provisions also may render the removal of one or all directors more difficult or deter or delay corporate changes of control that the F&M board or the Atlantic Financial board did not approve.

         Authorized Preferred Stock. The articles of incorporation of both F&M and Atlantic Financial authorize the issuance of preferred stock. The F&M and Atlantic Financial boards may, subject to applicable law and the rules of the NYSE, authorize the issuance of preferred stock at such times, for such purposes and for such consideration as it may deem advisable without further shareholder approval. The issuance of preferred stock under certain circumstances may have the effect of discouraging an attempt by a third party to acquire control of F&M or Atlantic Financial by, for example, authorizing the issuance of a series of preferred stock with rights and preferences designed to impede the proposed transaction.

         Supermajority Voting Provisions. The Virginia SCA provides that, unless a corporation's articles of incorporation provide for a higher or lower vote, certain significant corporate actions must be approved by the affirmative vote of the holders of more than two-thirds of the votes entitled to be cast on the matter. Corporate actions requiring a two-thirds vote include:

         . amendments to a corporation's articles of incorporation,

         . adoption of plans of merger or exchange,

         . sales of all or substantially all of a corporation's assets other than in the ordinary course of business and

        . adoption of plans of dissolution.

The Virginia SCA provides that a corporation's articles may either increase the vote required to approve those actions or may decrease the required vote to not less than a majority of the votes entitled to be cast.

         The articles of incorporation of each of F&M and Atlantic Financial provide that the actions set out above must be approved by a vote of a majority of all votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction, provided that the transaction has been approved and recommended by at least two-thirds of the directors in office at the time of such approval and recommendation. If the transaction is not so approved and recommended, then the transaction must be approved by the vote of 80% or more of all votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction.

         These provisions could tend to make the acquisition of either F&M or Atlantic Financial more difficult to accomplish without the cooperation or favorable recommendation of either the F&M or Atlantic Financial board, as the case may be.

         Shareholder Meetings. Shareholders of both F&M may not request that a special meeting of shareholders be called, while shareholders owning 25% or more of the issued and outstanding shares of Atlantic Financial may call a special meeting of shareholders.

         Virginia Anti-Takeover Statutes. Virginia has two anti-takeover statutes in force, the Affiliated Transaction Statute and the Control Share Acquisitions Statute.

         Affiliated Transactions. The Virginia SCA contains provisions governing "affiliated transactions." These include various transactions such as mergers, share exchanges, sales, leases, or other dispositions of material assets, issuances of securities, dissolutions, and similar transactions with an "interested shareholder." An interested shareholder is generally the beneficial owner of more than 10% of any class of a corporation's outstanding voting shares. During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the "disinterested directors" (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation's voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder's acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if:

         . the transaction is approved by the holders of two-thirds of the corporation's voting shares, other than shares beneficially owned by the interested shareholder,

         . the affiliated transaction has been approved by a majority of the disinterested directors, or

         . subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

         Control Share Acquisitions. Under the Virginia SCA's control share acquisitions law, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied:

         . unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation, or

         . among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation's articles of incorporation or by-laws permit the acquisition of such shares before the acquiring person's acquisition thereof.

         If authorized in the corporation's articles of incorporation or by-laws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a "control share acquisition statement" with the corporation within sixty days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation's outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for "fair value."

         The provisions of the Affiliated Transactions Statute and the Control Share Acquisition Statute are only applicable to public corporations that have more than 300 shareholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of the Control Share Acquisition Statute. Atlantic Financial has opted out of the statute, but F&M has not.

Rights of Dissent and Appraisal

         Under the Virginia SCA, a shareholder of a Virginia corporation is entitled to dissent from, and to receive payment of the "fair value" of his or her shares in the event of, any of the following corporation transactions:

         . completion of a merger to which the corporation is a party, provided that either (a) shareholder approval is required for the merger pursuant to the Virginia SCA or the corporation's articles of incorporation and the shareholder is entitled to vote or (b) the corporation is a subsidiary being merged with its parent pursuant to a particular Virginia SCA provision for such transactions;

         . completion of a plan of merger in which the corporation is the party whose shares will be acquired, provided that the shareholder is entitled to vote on the plan;

         . completion of the sale or exchange of all or substantially all the property of the corporation, if the shareholder is entitled to vote on the transaction or the transaction is in furtherance of a dissolution on which the shareholder is entitled to vote, and provided that the transaction is neither (a) a transaction pursuant to court order nor (b) a transaction for cash pursuant to a plan by which all or substantially all of the net proceeds will be distributed to shareholders within one year; or

         . any corporate action taken pursuant to a shareholder vote, to the extent that the articles of incorporation, the bylaws, or a resolution of the board of directors provides that voting and nonvoting shareholders are entitled to dissent and obtain payment for their shares.

         With respect to corporations such as F&M that have a class or series of shares either listed on a national securities exchange or the Nasdaq National Market or held by more than 2,000 record shareholders, dissenters' rights are not available to the holders of such shares by reason of a merger, share exchange or sale or exchange of property unless:

         . unlike the F&M articles, the articles of incorporation of the corporation issuing such shares provided otherwise;

         . in the case of a merger or share exchange, unlike the merger, the holders of such shares are required to accept anything other than (a) cash, (b) shares in another corporation that are either listed on a national securities exchange or held by more than 2,000 record shareholders or (c) a combination of cash and such shares; or

         . the transaction is with a shareholder who owns more than 10 percent of a class of shares and has not been approved by a majority of the directors unaffiliated with such shareholder.

         A shareholder who has the right to object to a transaction and receive payment of the "fair value" of his or her shares must follow specific procedural requirements as set forth in the Virginia SCA in order to maintain such right and obtain such payment.

         Holders of Atlantic Financial common stock have appraisal rights in connection with the merger.

Director and Officer Exculpation

         The Virginia SCA provides that in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct may not exceed the lesser of (a) the monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director, or (b) the greater of (1) $100,000 or (2) the amount of cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director is not limited under the Virginia SCA or a corporation's articles of incorporation and bylaws if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.

         The articles of incorporation of F&M provide that to the full extent that the Virginia SCA permits the limitation or elimination of the liability of directors or officers, a director or officer of F&M is not be liable to F&M or its shareholders for monetary damages in excess of one dollar. There is a similar provision in the articles of incorporation of Atlantic Financial.

Indemnification

         The articles of incorporation of F&M provide that to the full extent permitted by the Virginia SCA and any other applicable law, F&M is required to indemnify a director or officer of F&M who is or was a party to any proceeding by reason of the fact that he is or was such a director or officer or is or was serving at the request of the corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. There is a similar provision in the articles of incorporation of Atlantic Financial.

         Each of the F&M and Atlantic Financial boards of directors is empowered, by majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer.

                       DESCRIPTION OF F&M CAPITAL STOCK

         F&M is authorized to issue 30,900,000 shares of common stock, par value $2.00 per share, and 5,000,000 shares of serial preferred stock, without par value, which may be issued in series with such powers, designations, and rights as may be established from time to time by its board of directors. On June 30, 2000, F&M had issued and outstanding 24,854,026 shares of F&M common stock held by 9,229 shareholders of record. All outstanding shares of F&M common stock are fully paid and nonassessable. No shares of preferred stock have been issued.

Common Stock

         Holders of shares of F&M common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available therefor. F&M's ability to pay dividends is dependent upon its earnings and financial condition and certain legal requirements. Specifically, the Federal Reserve has stated that bank holding companies should not pay dividends except out of current earnings and unless the prospective rate of earnings retention by the company appears consistent with its capital needs, asset quality and overall financial condition. In addition, Virginia law precludes any distribution to shareholders if, after giving it effect, (a) F&M would not be able to pay its debts as they become due in the usual course of business, or (b) F&M's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if F&M were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Upon the liquidation, dissolution or winding up of F&M, whether voluntary or involuntary, holders of F&M common stock are entitled to share ratably, after satisfaction in full of all liabilities, in all remaining assets of F&M available for distribution. The dividend and liquidation rights of F&M common stock are subject to the rights of any preferred stock that may be issued and outstanding.

         Holders of F&M common stock are entitled to one vote per share on all matters submitted to shareholders. There are no cumulative voting rights in the election of directors or preemptive rights to purchase additional shares of any class of F&M's capital stock. Holders of F&M common stock have no conversion or redemption rights. The shares of F&M common stock presently outstanding are, and those shares of F&M common stock to be issued in connection with the merger will be when issued, fully paid and nonassessable.

Preferred Stock

         The board of directors of F&M is empowered to authorize the issuance, in one or more series, of shares of preferred stock at such times, for such purposes and for such consideration as it may deem advisable without shareholder approval. The F&M board is also authorized to fix the designations, voting, conversion, preference and other relative rights, qualifications and limitations of any such series of preferred stock.

         The F&M board of directors, without shareholder approval, may authorize the issuance of one or more series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of F&M common stock and, under certain circumstances, discourage an attempt by others to gain control of F&M.

         The creation and issuance of any series of preferred stock, and the relative rights, designations and preferences of such series, if and when established, will depend upon, among other things, the future capital needs of F&M, then existing market conditions and other factors that, in the judgment of the F&M board, might warrant the issuance of preferred stock.

                                 LEGAL MATTERS

         The validity of the shares of F&M common stock to be issued in connection with the merger passed upon for F&M by LeClair Ryan, A Professional Corporation, Richmond, Virginia. LeClair Ryan also will deliver an opinion to F&M and Atlantic Financial concerning certain federal income tax consequences of the merger. See "The Merger -- Material Federal Income Tax Consequences" on page
__.

         Certain matters relating to the merger will be passed upon for Atlantic Financial by Williams Mullen Clark & Dobbins, Richmond, Virginia.

                                    EXPERTS

         The consolidated financial statements of F&M incorporated in this proxy statement/prospectus by reference to F&M's Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance upon the report of Yount, Hyde & Barbour, P.C., independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in auditing and accounting.

         The consolidated financial statements of Atlantic Financial incorporated in this proxy statement/prospectus by reference to Atlantic Financial's Annual Report on Form 10-KSB for the year ended December 31, 1999 and included as Appendix IV have been so incorporated in reliance upon the report of Yount, Hyde & Barbour, P.C., independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in auditing and accounting.

                                 OTHER MATTERS

         The Atlantic Financial board does not intend to bring any matter before the special meeting other than as specifically set forth in the notice of special meeting of shareholders, nor does it know of any matter to be brought before the special meeting by others. If, however, any other matters properly come before the special meeting, it is the intention of each of the proxyholders to vote such proxy in accordance with the decision of a majority of the Atlantic Financial board of directors.

                             SHAREHOLDER PROPOSALS

         Under the regulations of the Securities and Exchange Commission, any shareholder desiring to make a proposal to be acted upon at the 2001 annual meeting of shareholders must cause such proposal to be received, in proper form, at Atlantic Financial's principal executive offices at 737 J. Clyde Morris Boulevard, Newport News, Virginia 23601, no later than December 1, 2000, in order for the proposal to be considered for inclusion in Atlantic Financial's proxy statement for that meeting. In the event that the merger is not completed, Atlantic Financial presently anticipates holding the 2001 annual meeting of shareholders on April 24, 2001.

         Atlantic Financial's bylaws also prescribe the procedure a shareholder must follow to nominate directors or to bring other business before shareholders' meetings. For a shareholder to nominate a candidate for director at the 2001 annual meeting of shareholders, notice of nomination must be received by the Secretary of Atlantic Financial not less than 60 days and not more than 90 days prior to the date of the 2001 annual meeting. The notice must describe various matters regarding the nominee and the shareholder giving the notice. For a shareholder to bring other business before the 2001 annual meeting of shareholders, notice must be received by the Secretary of Atlantic Financial not less than 60 days and not more than 90 days prior to the date of the 2001 annual meeting. The notice must include a description of the proposed business, the reasons therefor, and other specified matters. Any shareholder may obtain a copy of Atlantic Financial's bylaws, without charge, upon written request to the Secretary of Atlantic Financial. Based upon an anticipated date of April 24, 2001 for the 2001 annual meeting of shareholders, Atlantic Financial must receive any notice of nomination or other business no later than February 23, 2001 and no earlier than January 24, 2001.

                      WHERE YOU CAN FIND MORE INFORMATION

         F&M and Atlantic Financial file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that F&M and Atlantic Financial file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Information on F&M and Atlantic Financial is also available to the public through the SEC's website at "http://www.sec.gov." Reports, proxy statements and other information about F&M and Atlantic Financial are also available to the public from commercial document retrieval services and, for F&M, also should be available for inspection at the offices of the New York Stock Exchange.

         F&M has filed a registration statement on Form S-4 to register with the SEC the shares of F&M common stock to be issued to you in the merger. This document is a part of the registration statement and constitutes a prospectus of F&M and a proxy statement of Atlantic Financial for the special meeting. As allowed by SEC rules, this document does not contain all the information that shareholders can find in the registration statement or the exhibits to the registration statement.

         The SEC allows F&M and Atlantic Financial to "incorporate by reference" information into this proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be a part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus.

         This proxy statement/prospectus incorporates by reference the documents set forth below that F&M and Atlantic Financial have previously filed with the SEC. These documents contain important business information about F&M and Atlantic Financial.

F&M's SEC Filings (File No. 0-05929)                                   Period

Annual Report on Form 10-K.........................................    Year ended December 31, 1999

Quarterly Reports on Form 10-Q.....................................    Quarters ended March 31 and June 30, 2000

Current Reports on Form 8-K........................................    Dated January 3, January 13, July 12, and August 23, 2000

Atlantic Financial's SEC Filings
(File No. 0-21285)                                                     Period

Annual Report on Form 10-KSB.......................................    Year ended December 31, 1999

Quarterly Reports on Form 10-Q.....................................    Quarters ended March 31 and June 30, 2000

         F&M and Atlantic Financial also incorporate by reference additional documents that either may file with the SEC between the date of this document and the date of the special meeting. These include periodic reports, such as annual reports, quarterly reports and current reports, as well as proxy statements.

         F&M has supplied all information contained or incorporated by reference in this document relating to F&M and Atlantic Financial has supplied all such information relating to Atlantic Financial.

         Atlantic Financial may have sent you some of the documents incorporated by reference by Atlantic Financial, but you can obtain any of them through Atlantic Financial or the SEC or the SEC's website stated above. Documents incorporated by reference by F&M and Atlantic Financial are available through the SEC or the SEC's website or from F&M without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this document. You may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from F&M or Atlantic Financial at the following addresses:

         F&M NATIONAL CORPORATION
         P.O. Box 2800
         9 Court Square
         Winchester, Virginia 22604
         Telephone: (540) 665-4240
         Attention: Secretary

         ATLANTIC FINANCIAL CORP
         737 J. Clyde Morris Boulevard
         Newport News, Virginia 23601
         Telephone: (757) 595-7020
         Attention: Secretary

         If you would like to request documents from either F&M or Atlantic Financial, please do so by ____________ __, 2000 in order to receive timely delivery of the documents before the special meeting.

         You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote your shares at the special meeting. F&M and Atlantic Financial have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated __________ __, 2000. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of F&M common stock in the merger creates any implication to the contrary.

                                                                      Appendix I



                           ========================


                     Agreement and Plan of Reorganization

                                      and

                                Plan of Merger


                           ========================

                               TABLE OF CONTENTS


                                                                                   Page
                                                                                   ----
ARTICLE 1.  THE MERGER AND RELATED MATTERS.......................................   I-1
    1.1     The Merger...........................................................   I-1
    1.2     Conversion of AFC Stock..............................................   I-1
    1.3     Board of Directors of AFC Subsidiaries; Officers and Employees.......   I-2
    1.4     AFC Stock Options....................................................   I-2
    1.5     Closing; The Effective Date..........................................   I-3
    1.6     Articles of Incorporation and Bylaws.................................   I-3
    1.7     Merger of Subsidiaries...............................................   I-3
    1.8     Dissenting Shares....................................................   I-3
    1.9     Definitions..........................................................   I-3

ARTICLE 2.  REPRESENTATIONS AND WARRANTIES OF AFC................................   I-4
    2.1     Organization, Standing and Power of AFC..............................   I-4
    2.2     Organization, Standing and Power of the AFC Subsidiaries.............   I-4
    2.3     Authorized and Effective Agreements..................................   I-5
    2.4     Capital Structure....................................................   I-5
    2.5     Rights...............................................................   I-5
    2.6     Financial Statements; Books and Records; Minute Books................   I-6
    2.7     Absence of Material Changes and Events...............................   I-6
    2.8     Absence of Undisclosed Liabilities...................................   I-6
    2.9     Legal Proceedings; Compliance with Laws..............................   I-7
    2.10    Tax Matters..........................................................   I-7
    2.11    Property.............................................................   I-7
    2.12    Employee Benefit Plans...............................................   I-8
    2.13    Insurance............................................................   I-9
    2.14    Loans; Allowance for Loan Losses.....................................   I-9
    2.15    Environmental Matters................................................  I-10
    2.16    Takeover Laws........................................................  I-11
    2.17    Brokers..............................................................  I-11
    2.18    Securities Reports...................................................  I-11
    2.19    Tax Treatment; Accounting Treatment..................................  I-12
    2.20    Statements True and Correct..........................................  I-12

ARTICLE 3.  REPRESENTATIONS AND WARRANTIES OF F&M................................  I-12
    3.1     Organization, Standing and Power.....................................  I-12
    3.2     Organization, Standing and Power of F&M Subsidiaries.................  I-12
    3.3     Authorized and Effective Agreement...................................  I-13
    3.4     Capital Structure....................................................  I-13
    3.5     Financial Statements; Books and Records; Minute Books................  I-13
    3.6     Absence of Material Changes or Events................................  I-14
    3.7     Absence of Undisclosed Liabilities...................................  I-14

                                                                                    Page
                                                                                    ----
    3.8     Legal Proceedings; Compliance with Laws...............................  I-14
    3.9     Tax Matters...........................................................  I-14
    3.10    Employee Benefit Plans................................................  I-15
    3.11    Insurance.............................................................  I-15
    3.12    Allowance for Loan Losses.............................................  I-15
    3.13    Environmental Matters.................................................  I-15
    3.14    Securities Reports....................................................  I-16
    3.15    Tax Treatment; Accounting Treatment...................................  I-16
    3.16    Statements True and Correct...........................................  I-16

ARTICLE 4.  COVENANTS AND AGREEMENTS..............................................  I-16
    4.1     Reasonable Best Efforts...............................................  I-16
    4.2     Access to Information; Notice of Certain Matters, Confidentiality.....  I-16
    4.3     Registration Statement; Shareholder Approval..........................  I-17
    4.4     Operation of the Business of AFC......................................  I-18
    4.5     Operation of the Business of F&M......................................  I-19
    4.6     Dividends.............................................................  I-19
    4.7     No Solicitation of Other Offers.......................................  I-19
    4.8     Regulatory Filings....................................................  I-20
    4.9     Public Announcements..................................................  I-20
    4.10    Accounting Treatment..................................................  I-20
    4.11    Affiliate Agreements..................................................  I-20
    4.12    Benefit Plans; Certain Officer Agreements.............................  I-20
    4.13    NYSE Listing..........................................................  I-21
    4.14    Indemnification.......................................................  I-21
    4.15    Stock Option Agreement................................................  I-21

ARTICLE 5.  CONDITIONS TO THE MERGER..............................................  I-21
    5.1     General Conditions....................................................  I-21
    5.2     Conditions to Obligations of F&M......................................  I-22
    5.3     Conditions to Obligations of AFC......................................  I-23

ARTICLE 6.  TERMINATION...........................................................  I-24
    6.1     Termination...........................................................  I-24
    6.2     Effect of Termination.................................................  I-25
    6.3     Survival of Representations, Warranties and Covenants.................  I-25
    6.4     Fees and Expenses.....................................................  I-25

ARTICLE 7.  GENERAL PROVISIONS....................................................  I-26
    7.1     Entire Agreement......................................................  I-26
    7.2     Binding Effect; No Third-Party Rights.................................  I-26

                                                                                    Page
                                                                                    ----
    7.3     Waiver and Amendment..................................................  I-26
    7.4     Governing Law.........................................................  I-26
    7.5     Notices...............................................................  I-26
    7.6     Counterparts..........................................................  I-27
    7.7     Severability..........................................................  I-27

EXHIBIT A -- Plan of Merger
EXHIBIT B -- Stock Option Agreement
EXHIBIT C -- Affiliate Agreement

                     AGREEMENT AND PLAN OF REORGANIZATION


     THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made and entered into as of July 5, 2000, by and between F&M NATIONAL CORPORATION, a Virginia corporation ("F&M"), and ATLANTIC FINANCIAL CORP., a Virginia corporation ("AFC").

                                  WITNESSETH:

     WHEREAS, the respective Boards of Directors of F&M and AFC have approved the affiliation of their companies through the merger of AFC with and into F&M pursuant to and subject to the terms and conditions of this Agreement and the Plan of Merger in the form attached hereto as Exhibit A (the "Plan of Merger"); and

     WHEREAS, the parties desire to provide for certain conditions, representations, warranties and agreements in connection with the transactions contemplated hereby.

     NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements set forth herein, and intending to be legally bound hereby, the parties agree as follows:

                                   ARTICLE 1
                        The Merger and Related Matters

     1.1  The Merger

     At the Effective Date, as defined in Section 1.5 hereof, AFC shall be merged with and into F&M pursuant to the Plan of Merger attached hereto as Exhibit A and made a part hereof (the "Merger"). The separate corporate existence of AFC shall thereupon cease, and F&M will survive and continue to exist as a Virginia corporation. From and after the Effective Date, the Merger shall have the effect set forth in Section 13.1-721 of the Virginia Stock Corporation Act (the "VSCA").

     1.2  Conversion of AFC Stock

     (a) At the Effective Date, by virtue of the Merger and without any action on the part of the holders thereof, each share of common stock, par value $5.00 per share, of AFC ("AFC Common Stock") issued and outstanding immediately prior to the Effective Date (other than Dissenting Shares as defined in Section 1.8) shall cease to be outstanding and shall be converted into and exchanged for
0.753 shares of common stock, par value $2.00 per share, of F&M ("F&M Common Stock") pursuant to the terms and conditions set forth in this Agreement and the Plan of Merger (the "Exchange Ratio").

     (b) F&M will issue cash in lieu of fractional shares to the holders of AFC Common Stock on the basis of the Average Closing Price of F&M Common Stock. As used herein, "Average Closing Price" shall mean the average closing price of F&M Common Stock as reported by the New York Stock Exchange (the "NYSE") Composite Transactions reporting system for each of the ten consecutive NYSE trading days ending on the fifth trading day prior to the Effective Date.

     (c) In the event F&M changes (or establishes a record date for changing) the number of shares of F&M Common Stock issued and outstanding prior to the Effective Date as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding F&M Common Stock and the record date therefor shall be prior to the Effective Date, appropriate and proportional adjustments will be made to the Exchange Ratio.

     1.3  Board of Directors of AFC Subsidiaries; Officers and Employees

     (a) Upon consummation of the Merger, F&M shall cause one member of the Board of Directors of AFC, designated by the Board of Directors of AFC prior to the Effective Date and subject to the approval of F&M, to become a member of the Board of Directors of F&M.

     (b) At the Effective Date, the Board of Directors of the surviving corporation in the merger of Peninsula Bank and Trust, Incorporated ("Peninsula Trust") and United Community Bank ("UCB"), each a Virginia corporation and subsidiary of AFC (as existing on and after the effective date of such merger, the "Continuing Bank"), as contemplated by Section 1.7 hereof, shall consist of all the current directors of AFC. All current directors of Peninsula Trust and UCB as of the date hereof will be offered a position on the Continuing Bank's Advisory Board.

     (c) The officers and employees of the Continuing Bank will be approved by F&M prior to the Merger.

     1.4  AFC Stock Options

     From and after the Effective Date, all employee stock options to purchase shares of AFC Common Stock (each, a "AFC Stock Option"), that are then outstanding and unexercised, shall be converted into and become options to purchase shares of F&M Common Stock, and F&M shall assume each such AFC Stock Option in accordance with the terms of the plan and agreement by which it is evidenced; provided, however, that from and after the Effective Date (i) each such AFC Stock Option assumed by F&M may be exercised solely to purchase shares of F&M Common Stock, (ii) the number of shares of F&M Common Stock purchasable upon exercise of such AFC Stock Option shall be equal to the number of shares of AFC Common Stock that were purchasable under such AFC Stock Option immediately prior to the Effective Date multiplied by the Exchange Ratio and rounding down to the nearest whole share, and (iii) the per share exercise price under each such AFC Stock Option shall be adjusted by dividing the per share exercise price of each such AFC Stock Option by the Exchange Ratio, and rounding up to the nearest cent. The terms of each AFC Stock Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction with respect to F&M Common Stock on or subsequent to the Effective Date. Notwithstanding the foregoing, each AFC Stock Option which is intended to be an "incentive stock option" (as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code")) shall be adjusted in accordance with the requirements of Section 424 of the Code.

     1.5  Closing; The Effective Date

     The Merger shall become effective on the date and at the time shown on the Certificate of Merger issued by the Virginia State Corporation Commission effecting the Merger (the "Effective Date"). Subject to the satisfaction or waiver of the conditions set forth in Article V, the parties shall use their reasonable best efforts to cause the Effective Date to occur on or before January 2, 2001 or on such other date as the parties may agree in writing. All documents required by this Agreement to be delivered at or prior to the Effective Date will exchanged by the parties at the closing of the Merger (the "Merger Closing"), which shall be held on or before the Effective Date. At or after the Merger Closing, F&M and AFC shall execute and deliver to the Virginia State Corporation Commission Articles of Merger containing the Plan of Merger.

     1.6  Articles of Incorporation and Bylaws

     The articles of incorporation and by-laws of F&M immediately after the Merger shall be those of F&M as in effect immediately prior to the Effective Date.

     1.7  Merger of Subsidiaries

     AFC shall take such actions, and shall cause Peninsula Trust and UCB to take such actions, as may be required in order to effect, prior to the Effective Time, the merger of UCB with and into Peninsula Trust or, in the alternative, Peninsula Trust with and into UCB. The name of the Continuing Bank will be "F&M Bank-Atlantic". In the event that any such actions shall be taken and the Merger shall not be consummated for any reason other than a breach of this Agreement by AFC, F&M shall reimburse AFC for all legal and regulatory costs incurred by AFC with respect to such actions.

     1.8  Dissenting Shares

     Shareholders of AFC shall have the right to demand and receive payment of the fair value of their shares of AFC Common Stock pursuant to the provisions of VSCA Section 13.1-729 et seq. (the "Dissenting Shares").

     1.9  Definitions

     Any term defined in this Agreement and the Plan of Merger shall have the meaning ascribed to it for purposes of this Agreement. In addition:

     (a) The term "Knowledge" means the knowledge, after due inquiry, of any "Executive Officer" of such party, as such term is defined in Regulation O (12 C.F.R. 215).

     (b) The term "Material Adverse Effect" means, with respect to a party, any effect that (i) has or is reasonably likely to have a material and adverse effect upon the financial position, results of operations or business of the party and its subsidiaries, taken as a whole, or (ii) would materially impair the party's ability to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger; provided that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, or (b) changes in generally accepted accounting principles or regulatory requirements applicable to financial institutions.

     (c) The term "Previously Disclosed" shall mean information set forth in a schedule (a "Disclosure Schedule", which shall be arranged in sections corresponding to the sections of this Agreement) from one party to the other party delivered and dated not later than 5:00 p.m. on July 24, 2000, setting forth, among other things, items the disclosure of which is necessary or appropriate in relation to any or all of such party's representations and warranties and covenants and agreements. Any matter included, whether aggregated or not, in the AFC Financial Statements or the F&M Financial Statements, as the case may be, shall be deemed to be Previously Disclosed.

                                   ARTICLE 2
                     Representations and Warranties of AFC

     AFC represents and warrants to F&M as follows:

     2.1  Organization, Standing and Power of AFC

     AFC is a Virginia corporation duly organized, validly existing and in good standing under the laws of Virginia. AFC has the corporate power and authority to carry on its business in Virginia as now conducted and to own and operate its assets, properties and business; and AFC has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Stock Option Agreement of even date herewith by and between AFC and F&M, a copy of which is attached hereto as Exhibit B (the "Option Agreement"), and to consummate the transactions contemplated hereby and thereby. AFC is duly registered as a bank holding company under the Bank Holding Company Act of 1956.

     2.2  Organization, Standing and Power of the AFC Subsidiaries

     Each subsidiary of AFC is identified on its Disclosure Schedule (the "AFC Subsidiaries" and, collectively with AFC, the "AFC Companies") is a duly organized corporation, validly existing and in good standing under applicable laws. Each AFC Subsidiary (i) has full corporate power and authority to carry on its business as now conducted and (ii) is duly qualified to do business in the states where its ownership or leasing of property or the conduct of its business requires such qualification and where the failure to so qualify would have a Material Adverse Effect on AFC on a consolidated basis. The outstanding shares of capital stock of each of the AFC Subsidiaries are validly issued and outstanding, fully paid and nonassessable and all such shares are directly or indirectly owned by AFC free and clear of all liens, claims and encumbrances or preemptive rights of any person.

     2.3  Authorized and Effective Agreements

     (a) Subject to receipt of the approval of the shareholders of AFC of this Agreement and the Plan of Merger, this Agreement, the Plan of Merger and the Option Agreement and the transactions contemplated hereby and thereby have been authorized by all necessary corporate action on the part of AFC on or prior to the date hereof. This Agreement, the Plan of Merger and the Option Agreement are valid and legally binding obligations of AFC, enforceable against AFC in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of rights of creditors or by general principles of equity).

     (b) Neither the execution and delivery of this Agreement, the Plan of Merger and the Option Agreement, nor the consummation of the transactions contemplated herein or therein, nor compliance by AFC with any of the provisions hereof or thereof will: (i) conflict with or result in a breach of any provision of the Articles of Incorporation or Bylaws of AFC; (ii) except as Previously
                                                                  ----------
Disclosed in its Disclosure Schedule, constitute or result in the breach of any
---------
term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or asset of AFC pursuant to any (A) note, bond, mortgage, indenture, or (B) any material license, agreement or other instrument or obligation, to which AFC is a party or by which it or any of its properties or assets may be bound, or (iii) subject to the receipt of all required regulatory and shareholder approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to AFC.

     2.4  Capital Structure

     The authorized capital stock of AFC consists of 20,000,000 shares of common stock, par value $5.00 per share, of which 4,168,185 shares are issued and outstanding as of this date. All outstanding shares of AFC Common Stock have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person. As of the date hereof, there are options held by employees of AFC that represent rights to purchase a total of 120,642 shares of AFC Common Stock.

     2.5  Rights

     As of the date of this Agreement, there are not any shares of capital stock of AFC reserved for issuance, or any outstanding or authorized options, warrants, rights, agreements, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to its capital stock pursuant to which AFC is or may become obligated to issue shares of capital stock or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock (collectively, "Rights"), except as contemplated by the Option Agreement and as Previously
                                                                 ----------
Disclosed in its Disclosure Schedule (which shall include copies of the stock
---------
option plans and individual stock option agreements pursuant to which employees of AFC may exercise stock options).

     2.6  Financial Statements; Books and Records; Minute Books

     The AFC Financial Statements (as defined below) fairly present or will fairly present, as the case may be, the consolidated financial position of AFC as of the dates indicated and the consolidated results of operations, changes in stockholders' equity and statements of cash flows for the periods or as of the dates set forth therein (subject, in the case of unaudited interim statements, to normal recurring audit adjustments that are not material in amount or effect) in conformity with generally accepted accounting principles applicable to financial institutions applied on a consistent basis. The books and records of the AFC Companies fairly reflect in all material respects the transactions to which they are a party or by which their properties are subject or bound. Such books and records have been properly kept and maintained and are in compliance in all material respects with all applicable legal and accounting requirements. The minute books of the AFC Companies contain accurate records of all corporate actions of their respective shareholders and Boards of Directors (including committees of its Board of Directors). The AFC Financial Statements shall mean
(i) the consolidated balance sheets of AFC as of December 31, 1999 and 1998 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years ended December 31, 1999, 1998 and 1997 (including related notes and schedules, if any) and (ii) the consolidated balance sheets of AFC and related consolidated statements of income and stockholders' equity (including related notes and schedules, if any) with respect to quarterly periods ended subsequent to December 31, 1999.

     2.7  Absence of Material Changes and Events

     Since March 31, 2000 and except as Previously Disclosed in its Disclosure
                                        --------------------
Schedule, there has not been any change in the financial condition or results of operations of AFC or the AFC Subsidiaries which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect.

     2.8  Absence of Undisclosed Liabilities

     AFC has not incurred any liability (contingent or otherwise) that is material to AFC on a consolidated basis or that, when combined with all similar liabilities, would be material to AFC on a consolidated basis, except as Previously Disclosed in its Disclosure Schedule or as disclosed in the AFC
--------------------
Financial Statements and except for liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent AFC Financial Statements.

     2.9  Legal Proceedings; Compliance with Laws

     Except as Previously Disclosed in its Disclosure Schedule, there are no
               --------------------
actions, suits or proceedings instituted or pending or, to the Knowledge of AFC, threatened against any of the AFC Companies or against any property, asset, interest or right of the AFC Companies, or against any officer, director or employee of the AFC Companies that would, if determined adversely to AFC or any AFC Subsidiary, have a Material Adverse Effect on AFC on a consolidated basis. To the Knowledge of AFC, the AFC Companies have complied in all material respects with all laws, ordinances, requirements, regulations or orders applicable to its business (including environmental laws, ordinances, requirements, regulations or orders).

     2.10 Tax Matters

     The AFC Companies have filed all federal, state and local tax returns and reports ("Tax Returns") required to be filed, and all such Tax Returns were correct and complete in all material respects. All Taxes (as defined below) owed by the AFC Companies have been paid, are reflected as a liability in the AFC Financial Statements, or are being contested in good faith and have been Previously Disclosed in its Disclosure Schedule. Except as Previously
--------------------
Disclosed, no tax return or report of the AFC Companies is under examination by any taxing authority or the subject of any administrative or judicial proceeding, and no unpaid tax deficiency has been asserted against the AFC Companies by any taxing authority. As used herein, "Taxes" mean all taxes, charges, fees, levies or other assessments, including, without limitation, all income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, fees, assessments or chargers of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority.

     2.11 Property

     Except as Previously Disclosed in its Disclosure Schedule or reserved
               --------------------
against in the AFC Financial Statements, the AFC Companies have good and marketable title free and clear of all material liens, encumbrances, charges, defaults or equitable interests to all of the properties and assets, real and personal, reflected in the balance sheet included in the AFC Financial Statements as of March 31, 2000 or acquired after such date. To the Knowledge of AFC, all buildings, and all fixtures, equipment, and other property and assets that are material to its business, held under leases or subleases, are held under valid instruments enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws. To the Knowledge of AFC, the buildings, structures, and appurtenances owned, leased, or occupied by the AFC Companies are in good operating condition and in a state of good maintenance and repair and comply with applicable zoning and other municipal laws and regulations, and there are no latent defects therein.

     2.12 Employee Benefit Plans

     (a)  AFC has Previously Disclosed in its Disclosure Schedule all employee
                  --------------------
benefit plans and programs, including without limitation: (i) all retirement, savings and other pension plans; (ii) all health, severance, insurance, disability and other employee welfare plans; and (iii) all employment, vacation and other similar plans, all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other employee benefit plans, programs or arrangements, and all employment or compensation arrangements, in each case for the benefit of or relating to current and former employees of AFC (collectively, the "AFC Benefit Plans").

     (b)  None of the AFC Benefit Plans is a "multi-employer plan" as defined in section 3(37) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     (c)  Except as Previously Disclosed in its Disclosure Schedule, all AFC
                    --------------------
Benefit Plans are in compliance in all material respects with applicable laws and regulations, and AFC has administered the AFC Benefit Plans in accordance with applicable laws and regulations in all material respects.

     (d) Each AFC Benefit Plan that is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") has been determined by the Internal Revenue Service to be so qualified, as reflected in a current favorable determination letter.

     (e) AFC has made available to F&M copies of all AFC Benefit Plans and, where applicable, summary plan descriptions, and annual reports required to be filed within the last three years pursuant to ERISA or the Code with respect to the AFC Benefit Plans.

     (f) To the knowledge of AFC, AFC has not engaged in any prohibited transactions, as defined in Code section 4975 or ERISA section 406, with respect to any AFC Employee Benefit Plan that is a pension plan as defined in Section 3(2) of ERISA.

     (g) There are no actions, suits, investigations or claims pending, threatened or anticipated (other than routine claims for benefits) with respect to any AFC Benefit Plans.

     (h) No compensation or benefit that is or will be payable in connection with the transactions contemplated by this Agreement will be characterized as an "excess parachute payment" within the meaning of Code section 280G. Except as Previously Disclosed in its Disclosure Schedule, no AFC Benefit Plan contains
--------------------
any provision which would give rise to any severance, termination or other payments or liabilities as a result of the transactions contemplated by this Agreement.

     (i) AFC has not established and does not maintain a welfare plan, as defined in ERISA section 3(1), that provides benefits to an employee at the expense of AFC after a termination of employment, except as required by the Consolidated Omnibus Budget Reconciliation Act of 1985.

     2.13 Insurance

     Each of the AFC Companies currently maintains insurance in amounts reasonably necessary for its operations and, to the Knowledge of AFC, similar in scope and coverage to that maintained by other entities similarly situated. Since January 1, 2000, none of the AFC Companies has received any notice of a premium increase or cancellation or a failure to renew with respect to any insurance policy or bond and, within the last three fiscal years, none of the AFC Companies has been refused any insurance coverage sought or applied for, and AFC has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience on the part of the AFC Companies.

     2.14 Loans; Allowance for Loan Losses

     (a)  Except as Previously Disclosed in its Disclosure Schedule, to the
                    --------------------
Knowledge of AFC each loan reflected as an asset in the AFC Financial Statements
(i) is evidenced by notes, agreements or evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, (iii) is the legal, valid and binding obligation of the obligor and any guarantor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles, and no defense, offset or counterclaim has been asserted with respect to any such loan which if successful could have a Material Adverse Effect, and (iv) in all material respects was made in accordance with AFC's standard loan policies.

     (b)  AFC has Previously Disclosed in its Disclosure Schedule the aggregate
                  --------------------
amounts as of a recent date of all loans, losses, advances, credit enhancements, other extensions of credit, commitments and interest-bearing assets of the AFC Companies that have been classified by any bank examiner (whether regulatory or internal) as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," "Classified" or words of similar import, and AFC shall promptly on a periodic basis inform F&M of any such classification arrived at any time after the date hereof.

     (c) The real property classified as other real estate owned ("OREO") included in non-performing assets is carried net of reserve at the lower of cost or market value based on independent appraisals.

     (d) The allowance for loan losses reflected on the statements of financial condition included in the AFC Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of generally accepted accounting principles and regulatory accounting principles to provide for reasonably anticipated losses on outstanding loans.

     2.15 Environmental Matters

     (a)  Except as Previously Disclosed in its Disclosure Schedule, the AFC
                    --------------------
Companies are in substantial compliance with all Environmental Laws (as defined below). AFC has not received any communication alleging that AFC is not in such compliance and there are no present circumstances that would prevent or interfere with the continuation of such compliance.

     (b) AFC has not received notice of pending, and are not aware of any threatened, legal, administrative, arbitral or other proceedings, asserting Environmental Claims (as defined below) or other claims, causes of action or governmental investigations of any nature, seeking to impose, or that could result in the imposition of, any material liability arising under any Environmental Laws upon (i) AFC, (ii) any person or entity whose liability for any Environmental Claim AFC has or may have retained either contractually or by operation of law, (iii) any real or personal property owned or leased by AFC, or any real or personal property which AFC has been, or is, judged to have managed or to have supervised or to have participated in the management of, or (iv) any real or personal property in which AFC holds a security interest securing a loan recorded on the books of AFC. AFC is not subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

     (c) With respect to all real and personal property owned or leased by AFC, or all real and personal property which AFC has been, or is, judged to have managed or to have supervised or to have participated in the management of, AFC will promptly provide F&M with access to copies of any environmental audits, analyses and surveys that have been prepared relating to such properties (a list of which will be Previously Disclosed in its Disclosure Schedule). The AFC
                 --------------------
Companies are in compliance in all material respects with all recommendations contained in any such environmental audits, analyses and surveys.

     (d) There are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws against AFC or against any person or entity whose liability for any Environmental Claim AFC has or may have retained or assumed either contractually or by operation of law.

     (e) For purposes of this Agreement, the following terms shall have the following meanings:

          (1) "Environmental Claim" means any written notice from any governmental authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, clean-up, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based upon, or resulting from the presence, or release into the environment, of any Materials of Environmental Concern.

          (2) "Environmental Laws" means all applicable federal, state and local laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, that relate to pollution or protection of human health or the environment.

          (3) "Materials of Environmental Concern" means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other materials regulated under Environmental Laws.

     2.16 Takeover Laws

     AFC has taken all action necessary to exempt this Agreement, the Stock Option Agreement and the transactions contemplated hereby and thereby from the requirements of any "control share," "fair price," "affiliate transaction" or other anti-takeover laws and regulations of any state, including without limitation Sections 13.1-725 through 13.1-728 of the VSCA (because a majority of AFC's disinterested directors approved such transactions for such purposes prior to any "determination date" with respect to F&M) and Sections 13.1-728.1 through 13.1-728.9 of the VSCA.

     2.17 Brokers

     Other than the financial advisory services performed for AFC by Davenport & Company LLC (on terms disclosed to F&M), neither AFC nor any of its subsidiaries, nor any of their respective officers, directors or employees has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with transactions contemplated by this Agreement.

     2.18 Securities Reports

     AFC has filed with the Securities and Exchange Commission (the "SEC") all required forms, reports and documents required under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). AFC's Annual Report on Form 10-KSB for the year ended December 31, 1999, and all other reports, definitive proxy statements or documents filed or to be filed by it subsequent to December 31, 1999 under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed, or to be filed, with the SEC (i) complied or will comply in all material respects as to form with the applicable requirements under the Exchange Act and
(ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     2.19 Tax Treatment; Accounting Treatment

     As of the date hereof, AFC is aware of no reason why the Merger will fail to qualify as a tax-free reorganization under Section 368(a) of the Code or may not be accounted for as "pooling of interests" under generally accepted accounting principles.

     2.20 Statements True and Correct

     When the Registration Statement on Form S-4 (the "Registration Statement") to be filed by F&M with the SEC shall become effective, and at all times subsequent thereto up to and including the AFC shareholders' meeting called to vote upon the Merger, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished by AFC relating to AFC, (i) shall comply in all material respects with the applicable provisions of the federal and state securities laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they are made, not misleading.

                                   ARTICLE 3
                     Representations and Warranties of F&M

     F&M represents and warrants to AFC as follows:

     3.1  Organization, Standing and Power

     F&M is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia. F&M has the corporate power and authority to carry on its business as now conducted and to own and operate its assets, properties and business; and F&M has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. F&M is duly registered as a bank holding company under the Bank Holding Company Act of 1956.

     3.2  Organization, Standing and Power of F&M Subsidiaries

     Each subsidiary of F&M (the "F&M Subsidiaries" and, collectively with F&M, the "F&M Companies") is a duly organized corporation, validly existing and in good standing in their respective states of incorporation. Each F&M Subsidiary
(i) has full corporate power and authority to carry on its business as now conducted and (ii) is duly qualified to do business in the states where its ownership or leasing of property or the conduct of its business requires such qualification and where the failure to so qualify would have a material adverse effect on F&M on a consolidated basis. The outstanding shares of capital stock of each of the F&M Subsidiaries are validly issued and outstanding, fully paid and nonassessable and all such shares are directly or indirectly owned by F&M free and clear of all liens, claims and encumbrances or preemptive rights of any person.

     3.3  Authorized and Effective Agreement

     (a) This Agreement and the Plan of Merger and the transactions contemplated hereby and thereby have been authorized by all necessary corporate action on the part of F&M. This Agreement and the Plan of Merger are valid and legally binding obligations of F&M, enforceable against it in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of rights of creditors or by general principles of equity).

     (b) Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated herein, nor compliance by F&M with any of the provisions hereof will: (i) conflict with or result in a breach of any provision of the Articles of Incorporation or Bylaws of F&M or any F&M Subsidiary; (ii) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or asset of F&M or any F&M Subsidiary pursuant to any note, bond, mortgage, indenture, license, agreement or other instrument or obligation that would have a Material Adverse Effect F&M, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to F&M or any F&M Subsidiary.

     3.4  Capital Structure

     The authorized capital stock of F&M consists of: (i) 5,000,000 shares of preferred stock, no par value per share, of which none are issued and outstanding; and (ii) 30,900,000 shares of common stock, par value $2.00 per share, of which 24,857,526 shares were issued and outstanding on May 31, 2000. All outstanding shares of F&M Common Stock have been duly issued and are validly outstanding, fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person. The shares of F&M Common Stock to be issued in exchange for shares of AFC Common Stock upon consummation of the Merger will have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable, will not be issued in violation of the preemptive rights of any person, and will be duly registered under the applicable federal and state securities laws.

     3.5  Financial Statements; Books and Records; Minute Books

     The F&M Financial Statements (as defined below) fairly present or will fairly present, as the case may be, the consolidated financial position of F&M as of the dates indicated and the consolidated results of operations, changes in shareholders' equity and statements of cash flows for the periods or as of the dates set forth therein (subject, in the case of unaudited interim statements, to normal recurring audit adjustments that are not material in amount or effect) in conformity with generally accepted accounting principles applicable to financial institutions applied on a consistent basis. The books and records of the F&M Companies fairly reflect in all material respects the transactions to which each company is a party or by which its properties are subject or bound. Such books and records have been properly kept and maintained and are in compliance in all material respects with all applicable legal and accounting requirements. The minute books of the F&M Companies contain accurate records of all corporate actions of their respective shareholders and Boards of Directors (including committees of its Board of Directors). The F&M Financial Statements shall mean (i) the consolidated balance sheets of F&M as of December 31, 1999 and 1998 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years ended December 31, 1999, 1998 and 1997 (including related notes and schedules, if any) and (ii) the consolidated balance sheets of F&M and related consolidated statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) with respect to quarterly periods ended subsequent to December 31, 1999.

     3.6  Absence of Material Changes or Events

     Since March 31, 2000, there has not been any change in the financial condition or results of operations of F&M or the F&M Subsidiaries which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect.

     3.7  Absence of Undisclosed Liabilities

     Neither F&M nor any F&M Subsidiary has any liability (contingent or otherwise) that is material to F&M on a consolidated basis or that, when combined with all similar liabilities, would be material to F&M on a consolidated basis, except as disclosed in the F&M Financial Statements and except for liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent F&M Financial Statements.

     3.8  Legal Proceedings; Compliance with Laws

     There are no actions, suits or proceedings instituted or pending or, to the Knowledge of F&M, threatened against any of the F&M Companies or against any property, asset, interest or right of any of the F&M Companies or against any officer, director or employee of any of the F&M Companies that would, if determined adversely to F&M or any F&M Subsidiary, have a Material Adverse Effect on F&M on a consolidated basis. To the Knowledge of F&M, the F&M Companies have complied in all material respects with all laws, ordinances, requirements, regulations or orders applicable to their respective businesses (including environmental laws, ordinances, requirements, regulations or orders).

     3.9  Tax Matters

     The F&M Companies have filed all Tax Returns required to be filed, and all such Tax Returns were correct and complete in all material respects. All Taxes owed by the F&M Companies have been paid, are reflected as a liability in the F&M Financial Statements, or are being contested in good faith and have been Previously Disclosed in its Disclosure Schedule. Except as Previously Disclosed, no tax return or report of the F&M Companies is under examination by any taxing authority or the subject of any administrative or judicial proceeding, and no unpaid tax deficiency has been asserted against the F&M Companies by any taxing authority.

     3.10 Employee Benefit Plans

     (a) All F&M employee benefit plans are in compliance with the applicable terms of ERISA and the Code and any other applicable laws, rules and regulations, the breach or violation of which could result in a material liability to F&M on a consolidated basis.

     (b) No F&M employee benefit plan subject to ERISA that is a defined benefit pension plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the present fair market value of the assets of any such plan exceeds the plan's 'benefit liabilities,' as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan was terminated in accordance with all applicable legal requirements.

     3.11 Insurance

     Each of the F&M Companies currently maintains insurance in amounts reasonably necessary for its operations and, to the Knowledge of F&M, similar in scope and coverage to that maintained by other entities similarly situated. Since January 1, 2000, none of the F&M Companies has received any notice of a premium increase or cancellation or a failure to renew with respect to any insurance policy or bond and, within the last three fiscal years, none of the F&M Companies has been refused any insurance coverage sought or applied for, and F&M has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience on the part of the F&M Companies.

     3.12 Allowance for Loan Losses

     The allowance for loan losses reflected on the balance sheets included in the F&M Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of generally accepted accounting principles and regulatory accounting principles to provide for reasonably anticipated losses on outstanding loans.

     3.13 Environmental Matters

     To the Knowledge of F&M, the F&M Companies are in substantial compliance with all Environmental Laws. None of the F&M Companies has received any communication alleging that F&M or any F&M Subsidiary is not in such compliance and, to the Knowledge of F&M, there are no present circumstances that would prevent or interfere with the continuation of such compliance.

     3.14 Securities Reports

     F&M has filed with the SEC all required forms, reports and documents required under the Exchange Act. F&M's Annual Report on Form 10-K for the year ended December 31, 1999, and all other reports, definitive proxy statements or documents filed or to be filed by it subsequent to December 31, 1999 under
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed, or to be filed, with the SEC (i) complied or will comply in all material respects as to form with the applicable requirements under the Exchange Act and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     3.14 Tax Treatment; Accounting Treatment

     As of the date hereof, F&M is aware of no reason why the Merger will fail to qualify as a tax-free reorganization under Section 368(a) of the Code or may not be accounted for as "pooling of interests" under generally accepted accounting principles.

     3.15 Statements True and Correct

     When the Registration Statement to be filed by F&M with the SEC shall become effective, and at all times subsequent thereto up to and including the AFC shareholders' meeting called to consider and vote on the approval of the Merger, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished by F&M relating to F&M (i) shall comply in all material respects with the applicable provisions of the federal and state securities laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

                                   ARTICLE 4
                           Covenants and Agreements

     4.1  Reasonable Best Efforts

     Subject to the terms and conditions of this Agreement, F&M and AFC agree to use their reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and shall cooperate fully with the other party hereto to that end.

     4.2  Access to Information; Notice of Certain Matters; Confidentiality

     (a) F&M and AFC each will keep the other advised of all material developments relevant to its business and to consummation of the transactions contemplated herein. F&M and

AFC each may make or cause to be made such further investigation of the operational, financial and legal condition of the other as such party reasonably deems necessary or advisable in connection with the Merger, provided, however, that such investigation shall not interfere unnecessarily with normal operations. F&M and AFC agree to furnish the other and the other's advisors with such financial data and other information with respect to its business and properties as such other party shall from time to time reasonably request. No investigation pursuant to this Section 4.2 shall affect or be deemed to modify any representation or warranty made by, or the conditions to the obligations to consummate the Merger of, such party hereto.

     (b) F&M and AFC shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

     (c) Each party shall, and shall cause each of its directors, officers, attorneys and advisors, to maintain the confidentiality of all information obtained in such investigation which is not otherwise publicly disclosed by the other party, such undertaking with respect to confidentiality to survive any termination of this Agreement. In the event of the termination of this Agreement, each party shall return to the furnishing party or, at the request of the furnishing party, destroy and certify the destruction of all confidential information previously furnished in connection with the transactions contemplated by this Agreement.

     4.3  Registration Statement; Shareholder Approval

     (a) F&M and AFC agree to cooperate in the preparation of the Registration Statement to be filed by F&M with the SEC in connection with the issuance of F&M Common Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of F&M and AFC constituting a part thereof (the "Proxy Statement") and all related documents). F&M and AFC agree to use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act of 1933, as amended (the "Securities Act"), as promptly as reasonably practicable after filing thereof. F&M shall also take any action required to be taken under state securities or "Blue Sky" laws in connection with the issuance of F&M Common Stock pursuant to the Merger.

     (b) AFC shall submit this Agreement and the Plan of Merger to its shareholders at a special meeting to be held as promptly as practicable after the Registration Statement is declared effective for the purpose of approving the Merger. The Board of Directors of AFC shall recommend such approval, and AFC shall take all reasonable lawful action to solicit such approval by its shareholders; provided, however, that if the Board of Directors of AFC shall have reasonably determined in good faith (after consultation with its counsel) that such recommendation is reasonably likely to constitute a breach of its fiduciary duties to the shareholders of AFC, then the Board of Directors of AFC shall not be obligated to recommend the approval of this Agreement and Plan of Merger.

     4.4  Operation of the Business of AFC

     AFC agrees that, except as expressly permitted by this Agreement or otherwise consented to or approved in writing by F&M, during the period from the date hereof to the Effective Date:

     (a) AFC will conduct its operations only in the ordinary and usual course of business consistent with past practice (subject, in any event, to the provisions of paragraph (c) below) and will use its best efforts to keep available the services of its officers and employees and maintain satisfactory relationships with customers, suppliers, employees and others having business relationships with them.

     (b) AFC shall not take any action, engage in any transactions or enter into any agreement which would adversely affect or delay in any material respect the ability of F&M or AFC to obtain any necessary approvals, consents or waivers of any governmental authority or third party required for the transactions contemplated hereby or to perform its covenants and agreements on a timely basis under this Agreement.

     (c)  AFC will not:

          (1) Other than pursuant to stock options Previously Disclosed in its Disclosure Schedule and currently outstanding as of the date hereof: (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock, any stock appreciation rights or any Rights; (ii) enter into any agreement with respect to the foregoing; or (iii) permit any additional shares of capital stock to become subject to new grants of employee stock options, stock appreciation rights, or similar stock-based employee rights;

          (2) Enter into or amend any written employment agreement, severance or similar agreements or arrangements with any of its directors, officers or employees, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except for normal individual increases in compensation to employees in the ordinary course of business consistent with past practice;

          (3) Enter into or amend (except as may be required by applicable law) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive, welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any directors, officers or employees, including without limitation taking any action that accelerates the vesting or exercise of any benefits payable thereunder;

          (4) Incur any obligation or liability (whether absolute or contingent, excluding suits instituted against it), make any pledge, or encumber any of its assets, nor dispose of any of its assets in any other manner, except in the ordinary course of its business and for adequate value, or as otherwise specifically permitted in this Agreement;

          (5) Change its lending, investment, asset/liability management or other material banking policies in any material respect, except as may be required by applicable law;

          (6)  Alter, amend or repeal its bylaws or articles of incorporation;

          (7) Take any other action which would make any representation or warranty in Article 2 hereof untrue; or

          (8)  Agree or commit to do anything prohibited by this Section 4.4.

     4.5  Operation of the Business of F&M

     F&M agrees that, except as expressly permitted by this Agreement or otherwise consented to or approved in writing by AFC, during the period from the date hereof to the Effective Date:

     (a) F&M will and will cause each of the F&M Subsidiaries to conduct their respective operations only in the ordinary and usual course of business consistent with past practice and will use its best efforts to preserve intact their respective business organizations, keep available the services of their officers and employees and maintain satisfactory relationships with customers, suppliers, employees and others having business relationships with them.

     (b) F&M shall not, and shall not permit any of the F&M Subsidiaries to, take any action, engage in any transactions or enter into any agreement which would adversely affect or delay in any material respect the ability of F&M or AFC to obtain any necessary approvals, consents or waivers of any governmental authority or third party required for the transactions contemplated hereby or to perform its covenants and agreements on a timely basis under this Agreement.

     4.6  Dividends

     F&M agrees that prior to the Effective Date AFC may declare and pay its regular quarterly cash dividend in an amount not to exceed $0.12 per share.

     4.7  No Solicitation of Other Offers

     Without the prior written consent of F&M, AFC shall not, and shall cause its officers, directors, agents, advisors and affiliates not to, solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, an Acquisition Transaction (as hereinafter defined); provided, however, that nothing contained in this Section 4.7 shall prohibit the Board of Directors of AFC from furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited, written bona fide proposal regarding an Acquisition Transaction if, and only to the extent that (i) the Board of Directors of AFC concludes in good faith, after consultation with and based upon the written advice of outside counsel, that the failure to furnish such information or enter into such discussions or negotiations would likely constitute a breach of its fiduciary duties to shareholders under applicable law, (ii) prior to taking such action, AFC receives from such person or entity an executed confidentiality agreement, and (iii) the Board of Directors of AFC concludes in good faith that the proposal regarding the Acquisition Transaction contains an offer of consideration that is superior to the consideration set forth herein. AFC shall immediately notify F&M orally and in writing of its receipt of any such proposal or inquiry, of the material terms and conditions thereof, and of the identity of the person making such proposal or inquiry. For purposes of this Agreement, "Acquisition Transaction" means any merger, consolidation, share exchange, joint venture, business combination or similar transaction involving AFC or any purchase of all or any material portion of the assets of AFC.

     4.8  Regulatory Filings

     F&M and AFC shall use their reasonable best efforts to prepare and file as soon as practicable after the date hereof all required applications for regulatory approval of the Merger. F&M shall use its best efforts to obtain prompt approval of each required application.

     4.9  Public Announcements

     Each party will consult with the other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultations, except as may be required by law.

     4.10 Accounting Treatment

     F&M and AFC shall each use their best efforts to ensure that the Merger qualifies for pooling-of-interests accounting treatment.

     4.11 Affiliate Agreements

     AFC has identified to F&M all persons who were, as of the date hereof, directors or executive officers of AFC (the "Affiliates"). AFC has delivered a written letter agreement in the form of Exhibit C hereto from each Affiliate.

     4.12 Benefit Plans; Certain Officer Agreements

     (a) Upon consummation of the Merger, as soon as administratively practicable, employees of AFC shall be entitled to participate in the F&M pension, health and welfare benefit and similar plans on the same terms and conditions as employees of the F&M Companies, giving effect to years of service for purposes of eligibility to participate, eligibility for benefits, and vesting with AFC as if such service were with F&M and limiting preexisting condition exclusions in accordance with the Health Insurance Portability and Accountability Act of 1996.

     (b) F&M shall offer employment and severance agreements to those AFC employees as have been Previously Disclosed by F&M on substantially the same terms as Previously Disclosed by F&M prior to the date hereof.

     4.13 NYSE Listing

     F&M shall use its reasonable best efforts to list, as of the Effective Date, on the NYSE upon official notice of issuance, the shares of F&M Common Stock to be issued in the Merger.

     4.14 Indemnification

     Following the Effective Date and for a period of six years thereafter, F&M shall indemnify, defend and hold harmless any person who has rights to indemnification from AFC, to the same extent and on the same conditions as such person is entitled to indemnification pursuant to applicable law and AFC's Articles of Incorporation or Bylaws, as in effect on the date of this Agreement, to the extent legally permitted to do so with respect to matters occurring on or prior to the Effective Date. Without limiting the foregoing, in any case in which corporate approval may be required to effectuate any indemnification, F&M shall direct, if the party to be indemnified elects, that the determination of permissibility of indemnification shall be made by independent counsel mutually agreed upon between F&M and the indemnified party. F&M shall use its reasonable best efforts to maintain AFC's existing directors' and officers' liability policy, or some other policy, including F&M's existing policy, providing at least comparable coverage, covering persons who are currently covered by such insurance of AFC for a period of three years after the Effective Date on terms no less favorable than those in effect on the date hereof.

     4.15 Stock Option Agreement

     AFC shall grant to F&M an option to acquire such number of shares of AFC Common Stock that would equate to 19.9% of the issued and outstanding common stock of AFC as of the date hereof, all in accordance with the Option Agreement.

                                   ARTICLE 5
                           Conditions to the Merger

     5.1  General Conditions

     The respective obligations of each of F&M and AFC to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Date of the following conditions:

     (a) Corporate Action. All corporate action necessary to authorize the execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby shall have been duly and validly taken, including without limitation the approval of the shareholders of AFC.

     (b) Registration Statement; NYSE Listing. The Registration Statement shall have been declared effective under the Securities Act, and F&M shall received all state securities laws or "blue sky" permits and other authorizations or there shall be exemptions from registration requirements necessary to issue F&M Common Stock in connection with the Merger, and neither the Registration Statement nor any such permit or authorization shall be subject to a stop order or any threatened stop order of the SEC or any state securities commissioner. The shares of F&M Common Stock to be issued in connection with the Merger shall have been approved for listing on the New York Stock Exchange.

     (c) Regulatory Approvals. F&M and AFC shall have received all regulatory approvals required in connection with the transactions contemplated by this Agreement, all notice periods and waiting periods required after the granting of any such approvals shall have passed, and all such approvals shall be in effect; provided, however, that no such approvals shall have imposed any condition or requirement which, in the reasonable opinion of the Boards of Directors of F&M or AFC, would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render consummation of the Merger inadvisable or unduly burdensome.

     (d) Tax Opinion. F&M and AFC shall have received the opinion of LeClair Ryan, A Professional Corporation, counsel to F&M, in form and substance satisfactory to F&M and AFC and dated as of the Effective Date to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and that no gain or loss will be recognized by the shareholders of AFC to the extent they receive F&M Common Stock solely in exchange for their AFC Common Stock in the Merger. In rendering its opinions, such counsel may rely upon representations contained in certificates of officers of F&M, AFC and others.

     (e) Opinions of Counsel. AFC shall have delivered to F&M and F&M shall have delivered to AFC opinions of counsel, dated as of the Effective Date, as to such matters as they may each reasonably request with respect to the transactions contemplated by this Agreement and in a form reasonably acceptable to each of them.

     (f) Legal Proceedings. Neither F&M nor AFC shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger.

     5.2  Conditions to Obligations of F&M

     The obligations of F&M to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Date of the following additional conditions:

     (a) Representations and Warranties. The representations and warranties of AFC set forth in Article 2 shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on the Effective Date, except (i) for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, (ii) as expressly contemplated by this Agreement, or (iii) for representations and warranties the inaccuracies of which relate to matters that, individually or in the aggregate, do not materially adversely affect the Merger and the other transactions contemplated by this Agreement.

     (b) Performance of Obligations. AFC shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Date.

     (c) Officers' Certificate. AFC shall have delivered to F&M a certificate, dated the Effective Date and signed by its Chairman or President, to the effect that the conditions set forth in Sections 5.1(a), 5.2(a) and 5.2(b) have been satisfied.

     (d) Accountants' Letter. F&M shall have received a letter, dated as of the Effective Date, from Yount, Hyde & Barbour, P.C., satisfactory in form and substance to F&M, that the Merger will qualify for pooling-of-interests accounting treatment.

     (d) Employment and Severance Agreements. William J. Farinholt shall have entered into an employment agreement and a severance agreement, effective as of the Effective Date, with F&M in substantially the same form and on substantially the same terms as Previously Disclosed by F&M prior to the date hereof.

     5.3  Conditions to Obligations of AFC

     The obligations of AFC to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Date of the following additional conditions:

     (a) Representations and Warranties. The representations and warranties of F&M set forth in Article 3 shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on the Effective Date, except (i) for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, (ii) as expressly contemplated by this Agreement, or (iii) for representations and warranties the inaccuracies of which relate to matters that, individually or in the aggregate, do not materially adversely affect the Merger and the other transactions contemplated by this Agreement.

     (b) Performance of Obligations. F&M shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Date.

     (c) Officers' Certificate. F&M shall have delivered to AFC a certificate, dated the Effective Date and signed by its Chairman or President, to the effect that the conditions set forth in Sections 5.1(a), 5.1(b), 5.1(c), 5.3(a) and 5.3(b) have been satisfied.

     (d) Investment Banking Letter. AFC shall have received an updated fairness opinion from Davenport & Company LLC, financial advisor to AFC, addressed to AFC and dated on or about the date the Proxy Statement is mailed to shareholders of AFC, to the effect that the terms of the Merger are fair to the shareholders of AFC from a financial point of view.

                                   ARTICLE 6
                                  Termination

     6.1  Termination

     This Agreement and the Plan of Merger may be terminated at any time before the Effective Date, whether before or after approval thereof by the shareholders of AFC at the AFC Meeting, as provided below:

     (a)  Mutual Consent.  By the mutual consent in writing of F&M and AFC.

     (b) Closing Delay. At the election of either party, evidenced by written notice, if the Effective Date shall not have occurred on or before March 10, 2001, or such later date as shall have been agreed to in writing by the parties; provided, however, that the right to terminate under this Section 6.1(b) shall not be available to either party whose failure to perform an obligation hereunder has been the cause of, or has resulted in, the failure of the Effective Date to occur on or before such date.

     (c) Conditions to F&M Performance Not Met. By F&M upon delivery of written notice of termination to AFC if any event occurs which renders impossible the satisfaction in any material respect of one or more of the conditions to the obligations of F&M to effect the Merger set forth in Sections
5.1 and 5.2, and such noncompliance is not waived by F&M.

     (d) Conditions to AFC Performance Not Met. By AFC upon delivery of written notice of termination to F&M if any event occurs which renders impossible the satisfaction in any material respect of one or more of the conditions to the obligations of AFC to effect the Merger set forth in Sections
5.1 and 5.3, and such noncompliance is not waived by AFC.

     (e) Due Diligence Review of AFC. By F&M in writing at any time prior to July 31, 2000 if F&M determines in its sole good faith judgment that the financial condition, business or prospects of AFC are materially adversely different from what was reasonably expected by F&M after the performance of its due diligence prior to the execution of this Agreement; provided that F&M shall inform AFC upon such termination of the reasons for F&M's determination and, provided further, that this Section 6.1(e) shall not limit in any way the due diligence investigation of AFC which F&M may perform or otherwise affect any other rights which F&M has after the date hereof and after July 31, 2000, under the terms of this Agreement.

     (f) Due Diligence Review of F&M. By AFC in writing at any time prior to July 31, 2000, if AFC determines in its sole good faith judgment that the financial condition, business or prospects of F&M are materially adversely different from what was reasonably expected by AFC after the performance of its due diligence prior to the execution of this Agreement; provided that AFC shall inform F&M upon such termination of the reasons for AFC's determination and, provided further, that this Section 6.1(f) shall not limit in any way the due diligence investigation of F&M which AFC may perform or otherwise affect any other rights which AFC has after the date hereof and after July 31, 2000, under the terms of this Agreement.

     6.2  Effect of Termination

     In the event this Agreement is terminated pursuant to Section 6.1 hereof, both this Agreement and the Plan of Merger shall become void and have no effect, except that (i) the provisions hereof relating to confidentiality, press releases and expenses set forth in Sections 4.2, 4.9 and 6.4, respectively, shall survive any such termination and (ii) a termination pursuant to 6.1(c) or 6.1(d) hereof shall not relieve the breaching party from liability for an uncured intentional breach of any provision of this Agreement giving rise to such termination.

     6.3  Survival of Representations, Warranties and Covenants

     All representations, warranties and covenants in this Agreement and the Plan of Merger shall not survive the Effective Date and shall be terminated and extinguished at the Effective Date. From and after the Effective Date, the parties hereto shall have no liability to the other on account of any breach of any of those representations, warranties and covenants; provided, however, that the foregoing clause shall not (i) apply to agreements of the parties which by their terms are intended to be performed after the Effective Date, and (ii) shall not relieve any person for liability for fraud, deception or intentional misrepresentation.

     6.4  Fees and Expenses

     (a) Except as provided below, each of the parties shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated herein, including fees and expenses of its own financial consultants, accountants and counsel, except that printing expenses shall be shared equally between F&M and AFC.

     (b) Notwithstanding any provision in this Agreement to the contrary, if for any reason the Merger is not approved by AFC's shareholders at the AFC Meeting or any adjournment thereof, then AFC shall reimburse F&M for one-half of its reasonable out-of-pocket and other expenses incurred by F&M in connection with entering into this Agreement and the transactions contemplated hereunder, provided that the maximum amount that AFC shall be responsible to F&M under this
Section 6.4(b) shall be limited to $50,000.

     (c) If this Agreement is terminated by F&M or AFC because of a willful and material breach by the other of any representation, warranty, covenant, undertaking or restriction set forth herein, and provided that the terminating party shall not have been in breach (in any material respect) of any representation and warranty, covenant, undertaking or restriction contained herein, then the breaching party shall reimburse the other party for all reasonable out-of-pocket expenses incurred by it in connection with the transactions contemplated by this Agreement and the enforcement of its rights hereunder.

     (d) Final settlement with respect to the reimbursement of such fees and expenses by the parties shall be made within thirty days after the termination of this Agreement.

                                   ARTICLE 7
                              General Provisions

     7.1  Entire Agreement

     This Agreement contains the entire agreement among F&M and AFC with respect to the Merger and the related transactions and supersedes all prior arrangements or understandings with respect thereto.

     7.2  Binding Effect; No Third Party Rights

     This Agreement shall bind F&M and AFC and their respective successors and assigns. Other than Section 4.14, nothing in this Agreement is intended to confer upon any person, other than the parties hereto or their respective successors, any rights or remedies under or by reason of this Agreement.

     7.3  Waiver and Amendment

     Any term or provision of this Agreement may be waived in writing at any time by the party that is, or whose shareholders are, entitled to the benefits thereof, and this Agreement may be amended or supplemented by a written instrument duly executed by the parties hereto at any time, whether before or after the later of the date of the AFC Meeting, except statutory requirements and requisite approvals of shareholders and regulatory authorities.

     7.4  Governing Law

     This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof.

     7.5  Notices

     All notices or other communications that are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by registered or certified mail, postage prepaid, addressed as follows:

          If to F&M:
               Alfred B. Whitt
               F&M National Corporation
               9 Court Square
               P. O. Box 2800
               Winchester, Virginia 22604
               Tele:  (540) 665-4282

          Copy to:
               George P. Whitley, Esquire
               LeClair Ryan, A Professional Corporation
               707 East Main Street; 11th Floor
               Richmond, Virginia 23219
               Tele:  (804) 783-2003

          If to AFC:
               William J. Farinholt
               Atlantic Financial Corp.
               737 J. Clyde Morris Boulevard
               Newport News, Virginia 23061
               Tele:  (757) 595-7020

          Copy to:
               Wayne A. Whitham, Jr., Esquire
               Williams, Mullen, Christian & Dobbins
               1021 East Cary Street
               P.O. Box 1320
               Richmond, Virginia 23210-1320
               Tele:  (804) 783-6473

     7.6  Counterparts

     This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts together shall constitute one and the same agreement.

     7.7  Severability

     In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and their corporate seals to be affixed hereto, all as of the date first written above.


                                 F&M NATIONAL CORPORATION


                                 By:   /s/ Alfred B. Whitt
                                    ----------------------------------
                                        Alfred B. Whitt
                                        Vice Chairman, President and
                                        Chief Executive Officer



                                 ATLANTIC FINANCIAL CORP.


                                 By:   /s/ William J. Farinholt
                                    ----------------------------------
                                        William J. Farinholt
                                        President and Chief Executive Officer

                                                                       EXHIBIT A
                                                            To the Agreement and
                                                          Plan of Reorganization


                                PLAN OF MERGER
                                    BETWEEN
                           F&M NATIONAL CORPORATION
                                      AND
                           ATLANTIC FINANCIAL CORP.

     Pursuant to this Plan of Merger ("Plan of Merger"), Atlantic Financial Corp., a Virginia corporation ("AFC"), shall merge with and into F&M National Corporation, a Virginia corporation ("F&M").

                                   ARTICLE I
                              Terms of the Merger

     1.1  The Merger

     Subject to the terms and conditions of the Agreement and Plan of Reorganization, dated as of July 5, 2000, by and between F&M and AFC (the "Agreement"), at the Effective Date AFC shall be merged with and into F&M (the "Merger") in accordance with the provisions of Virginia law and with the effect specified in Section 13.1-721 of the Virginia Stock Corporation Act. F&M shall be the surviving corporation of the Merger, and its name shall remain F&M (F&M as existing on and after the Effective Date is sometimes referred to as the "Surviving Corporation"). The Merger shall become effective on such date and time as may be determined in accordance with Section 1.5 of the Agreement (the "Effective Date").

     1.2  Articles of Incorporation and Bylaws

     The Articles of Incorporation and Bylaws of F&M in effect immediately prior to the consummation of the Merger shall remain in effect following the Effective Date until otherwise amended or repealed.

                                  ARTICLE II
                          Manner of Converting Shares

     2.1  Conversion of Shares

     Upon and by reason of the Merger becoming effective, no cash shall be allocated to the shareholders of AFC and stock shall be issued and allocated as follows:

     (a) At the Effective Date, by virtue of the Merger and without any action on the part of the holders thereof, each share of common stock, par value $5.00 per share, of AFC ("AFC Common Stock") issued and outstanding immediately prior to the Effective Date shall cease to be outstanding and shall be converted into and exchanged for 0.753 shares of common stock, par value $2.00 per share, of F&M ("F&M Common Stock") pursuant to the terms and conditions set forth in the Agreement and this Plan of Merger (the "Exchange Ratio").

     (b) Each holder of a certificate representing shares of AFC Common Stock upon the surrender of his AFC stock certificates to the Exchange Agent (as defined in Section 2.2), duly endorsed for transfer in accordance with Section
2.2 below, will be entitled to receive in exchange therefor a certificate or certificates representing the number of whole shares of F&M Common Stock that his shares shall be converted into pursuant to the Exchange Ratio. Each such holder of AFC Common Stock shall have the right to receive the consideration described in this Section 2.1 and Section 2.3 upon the surrender of such certificate in accordance with Section 2.2.

     (c) In the event F&M changes (or establishes a record date for changing) the number of shares of F&M Common Stock issued and outstanding prior to the Effective Date as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding F&M Common Stock and the record date therefor shall be prior to the Effective Date, appropriate and proportional adjustments will be made to the Exchange Ratio.

     (d) From and after the Effective Date, all employee stock options to purchase shares of AFC Common Stock (each, a "AFC Stock Option"), that are then outstanding and unexercised, shall be converted into and become options to purchase shares of F&M Common Stock, and F&M shall assume each such AFC Stock Option in accordance with the terms of the plan and agreement by which it is evidenced; provided, however, that from and after the Effective Date (i) each such AFC Stock Option assumed by F&M may be exercised solely to purchase shares of F&M Common Stock, (ii) the number of shares of F&M Common Stock purchasable upon exercise of such AFC Stock Option shall be equal to the number of shares of AFC Common Stock that were purchasable under such AFC Stock Option immediately prior to the Effective Date multiplied by the Exchange Ratio and rounding down to the nearest whole share, and (iii) the per share exercise price under each such AFC Stock Option shall be adjusted by dividing the per share exercise price of each such AFC Stock Option by the Exchange Ratio, and rounding up to the nearest cent. The terms of each AFC Stock Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction with respect to F&M Common Stock on or subsequent to the Effective Date. It is intended that the foregoing assumption shall be effected in a manner that is consistent with the requirements of Section 424 of the Internal Revenue Code of 1986, as amended (the "Code") as to any AFC Stock Option that is an "incentive stock option" (as defined in Section 422 of the Code).

     2.2  Manner of Exchange of AFC Common Stock Certificates

     As promptly as practicable after the Effective Date, F&M shall cause American Stock Transfer & Trust Company, acting as the exchange agent ("Exchange Agent"), to send to each former holder of record of AFC Common Stock immediately prior to the Effective Date transmittal materials for use in exchanging such shareholder's certificates of AFC Common Stock for the consideration set forth in Section 2.1 above. Any dividends paid on any shares of F&M Common Stock that such shareholder shall be entitled to receive prior to the delivery to the Exchange Agent of such shareholder's certificates representing all of such shareholder's shares of AFC Common Stock, will be delivered to such shareholder only upon delivery to the Exchange Agent of the certificates representing all of such shares (or indemnity satisfactory to F&M and the Exchange Agent, in their judgment, if any of such certificates are lost, stolen or destroyed). No interest will be paid on any such dividends to which the holder of such shares shall be entitled to receive upon such delivery.

     2.3  No Fractional Shares

     No certificates or scrip for fractional shares of F&M Common Stock will be issued. In lieu thereof, F&M will pay the value of such fractional shares in cash on the basis of the Average Closing Price of F&M Common Stock. As used herein, "Average Closing Price" shall mean the average closing price of F&M Common Stock as reported on the New York Stock Exchange for each of the ten consecutive trading days ending on the fifth trading day prior to the Effective Date.

     2.4  Dividends

     No dividend or other distribution payable to the holders of record of F&M Common Stock at or as of any time after the Effective Date shall be paid to the holder of any certificate representing shares of AFC Common Stock issued and outstanding at the Effective Date until such holder physically surrenders such certificate for exchange as provided in Section 2.2 of this Plan of Merger, promptly after which time all such dividends or distributions shall be paid (without interest).

     2.5  Rights of Dissenting Shareholders

     Shareholders of AFC who object to the Merger will be entitled to the rights and remedies set forth in Sections 13.1-729 through 13.1-741 of the Act.

                                  ARTICLE III
                             Conditions Precedent

     The obligations of F&M and AFC to effect the Merger as herein provided shall be subject to satisfaction, unless duly waived, of the conditions set forth in the Agreement.

                                  ARTICLE IV
                                  Termination

     This Plan of Merger may be terminated at any time prior to the Effective Date by the parties hereto as provided in Article 6 of the Agreement.

                                                                     Appendix II

                           =========================

                             Stock Option Agreement

                           =========================

                            STOCK OPTION AGREEMENT

     This STOCK OPTION AGREEMENT, dated as of July 5, 2000 (the "Option Agreement"), by and between ATLANTIC FINANCIAL CORP., a Virginia corporation ("AFC"), and F&M NATIONAL CORPORATION, a Virginia corporation ("F&M").

                                  WITNESSETH

     WHEREAS, the Boards of Directors of the parties hereto approved an Agreement and Plan of Reorganization (the "Reorganization Agreement") and have adopted a related Plan of Merger, dated as of the date hereof (together referred to herein as the "Merger Agreements"), whereby AFC shall become a wholly-owned subsidiary of F&M through the exchange of each outstanding share of common stock of AFC for shares of common stock of F&M (the "Merger"); and

     WHEREAS, as a condition to and as consideration for F&M's entry into the Merger Agreements and to induce such entry, AFC has agreed to grant to F&M the option set forth herein to acquire authorized but unissued shares of AFC Common Stock.

     NOW, THEREFORE, in consideration of the premises herein contained, the parties agree as follows:

     1.   Definitions

     Capitalized terms used but not defined herein and defined in the Merger Agreements shall have the same meanings as in the Merger Agreements.

     2.   Grant of Option

     Subject to the terms and conditions set forth herein, AFC hereby grants to F&M an option (the "Option") to acquire up to 829,468 shares of AFC Common Stock at a price of $15.00 per share (the "Exercise Price") in exchange for the consideration provided in Section 4 hereof; provided, however, that in the event AFC issues or agrees to issue any shares of AFC Common Stock (other than as permitted under the Merger Agreements) at a price less than $15.00 per share (as adjusted pursuant to Section 6 hereof), the Exercise Price shall be equal to such lesser price. Notwithstanding anything else in this Option Agreement to the contrary, the number of shares of AFC Common Stock subject to the Option shall be reduced if and to the extent necessary so that the number of shares for which this Option is exercisable shall not exceed 19.9% of the issued and outstanding shares of AFC Common Stock, before giving effect to the exercise of the Option. The number of shares of AFC Common Stock that may be received upon the exercise of the Option is subject to adjustment as set forth herein.

     3.   Exercise of Option

     (a) Subject to compliance with applicable law and regulation, F&M may exercise the Option, in whole or part, at any time or from time to time if a Purchase Event (as defined below) shall have occurred and be continuing.

     (b) AFC shall notify F&M promptly in writing of the occurrence of any transaction, offer or event giving rise to a Purchase Event. If more than one of the transactions, offers or events giving rise to a Purchase Event is undertaken or effected by the same person or occurs at the same time, then all such transactions, offers and events shall give rise only to one Purchase Event, which Purchase Event shall be deemed continuing for all purposes hereof until all such transactions are terminated or abandoned by such person and all such events have ceased or ended.

     (c) In the event that F&M wishes to exercise the Option, it shall send AFC a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will acquire pursuant to such exercise, and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such transaction (the "Closing Date"); provided that if prior notification to or approval of any federal or state regulatory agency is required in connection with such acquisition, F&M shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification period has expired or been terminated or such approval has been obtained and any requisite waiting period shall have passed.

     (d) The Option shall expire and terminate, to the extent not previously exercised, upon the earlier of: (i) the Effective Time of the Merger; (ii) upon termination of the Merger Agreements in accordance with the provisions thereof, other than a termination based upon, following or in connection with either (A) a material breach by AFC of a Specified Covenant (as defined below) or (B) the failure of AFC to obtain shareholder approval of the Merger Agreements by the vote required under applicable law, in the case that either (A) or (B) follow the occurrence of a Purchase Event; or (iii) 12 months after termination of the Merger Agreements based upon a material breach by AFC of a Specified Covenant or the failure of AFC to obtain shareholder approval of the Merger Agreements by the vote required under applicable law, in either case following the occurrence of a Purchase Event.

     (e) As used herein, a "Purchase Event" shall mean any of the following events or transactions occurring after the date hereof:

          (1) AFC, without having received F&M's prior written consent, shall have entered into an agreement with any person to (i) acquire, merge or consolidate, or enter into any similar transaction, with AFC, (ii) purchase, lease or otherwise acquire all or substantially all of the assets of AFC, or (iii) purchase or otherwise acquire directly from AFC securities representing 10% or more of the voting power of AFC;

          (2) any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of 20% or more of the outstanding shares of AFC Common Stock after the date hereof (the term "beneficial ownership" for purposes of this Option Agreement having the meaning assigned thereto in
     Section 13(d) of the Exchange Act and the regulations promulgated thereunder); or

          (3) any person shall have made a bona fide proposal to AFC by public announcement or written communication that is or becomes the subject of public disclosure to acquire AFC by merger, share exchange, consolidation, purchase of all or substantially all of its assets or any other similar transaction, and following such bona fide proposal the Board of Directors of AFC shall have recommended that the shareholders of AFC approve or accept such proposal and not the Merger Agreements.

     (f) As used herein, "Specified Covenant" means any covenant or agreement contained in the Merger Agreements.

     4.   Payment and Delivery of Certificates

     (a) At the Closing Date, F&M shall tender certified funds in an amount equal to the aggregate Exercise Price for the number of shares with respect to which F&M is exercising the Option.

     (b) At such closing, AFC shall deliver to F&M a certificate or certificates representing the number of shares of AFC Common Stock exchanged for the Exercise Price and F&M shall deliver to AFC a letter agreeing that F&M will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Option Agreement.

     (c) Certificates for AFC Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend which shall read substantially as follows:

                    "The transfer of the shares represented by this
               Certificate is subject to certain provisions of an agreement between the registered holder hereof and Atlantic Financial Corp. and to resale restrictions arising under the Securities Act of 1933, as amended, a copy of which agreement is on file at the principal office of Atlantic Financial Corp. A copy of such agreement will be provided to the holder thereof without charge upon receipt by Atlantic Financial Corp. of a written request."

It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if F&M shall have delivered to AFC a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance satisfactory to AFC, to the effect that such legend is not required for purposes of the Securities Act.

     5.   Representations

     AFC hereby represents, warrants and covenants to F&M as follows:

     (a) AFC shall at all times maintain sufficient authorized but unissued shares of AFC Common Stock so that the Option may be exercised without authorization of additional shares of AFC Common Stock.

     (b) The shares to be issued upon due exercise, in whole or in part, of the Option, when paid for as provided herein, will be duly authorized, validly issued, fully paid and nonassessable.

     6.   Adjustment Upon Changes in Capitalization

     In the event of any change in AFC Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares subject to the Option, and the purchase price per share, as the case may be, shall be adjusted appropriately. In the event that any additional shares of AFC Common Stock are issued or otherwise become outstanding after the date of this Option Agreement (other than pursuant to this Option Agreement or pursuant to the exercise of warrants or options to acquire shares of AFC Common Stock outstanding as of the date of the Merger Agreements or that may be issued after the date of the Merger Agreements without constituting a breach thereof), the number of shares of AFC Common Stock subject to the Option shall be adjusted so that, after such issuance, it equals 19.9% of the number of shares of AFC Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option or any shares issued pursuant to the exercise of options to acquire shares of AFC Common Stock outstanding as of the date of the Merger Agreements or that may be issued after the date of the Merger Agreements without constituting a breach thereof. Nothing contained in this Section 6 shall be deemed to authorize AFC to breach any provision of the Merger Agreements.

     7.   Registration Rights

     AFC shall, if requested by F&M, as expeditiously as possible file a registration statement on a form of general use under the Securities Act if necessary in order to permit the sale or other disposition of the shares of AFC Common Stock that are acquired upon exercise of the Option in accordance with the intended method of sale or other disposition requested by F&M. F&M shall provide all information reasonably requested by AFC for inclusion in any registration statement to be filed hereunder. AFC will use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 270 days from the date on which such registration statement first becomes effective as may be reasonably necessary to effect such sales or other dispositions. The first registration effected under this Section 7 shall be at AFC's expense except for underwriting commissions and the fees and disbursements of F&M's counsel attributable to the registration of such AFC Common Stock. A second registration statement may be requested hereunder at F&M's expense. In no event shall AFC be required to effect more than two registrations hereunder. The filing of any registration statement hereunder may be delayed for such period of time as may reasonably be required to facilitate any public distribution by AFC of AFC Common Stock. If requested by F&M, in connection with any such registration, AFC will become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements. Upon receiving any request from F&M or an assignee of F&M under this Section 7, AFC agrees to send a copy thereof to F&M and to any assignee of F&M known to AFC, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies.

     8.   Severability

     If any term, provision, covenant or restriction contained in this Option Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Option Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option Agreement will not permit the holder to acquire the full number of shares of AFC Common Stock provided in Section 2 hereof (as adjusted pursuant to Section 6 hereof), it is the express intention of AFC to allow the holder to acquire, or to require AFC to repurchase, to the extent permitted under applicable law and without having to borrow funds or otherwise raise capital to the extent that AFC would thereafter not be considered a "well-capitalized" institution under federal banking laws, such number of shares as may be necessary to comply with such court or regulatory agency's determination of the permissible number of shares, without any amendment or modification hereof.

     9.   Miscellaneous

     (a)  Expenses.  Except as otherwise provided herein, each of the parties
          --------
hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     (b)  Entire Agreement.  Except as otherwise expressly provided herein, this
          ----------------
Option Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. The terms and conditions of this Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Option Agreement, except as expressly provided herein.

     (c)  Assignment.  Neither of the parties hereto may assign any of its
          ----------
rights or obligations under this Option Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that F&M may assign in whole or in part the Option and other benefits and obligations hereunder without limitation to any of its wholly-owned subsidiaries, and F&M may assign in whole or in part the Option and other benefits and obligations hereunder without limitation in the event a Purchase Event shall have occurred and F&M shall have delivered to AFC a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to AFC, to the effect that such assignment will not violate the requirements of the Securities Act; provided that prior to any such assignment, F&M shall give written notice of the proposed assignment to AFC, and within 48 hours of such notice of a bona fide proposed assignment, AFC may purchase the Option at a price and on other terms at least as favorable to F&M as that set forth in the notice of assignment.

     (d)  Notices.  All notices or other communications that are required or
          -------
permitted hereunder shall be in writing and sufficient if delivered in the manner and to the address provided for in or pursuant to Section 7.5 of the Reorganization Agreement.

     (e)  Counterparts.  This Option Agreement may be executed in any number of
          ------------
counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

     (f)  Specific Performance.  The parties agree that damages would be an
          --------------------
inadequate remedy for a breach of the provisions of this Option Agreement by either party hereto and that this Option Agreement may be enforced by either party hereto through injunctive or other equitable relief.

     (g)  Governing Law.  This Option Agreement shall be governed by and
          -------------
construed in accordance with the laws of the Commonwealth of Virginia, without regard to the conflicts of laws principles thereof.

     IN WITNESS WHEREOF, each of the parties hereto has executed this Option Agreement as of the day and year first written above.


                              ATLANTIC FINANCIAL CORP.


                              By:   /s/ William J. Farinholt
                                    ------------------------------------------
                                    William J. Farinholt
                                    President and Chief Executive Officer



                              F&M NATIONAL CORPORATION


                              By:   /s/ Alfred B. Whitt
                                    ------------------------------------------
                                    Alfred B. Whitt
                                    President and Chief Executive Officer

                                                                    Appendix III

                       ================================

                      Opinion of Davenport & Company LLC

                       ================================

                            ________________, 2000



The Board of Directors
Atlantic Financial Corporation
PO Box 1310
Gloucester, Virginia  23061-1310


Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Atlantic Financial Corporation (the "Company") of the stock consideration in the merger (the "Merger") of F&M National Corporation ("F&M") with the Company, pursuant to the Merger Agreement dated as of July 5, 2000 (the "Agreement"). As is more specifically set forth in the Agreement, upon consummation of the Merger (the "Closing Date"), each outstanding share of the common stock of the Company, except for any dissenting shares, will be entitled to receive consideration of 0.753 shares of F&M common stock for each share of the Company's common stock.

     Davenport & Company LLC, as part of its investment banking business is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Davenport has acted as financial advisor to the Board of Directors of Atlantic Financial in connection with the transaction described above. We are familiar with Atlantic Financial having provided certain investment banking services to Atlantic Financial in the past.

     In arriving at our opinion, we have, among other things: (i) reviewed the Merger Agreement; (ii) reviewed the proxy statement/prospectus; (iii) reviewed certain publicly available financial statements and other information of Atlantic Financial and F&M; (iv) reviewed certain internal financial statements and other information and operating data of Atlantic Financial provided by its management; (v) reviewed certain publicly available forward looking information for F&M; (vi) reviewed the reported prices and trading activity for Atlantic Financial common stock and F&M common stock; (vii) held discussions with members of Atlantic Financial's management regarding past and current business operations, financial condition, results of regulatory examinations, the Merger and the business and future prospects of Atlantic Financial; (viii) compared the results of operations and market value of Atlantic Financial and F&M with similar information for certain other publicly traded companies which we deemed to be relevant; (ix) compared the financial terms of the merger with the financial terms of certain other mergers and acquisitions of financial institutions in

                                     III-1
recent years; (x) taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and knowledge of the commercial banking industry generally; and (xi) conducted such other studies, analyses and investigations and considered such other information as we deemed appropriate.

     In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We are not experts in the evaluation of loan portfolios for the purpose of assessing the adequacy of the allowance for losses, and assumed that such allowances, for each of the companies, are in the aggregate, adequate to cover such losses. Davenport did not review any individual credit files nor make any independent evaluation, appraisal or physical inspection of the assets or individual properties of Atlantic Financial or F&M, nor was Davenport furnished with such evaluation or appraisal. We have also assumed that the Merger and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

     Our opinion expressed herein was prepared solely for the Board of Directors of Atlantic Financial in connection with and for the purposes of its evaluation of the Merger. This opinion does not address the merits of the underlying decision by Atlantic Financial to engage in the Merger, and does not constitute a recommendation to any shareholder of Atlantic Financial as to how such shareholder should vote with respect to the Merger.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the shareholders of Atlantic Financial pursuant to the Agreement is fair, from a financial point of view, to the shareholders of Atlantic Financial.


                              Sincerely,

                              DAVENPORT & COMPANY LLC


                              By:______________________________
                                    Robert F. Mizell, CFA
                                    Senior Vice President

                                     III-2

                                                                     Appendix IV


                      ==================================

                            Atlantic Financial Corp
                                  Form 10-KSB
                     FOR THE YEAR ENDED DECEMBER 31, 1999

                      ==================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   FORM 10-KSB

                   ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF
                         SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 1999
                         Commission File Number 0-21285

                             ATLANTIC FINANCIAL CORP
     ----------------------------------------------------------------------
                 Virginia                              54-1809409
     ----------------------------------------------------------------------
         (State or other jurisdiction           (IRS  Employer ID number)
             of incorporation)


                         737 J. Clyde Morris Boulevard,
      Newport News, Virginia                              23601
     ======================================================================
          (Address of principal offices)             (Zip Code)


                Registrant's telephone number including area code
                                  (757)595-7020
     ----------------------------------------------------------------------

         Securities registered under Section 12(b) of the Exchange Act:

                                              Name of each exchange
                    Title of Each Class        on which registered
             Common stock, $5 par value        NASDAQ Stock Market
     ----------------------------------------------------------------------

         Securities registered under Section 12(g) of the Exchange Act:
                                      None
     ----------------------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for past 90 days.
 Yes   X   No
     -----    -----

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-B is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. X
                  ---

Registrant's revenues for the fiscal year ended December 31, 1999: $30,423,642

The aggregate market value (based on a sale price of the stock of $14.00) of Atlantic Financial Corp voting stock held by non-affiliates as of March 15, 2000 was $50,226,386.

As of March 15, 2000, Atlantic Financial Corp has 4,177,585 shares of Common Stock $5 Par Value outstanding.

The Proxy Statement of the annual meeting of shareholders to be held April 25, 2000 is incorporated by reference in Part III of this Form 10-KSB.


--------------------------------------------------------------------------------
                                                         Atlantic Financial Corp

Form 10-KSB Cross-Reference Index
--------------------------------------------------------------------------------
Companies have been encouraged by the Securities and Exchange Commission ("SEC") to combine their Annual Report to Shareholders and Form 10-KSB Annual Report into a single document. This Form 10-KSB Annual Report incorporates by reference certain information contained in the Annual Report to Shareholders, as is reflected in the following Cross-Reference Index. However, only those sections of the Annual Report to Shareholders referred to in the Cross Reference Index below are to be deemed "filed" with the SEC as part of this Form 10-KSB Annual Report.

                                                                          Page
Part I
Item 1.      Business........................................................2
Item 2.      Properties......................................................2
Item 3.      Legal Proceedings............................................None
Item 4.      Submission to Matters to a Vote of Security Holders..........None

Part II
Item 5.      Market for Common Equity and Related Stockholder Matters........3
Item 6.      Management's Discussion and Analysis.........................5-16
Item 7.      Financial Statements........................................17-39
Item 8.      Changes In & Disagreements With Accountants on
             Accounting and Financial Disclosure..........................None
Part III
Item 9.      Directors, Executive Officers, Promoters and
                  Control Persons, Compliance With Section 16(a) of the Exchange Act (1)
Item 10.     Executive Compensation. (1)
Item 11.     Security Ownership of Certain Beneficial Owners and Management. (1)
Item 12.     Certain Relationships and Related Transactions. (1)
Item 13.     Exhibits and Reports on Form 8-K
             (a) Exhibits (2)
             (b) Reports on Form 8-K (2)

(1) This information is omitted pursuant to Instruction G of Form 10-KSB since the Registrant intends to file with the Commission a definitive Proxy Statement, pursuant to Regulation 14A, not later than 120 days after December 31, 1999.
(2) A list of Exhibits was filed separately. Copies of any Exhibits not contained herein may be obtained by writing to Kenneth E. Smith, Secretary, Atlantic Financial Corp, 737 J. Clyde Morris Boulevard, Newport News, VA 23601.

SIGNATURES
In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlantic Financial Corp       W. J. Farinholt,            Kenneth E. Smith,
(Registrant)                   President and       Executive Vice President and
                          Chief Executive Officer     Chief Financial Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Joseph A. Lombard, Jr.       W. J. Farinholt,           Kenneth E. Smith,          A Majority of the Directors of the Registrant
Chairman of the Board         President and        Executive Vice President and           whose names appear on page 42.
                          Chief Executive Officer     Chief Financial Officer

--------------------------------------------------------------------------------

Greetings to fellow shareholders:
--------------------------------------------------------------------------------

Atlantic Financial Corp's (the "Company") first full year of operations after the merger of Mid-Atlantic Community BankGroup and United Community Bankshares was both rewarding and challenging. Financial results for the Company included asset growth of $23.0 million (6.4%) over 1998. Pre-tax net income increased in 1999 to $5.3 million from $5.1 million in 1998. After-tax net income for 1999 of $3.9 million represented a 7.6% increase from 1998. This translated into $.92 per share, diluted, in 1999 versus $.86 per share in 1998.

We brought the strengths of two holding companies together and have begun to accent and expand their respective influences over the combined entity. In August 1999, two of the Company's subsidiaries, The Bank of Franklin ("BOF") and The Bank of Sussex and Surry ("BSS"), were merged under the name of United Community Bank ("UCB"). This combination has already demonstrated enhanced efficiencies in several backroom operations in the check processing and bookkeeping areas. Having already implemented uniform data processing, common policies have been adopted for most operational areas. Developing uniform procedures in the future will further insure consistent customer service throughout the Company and improve employee efficiency.

It has been said that there is no progress without change, but not all change is progress. This past year was ushered in with planned and desired change, unplanned but anticipated change, as well as planned, but unwanted change. The December 1998 merger (above) included many expected and planned for changes associated with improving the efficiency of internal operations.

We reported to you last year that we signed a contract with UVEST to expand our product line to include limited securities brokerage services. We began offering these services in the fourth quarter of 1999 through our entire fifteen office network, as well as the offices of our mortgage affiliate Johnson Mortgage Co., LLC. We are quite encouraged by the initial reception to the offering of these alternative financial products by our core customer base. We also expect to attract new banking customers through this product line and to enhance non-interest income.

Y2K! The century date change was change for which no one had a choice. It would occur whether planned for or not. To describe it as "much ado about nothing" would be grossly inaccurate. While no catastrophic occurrences were documented throughout the world, many hours of testing and planning were the reason. Your Company spent approximately $200,000 in this effort. But this dollar amount does not adequately quantify the negative impact on overall personnel performance, including substantial hours of overtime. Many staff members were actively involved in the Y2K planning effort, while continuing to maintain routine banking responsibilities. Indeed, even the Board of Directors had a significant amount of their attention claimed by the event planning. The end result was a smooth New Year's weekend with only minor glitches associated with date sensitive issues. The Y2K effort will continue throughout the coming year, but with only a core group of employees, greatly reduced in size.

Disaster! Every company includes disaster recovery as part of its business plan. To ignore such a grave possibility could be professional suicide. There is no better test for disaster recovery than a legitimate disaster. HOWEVER, no one would ever volunteer to participate in an actual disaster. Hurricane Floyd ripped up the Atlantic Coast in September 1999, pounding North Carolina and Virginia with record breaking rainfall and flooding that resulted in personal and corporate calamity. As the nation watched, businesses and individuals tried to put their lives back together. The city of Franklin was the most severely affected in the Company's trade area, suffering flood levels of four to eight feet for a period of more than a week. Sound disaster recovery planning benefited the Company with minor operational disruption.

The Company's Franklin office remains closed, having seen the entire first floor of the branch destroyed by floodwaters. Management expects to reopen the branch in the second quarter of 2000. The Company was one of only a few Franklin businesses with flood insurance coverage. In addition, the Courtland Operations Center was victimized by severed data communication lines for approximately two weeks. The Company used its Glenns Operations Center to perform check processing, normally accomplished in the Courtland Center. Staff proved to be up to the challenge, but clearly, was somewhat hampered in overall efficiency. We are grateful for the hard work and sacrifice offered by a dedicated team of employees.

Change! We experienced it and we are better for it. But, as with the price of a college education today, our growth through change included a substantial cost. This presented a special challenge in the face of a stock market mentality that fled from more traditional investments to pursue the glamorous "tech" stocks. The banking sector as a group has suffered severe pressure on stock values, with earnings multiples declining 25-50%. Little can be done to direct the market's attitude toward the banking sector. The Company is, however, aggressively pursuing steps to enhance earnings to position itself among the elite financial institutions.

The directors approved a share repurchase plan on January 27, 1999, authorizing the repurchase of up to 100,000 shares of common stock. In 1999, the Company purchased 6,100 shares at a price of $99,744. Through March 15, 2000, 14,600 additional shares have been repurchased for $189,300. The long-term impact should be positive, both in terms of an accretive effect on earnings per share and investment community confidence in the Company's stock.

We thank you for your continued support and earnestly solicit your business and your suggestions.

Sincerely,

/s/ W. J. Farinholt                                  /s/ J Lombard

W. J. Farinholt                                      Joseph A. Lombard, Jr., DDS
President & CEO                                      Chairman of the Board

--------------------------------------------------------------------------------
1999 Annual Report and Form 10KSB

DESCRIPTION OF BUSINESS
--------------------------------------------------------------------------------

Atlantic Financial Corp ("AFC") is the parent bank holding company for Peninsula Trust Bank, Incorporated ("PTB") and United Community Bank ("UCB") (the "Banks"). PTB and UCB are Virginia chartered banks that offer a full range of banking services, principally to individuals and small to medium size businesses in their respective market areas. The Company owns a 51% membership interest in Johnson Mortgage Company, LLC ("JMC"). JMC is a Virginia limited liability company organized in March 1997. On April 1, 1998, the Company purchased a 50% interest in JMC and subsequently, on April 1, 1999, purchased an additional 1% interest. JMC is engaged in the mortgage brokerage business in which it originates, closes and immediately sells mortgage loans and related servicing rights to permanent investors.

Peninsula Trust Bank, headquartered in Gloucester, Virginia, operates seven full-service banking offices located in Gloucester, Williamsburg, Charles City County, Newport News, Glenns and Mattaponi, Virginia. PTB was organized and chartered under the laws of the Commonwealth of Virginia on March 14, 1989 and commenced operations on July 20, 1989. Peninsula Trust Bank's operations are directly affected by the monetary and banking policies of various regulatory agencies, including the Board of Governors of the Federal Reserve System and the Bureau of Financial Institutions of the Virginia State Corporation Commission. The Bank is insured by the Federal Deposit Insurance Corporation and is subject to regulation, supervision and examination by various regulatory authorities. PTB is a member of the Federal Reserve Bank of Richmond and The Federal Home Loan Bank of Atlanta. PTB offers a broad range of financial services including a variety of loan and deposit services, personal lines of credit, equity lines, credit cards and merchant accounts. PTB had 116 full-time equivalent employees on December 31, 1999.

United Community Bank, headquartered in Franklin, Virginia, is the successor to The Bank of Franklin ("BOF") and The Bank of Sussex and Surry ("BSS"), which were merged effective August 27, 1999. UCB operates eight full-service banking offices located in Franklin, Suffolk, Courtland, Newsoms, Wakefield, Ivor and Surry, Virginia. BOF was organized and chartered under the laws of the Commonwealth of Virginia on July 8, 1970 and commenced operations on February 4, 1971. BSS was organized and chartered under the laws of the Commonwealth of Virginia on April 12, 1902 and commenced operations on July 31, 1902.

The successor UCB is a State nonmember bank. The Bank is insured by the Federal Deposit Insurance Corporation and is subject to regulation, supervision and examination by various regulatory authorities. UCB is a member of The Federal Home Loan Bank of Atlanta. UCB has applied for and expects to become a member of the Federal Reserve System through the Federal Reserve Bank of Richmond, placing it under the same federal regulatory supervision as PTB. UCB provides a wide range of financial services, principally to individuals and to small and medium size business, including individual and commercial demand, savings, and time deposit accounts, ATM services, sales of US Savings bonds, collection items and official checks. UCB also offers a wide array of real estate products including a long-term fixed rate mortgage product that is sold in a secondary market. UCB is authorized to provide trust services, but does not currently do so. UCB had 78 full-time equivalent employees on December 31, 1999.

The Company's primary corporate mission is to maximize its sustainable earnings while being a responsible business that maintains an image of trust and competence in rendering high quality financial services targeting the business and professional markets and, at the same time, serving the retail market, through the efforts of fairly treated employees. None of the Company's employees are represented by any collective bargaining unit and the Company considers relations with its employees to be good.

The banking industry is competitive in the Company's market area. There are approximately 18 banks and 4 savings banks with local deposits as of June 30, 1999 of $2.0 billion, within the primary trade areas of its subsidiary banks.

PROPERTIES
--------------------------------------------------------------------------------

The principal office of Peninsula Trust Bank is located at 7171 George Washington Memorial Highway, Gloucester, Virginia. At December 31, 1999, PTB conducted business from seven locations, all of which are owned. The Company's Data Processing Center is housed in the same building as PTB's Glenns branch office.

The principal office of United Community Bank is located at 100 East Fourth Avenue, Franklin, Virginia. At December 31, 1999, UCB conducted business from eight locations, seven of which are owned and one of which is leased. UCB also owns property located on 535 County Drive, Wakefield, Virginia, on which it owns a stand-alone ATM facility. The Operations Center, including the proof department and item processing for UCB is housed in leased space in Courtland, Virginia.

The principal office of Johnson Mortgage Company is located at 739 Thimble Shoals Boulevard, Newport News, Virginia. At December 31, 1999, JMC conducted business from six locations, all of which are leased. JMC leases office space from PTB in Gloucester and Williamsburg, Virginia and from UCB in Franklin, Virginia.

--------------------------------------------------------------------------------
                                                         Atlantic Financial Corp

MARKET FOR COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS
--------------------------------------------------------------------------------

There is only one class of equity securities outstanding, common stock, with a par value of $5.00 per share. The capital stock is registered pursuant to the Securities and Exchange Act of 1934, Section 12(g) of the Act. As of December 31, 1999, there were 1,736 holders of record of the Company's common stock.

The following table sets forth, for the quarters indicated, the high and low closing prices for AFC Common Stock on the Nasdaq SmallCap Market.

                                High                            Low
--------------------------------------------------------------------------------
1999
Fourth Quarter                $ 18.25                         $ 14.63
Third Quarter                   19.00                           15.50
Second Quarter                  18.00                           14.75
First Quarter                   19.00                           15.25

1998
Fourth Quarter                $ 19.50                         $ 15.75
Third Quarter                   21.50                           18.00
Second Quarter                  24.00                           20.00
First Quarter                   23.00                           16.25

1997
Fourth Quarter                $ 16.00                         $ 12.00
Third Quarter                   12.75                           11.50
Second Quarter                  13.00                           11.50
First Quarter                   13.00                           11.50


--------------------------------------------------------------------------------
1999 Annual Report and Form 10KSB

SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------
At and for the Year Ended December 31,


(Dollars in thousands, except per share data)            1999             1998             1997             1996            1995
-----------------------------------------------------------------------------------------------------------------------------------
EARNINGS STATEMENT DATA:
   Interest income                                 $    28,221      $    26,263      $    23,738      $    21,071     $    17,684
   Interest expense                                     12,264           11,372           10,125            9,108           7,630
-----------------------------------------------------------------------------------------------------------------------------------
   Net interest income                                  15,957           14,891           13,613           11,963          10,054
   Provision for loan losses                               505              477              476              481             471
   Noninterest income                                    2,203            2,082            1,716            1,501           1,220
   Noninterest expense                                  12,376           11,386            9,433            8,117           7,075
-----------------------------------------------------------------------------------------------------------------------------------
   Income before income taxes                            5,279            5,110            5,420            4,866           3,728
   Income taxes                                          1,339            1,448            1,360            1,409             990
-----------------------------------------------------------------------------------------------------------------------------------
   Net income                                      $     3,940      $     3,662      $     4,060      $     3,457     $     2,738
===================================================================================================================================
PER SHARE DATA: (1)
   Net income, basic                               $      0.94      $      0.88      $      1.02      $      0.90     $      0.78
   Net income, diluted                                    0.92             0.86             1.00             0.88            0.77
   Cash dividends                                        $0.38      $      0.37      $      0.25      $      0.13     $      0.06
   Basic weighted average shares
    Outstanding                                      4,188,319        4,162,044        3,979,027        3,855,066       3,515,042
   Diluted weighted average shares
    Outstanding                                      4,268,871        4,270,957        4,055,268        3,917,372       3,555,152
   Book value at period end                        $     10.27      $     10.35      $      9.70            $8.67     $      8.06
BALANCE SHEET DATA:
   Total Assets                                    $   383,309      $   360,303      $   315,257      $   286,312     $   251,591
   Loans, net                                          223,513          207,733          185,690          167,932         135,737
   Investment securities                                99,716           93,923           83,493           83,687          82,658
   Deposits                                            335,046          312,310          271,928          250,311         218,329
   Stockholders' equity                            $    43,038      $    43,129      $    40,309      $    33,411     $    31,088
PERFORMANCE RATIOS:
   Net interest margin(2)                                 4.85%            5.04%            5.17%            5.15%           5.04%
   Return on average assets                               1.07%            1.10%            1.37%            1.32%           1.24%
   Return on average equity                               9.05%            8.89%           11.32%           10.85%          10.20%
   Dividend payout                                       40.41%           38.64%           24.51%           14.44%           7.69%
   Efficiency ratio(3)                                   65.37%           64.64%           59.46%           57.71%          60.55%
ASSET QUALITY RATIOS:
   Allowance for loan losses to period
    End loans                                             1.18%            1.15%            1.29%            1.36%           1.53%
   Allowance for loan losses to
    Nonperforming assets                                  2.25x            2.71x            2.83x            4.57x           3.52x
   Nonperforming assets to period end
    Loans and foreclosed properties                       0.52%            0.42%            0.45%            0.31%           0.44%
   Net charge-offs to average loans                       0.12%            0.24%            0.20%            0.18%           0.37%
CAPITAL AND LIQUIDITY RATIOS:
   Leverage                                              11.41%           11.64%           12.49%           11.77%          12.28%
   Risk Based Capital Ratios:
    Tier 1 capital                                       16.99%           16.67%           18.56%           16.64%          19.14%
    Total capital                                        18.04%           17.82%           19.73%           17.81%          20.41%
   Average loans to average deposits                     68.69%           69.77%           70.35%           67.98%          66.97%

(1) Amounts have been restated to reflect a two-for-one stock split of MACB in March 1998.
(2) Net interest margin is calculated as fully taxable equivalent net interest income divided by average earning assets and represents the Company's net yield on its earning assets.
(3) Efficiency ratio is computed by dividing non-interest expense less foreclosed property expense by the sum of fully taxable equivalent net interest income and non-interest income, net of securities gains or losses.

--------------------------------------------------------------------------------
                                                         Atlantic Financial Corp

Forward looking Statements

Certain information contained in this discussion may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are generally identified by phrases such as "the Company expects," "the Company believes" or words of similar import. Such forward-looking statements involve known and unknown risks including, but not limited to, changes in general economic and business conditions, interest rate fluctuations, competition within and from outside the banking industry, new products and services in the banking industry, risk inherent in making loans such as repayment risks and fluctuating collateral values, problems with technology utilized by the Company, changing trends in customer profiles and changes in laws and regulations applicable to the Company. Although the Company believes that its expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

The following presents management's discussion and analysis of the consolidated financial condition and results of operations of Atlantic Financial Corp as of the dates and for the periods indicated. This discussion should be read in conjunction with the Selected Financial Data, the Company's Consolidated Financial Statements and the Notes thereto, and other financial data appearing elsewhere in this report.

The consolidated financial statements include the accounts of the Company and its wholly-owned banking subsidiaries, Peninsula Trust Bank and United Community Bank, the successor of the merger of The Bank of Franklin and The Bank of Sussex and Surry. Contributions from the Company's 51% membership interest in Johnson Mortgage Co. LLC are also reflected in the financial results. The Company's existence originated during the third quarter of 1996 as Mid-Atlantic Community BankGroup, Inc. ("MACB"); however, PTB was the Company's only subsidiary, representing more than 99% of the Company's activities for 1996 and 1997. Effective December 1, 1998, the merger of MACB and United Community Bankshares was consummated and therefore, comparative discussions of consolidated financials reflect the merger.

Overview

Net income of $3.9 million in 1999, was a 7.6% increase from 1998 net income of $3.7 million. On a pre-tax basis, net income for the current period was $5.3 million compared to $5.1 million. Earnings per share (EPS) on a fully diluted basis were $.92 in 1999 compared to $.86 in 1998. Profitability as measured by return on average stockholders' equity was 9.05% in 1999 compared to 8.89% in 1998. Certain unusual and non-recurring expenses associated with Y2K preparedness and the flood of September 1999, yielded less than desired earnings. Additionally, some expenses related to the December 1998 merger were not reflected until 1999. These combined expenses approximated $400,000, or 10% of net income. The taxable effect equaled $.06 per share or 6.5% of total diluted EPS.

A meaningful measure of resource efficiency is the Company's return on average assets (ROA). This measure was 1.07% for 1999 compared to 1.10% for 1998. Both of these figures compare favorably to an industry wide benchmark of 1.00%.

Results of Operations

The Company's commercial banking subsidiaries continue to represent the majority of overall operations. They operate by attracting deposits from the general public and employing such deposit funds in the purchase of investment securities and the making of commercial, consumer, and residential construction and permanent mortgage real estate loans. Revenues are derived principally from interest on loans and investments. The Company's major expense is interest paid on deposits. Results of operations depend primarily on the level of net interest income, which is the interest and fees earned on loans plus investment interest minus interest paid on deposits and short-term borrowings. Thus, net interest income is reflective of yields received in interest-earning assets and the rates paid on interest-bearing liabilities. Other sources of revenue include non-interest income from such things as service charges on deposit accounts and safe deposit box rentals. In the non-banking arena, JMC weathered the negative effect of rising interest rates on mortgage production represented by refinancing activities. JMC was able to maintain stable levels of production from purchase money mortgages, even when the refinance market collapsed due to unattractive rates. This actually represented an increase in purchase money production and allowed JMC to preserve profitability (discussed below), more than adequately covering fixed overhead costs.

--------------------------------------------------------------------------------
1999 Annual Report and Form 10KSB

Net Interest Income

Total interest and fee income from loans and investments for 1999 was $28.2 million compared to $26.3 million in 1998, a 7.5% increase. This was accomplished through an increase in total average earning assets from $308.4 million for 1998 to $343.7 million for 1999. As a percentage of average total assets, the earning assets component was relatively constant, declining slightly from 92.99% in 1998 to 92.96% in 1999. Total interest expense increased $0.9 million (7.8%) in 1999 to a total of $12.3 million.

Net interest income (tax equivalent interest income less interest expense) increased $1.1 million (7.2%) in 1999. The net interest margin ratio (tax equivalent net interest income expressed as a percentage of average earning assets) declined to 4.85% in 1999 from 5.04% in 1998. Multiple factors contributed to this decline. While cost of funds declined 14 basis points, yield on earning assets declined 32 basis points. On the deposit side, the Company had many renewing certificates of deposit (CDs) during the year which should have repriced downward by as many as 140 basis points. However, in order to retain the CDs (and related accounts in the relationship), the Company was forced, in many cases, to reduce the cost of funds by as little as 50 basis points. The decline in asset yields was two-fold. First, higher coupon bonds with "call" features were called with re-investment opportunities at lower yields. Second, three year and five year adjustable rate mortgage (ARMs) loans that re-priced in 1999 did so at predominantly lower yields. The Company typically experiences asset re-pricing in a one-to-one relationship with bank related market rates. However, deposit rates' relationship to general banking market rates is more cloudy and not as typically one-to-one.

The banking industry, as a whole, continues to experience shrinking interest margins. Competition for sources of funds from an ever-expanding cadre of non-bank players remains intense. The stock market experienced record breaking surges in both value and activity. The pursuit of these attractive yields has resulted in a shift of depositor mentality, causing them to squeeze levels of liquid funds (checking and savings account balances) to lower levels. CD customers have also aggressively sought financial product alternatives, forcing banks to bid more aggressively for these funds. As reported in previous communications, the Company included as part of its Y2K liquidity planning a promotional CD program that included premium interest rates. Competition for consumer loans, particularly vehicle and mortgage related (equity line) products continues to be impacted by non-bank players also, resulting in downward pressure on pricing tactics.

Non-interest Income

Total non-interest income in 1999 was $2.2 million a 5.8% increase over $2.1 million the previous year. The primary source of non-interest income in prior years has been service charges and fees related to deposit accounts. Service fees are continually under review for the possibility of upward adjustment. The Company adjusted fees associated with the use of its automated teller machines
(ATMs) and should experience increased revenues from foreign card use at its ATMs. The Company will continue its efforts to control what customers perceive as nuisance charges to maximize its competitive position, although the ability to maintain consistent profit levels will require greater contributions from non-interest income to offset future pressure on net interest income. The consummation of the Company's purchase of 51% interest in JMC continued to pay dividends, contributing $106,000 to net income in 1999. The Company also conducts certain investment brokerage services through its contractual relationship with UVEST. Activities from this relationship commenced in the fourth quarter of 1999 and did not contribute any income in 1999. A developing book of business is expected to deliver earnings contributions in 2000.

Non-interest Expense

Total non-interest expense totaled $12.4 million in 1999, up from 1998's $11.4 million (or an 8.7% increase). Two encouraging points of note are: first, the rate of increase compares favorably to a 20.7% increase between 1997 and 1998; second, the 1999 amount includes several items of a non-recurring nature. Between 1997 and 1998, the Company experienced a substantial increase in the purchase of capitalized fixed assets. The purchases were associated with computer software conversions, the opening of two new bank branches, relocating another branch, and the purchase of real estate for future expansion. The software purchases were part of overall Y2K preparedness as well as an effort to improve customer service and employee efficiency in the areas of ATM processing, check processing, statement rendering, and research. The total fixed asset increase was $2.9 million, with varying depreciable lives and significant installation costs, plus increases in depreciation and maintenance expenses. Between 1998 and 1999, the $1.0 million increase reflected approximately $400,000 in unusual and non-recurring expenses. Primary components of this amount were merger-related expenses approximating $100,000, Y2K expenses approximating $200,000, and flood related expenses from Hurricane Floyd in excess of $50,000. Not only was the 1999 increase more appropriate relative to a growing operation, but the unusual nature of 40% of the increase, points favorably to future earnings through stabilizing non-interest expense.

--------------------------------------------------------------------------------
                                                         Atlantic Financial Corp

Financial Condition

The Company experienced a year of moderate growth as total assets increased to $383.3 million, representing a $23.0 million increase, or 6.4% over year-end 1998. The primary source of this growth was an increase in total deposits of $22.7 million (7.3%). Employment of these new resources was accomplished through increases in the loan portfolio and investment securities account of $15.8 million (7.6%) and $5.8 million (6.2%), respectively. Loan demand was stable throughout 1999, although not as strong as in previous years.

Provision / Allowance for Loan Losses & Asset Quality

During 1999 the Company provided $505,000 to the allowance for loan and lease losses (ALLL). This represents an increase of $28,000 over 1998. At year-end 1999 the reserve equaled $2.7 million, a sound 1.18% of outstanding loans. Non-performing assets at year-end totaled $1,182,000. All other delinquencies on which interest is still accruing are considered at manageable levels with more than adequate coverage through the ALLL. Net charge-offs for 1999 were $266,000 compared to $483,000 in 1998. Credit decisions continue to be based on the borrower's cash flow, the value of underlying collateral, and the integrity of the borrower. The economy, both nationally and locally, has enjoyed an extended recovery/growth cycle. Yet personal and small business bankruptcies have reflected a disturbing growth trend. Although the Company has not been materially "victimized" by this bankruptcy trend, management continues to focus its attention toward strengthening underwriting standards and the importance of a meaningful loss reserve.

The Company uses a formalized loan review program and credit risk rating system designed to provide an early recognition and warning vehicle for more accurate and timely evaluation of the adequacy of the ALLL. This documented system of internal loan classifications identifies ongoing credit risk embedded within the loan portfolio. Credit reviews are based primarily on an analysis of borrowers' cash flows, with pledged collateral values and values of non-pledged borrower assets considered only as a secondary source of repayment. Management's overall credit review process assessed Y2K compliance/preparedness by borrowers. No material Y2K related consequences have been identified with any borrowers. Utilizing the results of this system to test the adequacy of the ALLL also indicates that the ALLL is sufficient to safeguard the Company in light of known or identified potential loan loss risks.

Capital Resources and Liquidity

Capital, in the form of cash stockholders' equity (Total Stockholders' Equity, before adjustments for unrealized gains or losses on AFS securities as described below), was $44.4 million at December 31, 1999 compared to $41.9 million at year-end 1998, a 6.0% increase. Growth was again supported through internal generation in the form of retained earnings. The increase in capital resulted in a capital to total assets ratio at year-end 1999 of 11.2%, compared to 12.0% at December 31, 1998. Cash dividends of $.38 per share were paid in 1999 compared to $.37 in 1998. The 1998 amount includes a special merger related dividend.

The current level of capital is considered an ample reserve to support continued asset growth for the immediate future and to provide a buffer against unforeseeable downturns in business and economic cycles and is substantially above regulatory prescribed minimum recommended levels. Management's target for the capital/assets ratio is 8.5%; therefore, significant leveraging of current capital funds is a primary goal.

Liquidity is provided through several sources. The most readily convertible to cash is "Federal funds sold," or the overnight sale of excess reserves to other banks. The Company has adopted policy and procedure guidelines to comply with Regulation F of the Board of Governors of the Federal Reserve System regarding interbank liabilities risk, limiting the Company's exposure to credit risk in its relationships with correspondent banks. Sales of Fed funds averaged $22.6 million during 1999, up 21.2% from the $18.7 million average of 1998. The increase was a deliberate part of the Company's Y2K liquidity plan. Also, Management will target an average Fed funds sales level of $15 million for 2000. Additional liquidity exists within the investment account where $4.0 million matures within ninety days and another $6.3 million matures between ninety days and one year. The Company also maintains deposit relationships with several correspondent banks that include commitments through various lines of credit for short-term borrowing needs. The Company, through its subsidiary banks, is a member of the Federal Home Loan Bank of Atlanta. This membership affords the Company various credit vehicles. The Company's ability to satisfy credit demands, routine deposit withdrawals, and other corporate needs is considered adequate. Management is not aware of any known trends, demands, events, commitments, or uncertainties that either will result or reasonably might result in a material decrease in liquidity.

--------------------------------------------------------------------------------
1999 Annual Report and Form 10KSB

Future Plans

The Company owns two parcels of property in the southern end of Gloucester County at Gloucester Point. This property was purchased for future branch expansion. However, resources required for the merger described above, Y2K preparedness and the assimilation of the two new branches opened in 1998, have resulted in a temporary delay in the plans for the Gloucester Point office.

The Company is continuing its research and development efforts associated with developing an internet presence. E-banking, as with other forms of E-commerce, continues to be at the forefront of customer inquiries as yesterday's conveniences become today's necessities. The Company plans a full product offering for E-banking including internal transactions and third party bill paying.

Interactive voice response ("IVR"), a form of telephone banking, has been available to PTB customers for several years. This new customer service will be made available to UCB customers during the first half of 2000.


Year 2000 Issue

The Company performed considerable testing and planning for the century date change prior to December 31, 1999. Actual expenses associated with effort approximated $200,000 in 1999. The diminished production and efficiency through the diverted attention of staff members who would otherwise be conducting normal banking operations is difficult to quantify. However, it clearly had a negative impact. The effort proved successful, with the coming and passing of year-end and the New Year, creating no material interruptions in normal activities.

The Company continues to maintain an active internal Y2K committee comprised of Senior Management, other officers, and staff under the direction of the Company's Executive Vice President and Chief Financial Officer. The committee meets monthly and subsequently reports on its activities to the Board of Directors. Certain other key dates in the year 2000 are identified as posing potential Y2K date sensitive risks. As of the printing of this report, the Company has processed two month-end dates, including the February 29, 2000 leap year date, with no material disruptions. Minor glitches have been identified and communicated with appropriate personnel as well as vendors, if applicable. No material negative customer impact has been identified. Additional costs or expenses associated with the Y2K issue are expected to be minimal.


Forward Looking Statements

The foregoing year 2000 discussion contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, including, without limitation, anticipated costs, the dates by which the Company expects to complete remediation, and the impact of the redeployment of existing staff, are based on management's best current estimates, which were derived utilizing numerous assumptions about future events, including the continued availability of certain resources, representations received from third-party vendors and other factors.

However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability of personnel trained in this area, the ability of third party vendors to correct their software and hardware, the ability of significant customers to remedy their Y2K issues, If any, and similar uncertainties.

The foregoing Year 2000 discussion constitutes a Year 2000 Readiness Disclosure within the meaning of the Year 2000 Readiness and Disclosure Act of 1998.

--------------------------------------------------------------------------------
                                                         Atlantic Financial Corp

Average Balances, Interest Income
and Expenses, Average Yields and Rates
--------------------------------------------------------------------------------
Year Ended December 31,

                                                 1999                              1998                           1997
-----------------------------------------------------------------------------------------------------------------------------------
                                                Interest                          Interest                       Interest
                                       Average  Income/     Yield/    Average     Income/  Yield/     Average    Income/  Yield/
(Dollars in Thousands)                 Balance  Expense     Rate      Balance     Expense  Rate       Balance    Expense  Rate
-----------------------------------------------------------------------------------------------------------------------------------
Assets:
Interest earning assets:
  Securities:
    Taxable                         $   70,525  $ 4,577     6.49%   $  62,687   $  4,158   6.63%    $  56,828  $  3,950   6.95%
    Tax exempt (1)                      28,042    2,045     7.29%      26,822      1,911   7.12%       26,389     1,791   6.79%
-----------------------------------------------------------------------------------------------------------------------------------
      Total securities                  98,567    6,622     6.72%      89,509      6,069   6.78%       83,212     5,741   6.90%
  Federal funds sold                    22,609    1,071     4.74%      18,660        997   5.34%       11,831       666   5.58%
  Deposits at other banks                1,514       76     5.02%          --         --     --            --        --     --
  Loans, net (2)                       221,007   21,148     9.57%     200,238     19,847   9.91%      180,011    17,940   9.97%
-----------------------------------------------------------------------------------------------------------------------------------
    Total earning assets               343,697   28,917     8.41%     308,407     26,913   8.73%      275,155    24,347   8.85%
  Less: allowance for
    loan losses                         (2,603)                        (2,520)                         (2,450)
Total non-earning assets                28,628                         25,782                          22,897
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                        $  369,722                      $ 331,669                       $ 295,601
===================================================================================================================================
Liabilities & Stockholders' equity:
Interest bearing liabilities:
  Checking                          $   34,918  $   898     2.57%   $  45,301   $  1,363   3.01%    $  39,171  $  1,245   3.18%
  Savings and money
    market deposits                     64,139    2,056     3.21%      48,163      1,521   3.16%       46,879     1,479   3.15%
  Other time                           174,059    9,200     5.29%     153,045      8,435   5.51%      134,881     7,331   5.44%
-----------------------------------------------------------------------------------------------------------------------------------
  Total interest bearing
    deposits                           273,116   12,154     4.45%     246,509     11,319   4.59%      220,931    10,055   4.55%
  Short-term borrowings                  2,250      110     4.89%       1,098         53   4.83%        1,382        70   5.07%
-----------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities     275,366   12,264     4.45%     247,607     11,372   4.59%      222,313    10,125   4.55%
Noninterest-bearing liabilities:
  Demand deposits                       48,629                         40,498                          34,940
  Other non-interest bearing
    liabilities                          2,180                          2,367                           2,487
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                      326,175                        290,472                         259,740
Stockholders' equity                    43,547                         41,197                          35,861
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and
  stockholders' equity              $  369,722                      $ 331,669                       $ 295,601
===================================================================================================================================
Net Interest Income                             $16,653                         $ 15,541                       $ 14,222
Interest rate spread (3)                                    3.96%                          4.14%                          4.30%
Net Interest margin (4)                                     4.85%                          5.04%                          5.17%

(1) Income and yields are reported on a tax equivalent basis assuming a federal tax rate of 34%.

(2) For the purposes of these calculations, nonaccruing loans are not included in the daily average loan amounts outstanding.

(3) Interest spread is the average yield earned on earning assets, calculated on a fully taxable equivalent basis, less the average rate incurred on interest-bearing liabilities.

(4) Net interest margin is the net interest income, calculated on a fully taxable basis assuming a federal tax rate of 34%, expressed as a percentage of average earning assets.

--------------------------------------------------------------------------------
1999 Annual Report and Form 10KSB

Volume and Rate Analysis
--------------------------------------------------------------------------------

                                                        Year Ended December 31,
--------------------------------------------------------------------------------------------------
                                          1999 Compared to 1998          1998 Compared to 1997

                                                          Increase                       Increase
(Dollars in Thousands)                 Volume     Rate   (Decrease)   Volume     Rate   (Decrease)
--------------------------------------------------------------------------------------------------
Interest Earned On:
Securities:
  Taxable                             $   504   $  (85)   $   419    $   376   $ (168)   $   208
  Tax-exempt                               88       46        134         30       90        120
Loans (net)                             1,944     (643)     1,301      1,997      (90)     1,907
Interest bearing deposits in
  other banks                              76       --         76         --       --         --
Federal funds sold                        158      (84)        74        358      (27)       331
--------------------------------------------------------------------------------------------------
  Total interest income                 2,770     (766)     2,004      2,761     (195)     2,566
--------------------------------------------------------------------------------------------------
Interest Paid On:
Deposits:
  Checking                               (284)    (181)      (465)       179      (61)       118
  Savings and money
    market accounts                       511       24        535         38        4         42
  Time deposits                         1,079     (314)       765      1,008       96      1,104
Short-term borrowings                      56        1         57        (14)      (3)       (17)
--------------------------------------------------------------------------------------------------
  Total interest expense                1,362     (470)       892      1,211       36      1,247
--------------------------------------------------------------------------------------------------
Net interest income                   $ 1,408   $ (296)   $ 1,112    $ 1,550   $ (231)   $ 1,319
==================================================================================================


Market Risk and Interest Sensitivity Analysis

The Company's primary component of market risk is interest rate volatility. The Company's net interest income, the primary component of its net income, is subject to substantial risk due to changes in interest rates or changes in market yield curves, particularly if there is a substantial variation in the timing between the repricing of the Company's assets and the liabilities which fund them. The Company seeks to manage this risk by monitoring and controlling the variation in repricing intervals between its assets and liabilities. To a lesser extent, the Company also monitors its interest rate sensitivity by analyzing the estimated changes in market value of its assets and liabilities assuming various interest rate scenarios. There are a variety of factors which influence the repricing characteristics and market values of any given asset or liability. The matching of the repricing characteristics of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice, either by its contractual terms or based upon certain assumptions made by management, within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets anticipated to mature or reprice within a specific time period and the amount of interest-bearing liabilities anticipated to mature or reprice within that same time period. A gap is considered positive when the amount of interest rate sensitive assets maturing or repricing within a specific time frame exceeds the amount of interest rate sensitive liabilities maturing or repricing within that same time frame. Conversely, a gap is considered negative when the reverse relationship exists between interest rate sensitive assets and liabilities. In a rising interest rate environment, an institution with a negative gap would generally be expected, absent the effects of other factors, to experience a greater increase in the costs of its liabilities relative to the yield of its assets and, thus, a decrease in the institution's net interest income. An institution with a positive gap would generally be expected to experience the opposite results. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income. Management monitors interest rate sensitivity so that adjustments in the asset and liability mix, when deemed appropriate, can be made in a timely manner.

The Company uses earnings simulations, duration, and gap analysis to analyze and project future interest rate risk. The investment portfolio, specifically, is analyzed as to interest rate risk as well as call and extension risk. These three elements combined will have a direct bearing on long term portfolio profitability, both in terms of price change and, importantly, future yield. The amount of interest rate risk and call and extension risk contained in the portfolio will either stabilize or destabilize future Company earnings if overall interest rates change. The best mathematical measurements of interest rate risk and call and extension risk are effective modified duration (EMD) and convexity, especially in today's environment with so many bonds containing direct or indirect call options.

--------------------------------------------------------------------------------
                                                         Atlantic Financial Corp

Since many types of bonds are callable or can vary in average life as rates change, the Company considers what effect this could have on market value, and thus, potential earnings. Duration and Modified Duration are used without negative convexity and, therefore, are not as accurate predictors of price change when dealing with bonds that can have variable principal payouts ("callables", "mortgages"). Negative convexity is used in conjunction with EMD and is useful when there is a chance of more than one average life or workout date (maturity/call date). It reflects the fact that with these type bonds, market prices will almost always decrease in value more than they increase given the same rate shift up and down. EMD and convexity, when used together, provide a close approximation of market price changes per 1% moves in interest rates. Negative convexity usually works against the bondholder in both higher and lower rate scenarios.

The following table sets forth the amount of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1999 that are anticipated by the Company, using certain assumptions based on its historical experience and other data available to management, to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period was determined in accordance with the earlier of the term to repricing or the contractual terms of the asset or liability. Prepayment assumptions have not been applied in the table in estimating the repricing of the Company's mortgage-backed securities, but are studied monthly in making investment decisions and managing interest rate risk. The estimated rates of prepayment assumed are based upon the current coupon rates and their relationship to the current interest rate environment. Other assumptions included in the investment portfolio are projected redemption dates of current investments that have callable features allowing the issuer of the investment to call or redeem the issue prior to its contractual maturity.

Interest Sensitivity Analysis

                                                      Maturing or Repricing In:
--------------------------------------------------------------------------------------------------
                                   Within        90-365         1-5         Over
(Dollars in Thousands)             90 Days        Days         Years       5 Years       Total
--------------------------------------------------------------------------------------------------
Interest Earning Assets:
  Federal funds sold             $ 22,577     $      --     $      --     $      --    $  22,577
  Investment securities (1)         8,595         4,568        29,623        56,645       99,431
  Loans (2)(3)                     68,156        17,075        88,750        52,126      226,107
--------------------------------------------------------------------------------------------------
  Total interest-earning
    Assets                       $ 99,328     $  21,643     $ 118,373     $ 108,771    $ 348,116
==================================================================================================
Interest Bearing Liabilities:
  Deposits:
    Interest bearing demand        17,011            --        19,970            --       36,981
      MMDAs and other savings      34,063            --        32,728            --       66,791
    Time deposits $100,000
      and over                      9,255        21,449         8,213            --       38,917
    Other time deposits            24,280        75,260        40,792            --      140,332
  Other borrowed money              1,518            13         1,445            --        2,976
--------------------------------------------------------------------------------------------------
Total interest-bearing
  Liabilities                    $ 86,127     $  96,722     $ 103,148     $      --    $ 285,997
==================================================================================================
Period gap                       $ 13,201     $ (75,079)    $  15,226     $ 108,771    $  62,119
Cumulative gap                   $ 13,201     $ (61,878)    $ (46,652)    $  62,119
Cumulative gap as a percent
  of total earning assets            3.79%       (17.78%)      (13.40%)       17.84%

(1) The amounts shown for securities do not include nonaccrual debt securities, which were approximately $285,000 at December 31, 1999.
(2) The amounts shown for loans have not been reduced by the allowance for loan losses or unearned income, which totaled approximately $2,663,000 and $564,000, respectively, at December 31, 1999.
(3) The amounts shown for loans do not include nonaccrual loans, which were approximately $632,000 at December 31, 1999.

Management's target ratio for the 0-365 day cumulative gap is +/- 10% in 2000. The Company manages the interest rate risks by monitoring the balances, rates, call features and maturities of rate sensitive assets and liabilities.

--------------------------------------------------------------------------------
1999 Annual Report and Form 10KSB

Securities

The Company's securities portfolio serves several purposes. Portions of the portfolio are held as investments, while the remaining portions are used to assist the Company in liquidity and asset liability management.

In June, 1993, the Financial Accounting Standards Board adopted FASB 115, which changes the manner in which financial institutions classify and account for their investment securities for fiscal years beginning after December 15, 1993. In response to this rule change, as of January 1, 1994, the Company revised its investment securities policy and divided its investment securities portfolio into two components, (i) securities held to maturity and (ii) securities available for sale. The new investment securities policy resulted in a classification at December 31, 1994 of $8.7 million of investment securities to securities available for sale. The remaining $4.3 million of investment securities were classified as held to maturity. This classification had no material effect on the Company's financial condition or results of operations in the year ended December 31, 1994. Management elected in December 1995 to classify the entire portfolio as available for sale. In July 1997, Management performed an extensive earnings and liquidity review of the investment portfolio. This analysis resulted in a reclassification of previously available for sale bonds totaling $5.9 million as held to maturity, none of which reflected any unrealized loss at the time of transfer.

Securities are classified as securities held to maturity when management has the intent and the Company has the ability at the time of purchase to hold the securities to maturity. Securities held to maturity are carried at cost adjusted for amortization of premiums and accretion of discounts. Securities to be held for indefinite periods of time are classified as securities available for sale. Unrealized gains and losses on securities available for sale are recognized as direct increases or decreases in stockholders' equity. Securities available for sale include securities that may be sold in response to changes in market interest rates, changes in the security's prepayment risk, increases in loan demand, general liquidity needs and other similar factors. The Company's recent purchases of investment securities have generally been limited to securities of high credit quality with short to medium term maturities.


The following tables summarize the book value of the Company's investment securities at the dates indicated.

Securities Portfolio

                                                                     December 31,
-------------------------------------------------------------------------------------------------------------
                                                 1999                    1998                    1997
                                       Amortized     Fair      Amortized     Fair      Amortized     Fair
                                         Cost        Value       Cost        Value       Cost        Value
(Dollars in thousands)
-------------------------------------------------------------------------------------------------------------
Available For Sale:
U.S. Treasury Securities              $     857   $     855   $     877   $     886   $     632   $     629
U.S. Government and federal
  agencies                               27,392      26,274      25,917      26,156      27,504      27,553
State and local governments              30,278      29,672      28,596      29,237      22,612      22,985
Mortgage-backed securities               22,289      21,400      15,148      15,207       9,779       9,773
Corporate debt obligations                4,149       4,030       3,091       3,135       3,780       3,807
Collateralized mortgage obligations       1,780       1,750          21          21          57          57
Restricted stocks                         1,205       1,205         591         591       1,034       1,034
Other securities                          3,839       4,543       3,893       4,764          10         756
-------------------------------------------------------------------------------------------------------------
  Total available-for-sale               91,789      89,729      78,134      79,997      65,408      66,594
-------------------------------------------------------------------------------------------------------------
Held To Maturity:
U.S. Government and federal
  agencies                                2,593       2,491       4,718       4,755       7,764       7,761
States and political subdivisions         5,549       5,508       6,493       6,680       6,562       6,704
Mortgage-backed securities                1,845       1,787       2,715       2,738       2,573       2,589
-------------------------------------------------------------------------------------------------------------
  Total held-to-maturity                  9,987       9,786      13,926      14,173      16,899      17,054
-------------------------------------------------------------------------------------------------------------
Total securities                      $ 101,776   $  99,515   $  92,060   $  94,170   $  82,307   $  83,648
=============================================================================================================

The book value and weighted average yield of the Company's investment securities at December 31, 1999, by contractual maturity, are reflected in the following tables. Actual maturities will differ from contractual maturities because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

--------------------------------------------------------------------------------
                                                         Atlantic Financial Corp

Investment Portfolio - Maturity and Yields

                                                                             Over 10
                                                                             Years &
                                         1 Year     1 to 5      5 to 10       Equity
                                         or Less     Years       Years      Securities   Total
(Dollars in thousands)
-------------------------------------------------------------------------------------------------
Maturity Distribution:
U.S. Agency securities:
  Amortized cost                         8,718       7,391       6,465       7,411      29,985
  Fair value                             8,555       7,259       6,177       6,774      28,765
  Weighted average yield                  5.84%       6.27%       6.71%       6.66%       6.34%
U.S. Treasury securities:
  Amortized cost                            --         100         757          --         857
  Fair value                                --          99         756          --         855
  Weighted average yield                  0.00%       5.01%       5.47%       0.00%       5.42%
State and Political Subdivisions (1):
  Amortized cost                           645      18,430      11,518       5,233      35,826
  Fair value                               646      18,383      11,225       4,926      35,180
  Weighted average yield                  4.00%       7.02%       7.04%       7.53%       7.05%
Other Securities:
  Amortized cost                           960       4,660       1,879      27,608      35,107
  Fair value                               956       4,528       1,845      27,386      34,715
  Weighted average yield                  5.90%       6.04%       7.20%       6.55%       6.50%
Total Securities:
  Amortized cost                        10,322      30,581      20,619      40,252     101,775
  Fair value                            10,157      30,269      20,003      39,086      99,515
  Weighted average yield                  5.73%       6.68%       6.89%       8.21%       6.64%


(1) The amounts shown include nonaccrual debt securities, which were approximately $285,000 at December 31, 1999.


Effects of Inflation

Interest rates are affected by inflation, but the timing and magnitude of the changes may not coincide with changes in the consumer price index. Management actively monitors interest rate sensitivity, as illustrated by the Gap Analysis, in order to minimize the effects of inflationary trends on interest rates. Other areas of non-interest expenses may be more directly affected by inflation.

The following table summarizes the Company's loan portfolio for the periods indicated.

Loan Portfolio

                                                            December 31,
--------------------------------------------------------------------------------------------
(Dollars in Thousands)                 1999        1998        1997        1996        1995
--------------------------------------------------------------------------------------------
Real estate mortgage:
Commercial                         $  58,064   $  48,788   $  40,233   $  33,786   $  22,482
Residential (1-4 family)              57,089      52,662      49,746      45,924      41,201
Home equity lines                     16,663      15,939      13,165      11,435       9,488
Construction and land development     15,995      13,935       8,596       9,219       9,077
Agricultural                           5,067       3,044       2,485       2,894       2,791
Commercial                            31,824      30,105      28,734      24,565      17,180
Agricultural                           5,066       6,068       7,045       6,437       5,594
Installment                           36,497      39,564      38,097      36,006      29,813
All other                                475         672         617         522         717
--------------------------------------------------------------------------------------------
Total loans                          226,740     210,777     188,718     170,788     138,343
Less: unearned income                   (564)       (590)       (598)       (535)       (489)
Less: allowance for loan losses       (2,663)     (2,424)     (2,430)     (2,321)     (2,386)
--------------------------------------------------------------------------------------------
Total net loans                    $ 223,513   $ 207,733   $ 185,690   $ 167,932   $ 135,468
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1999 Annual Report and Form 10KSB

Loan Portfolio by Percentage

                                                             December 31,
---------------------------------------------------------------------------------------------
                                              1999     1998     1997     1996     1995
---------------------------------------------------------------------------------------------
Real estate mortgage:
  Commercial                                 25.61%    23.15%    21.32%    19.78%    16.25%
  Residential (1-4 family)                   25.18%    24.99%    26.35%    28.89%    29.78%
  Home equity lines                           7.35%     7.56%     6.98%     6.70%     6.86%
  Construction and land development           7.05%     6.61%     4.55%     5.40%     6.56%
  Agricultural                                2.23%     1.44%     1.32%     1.69%     2.02%
Commercial                                   14.04%    14.28%    15.23%    14.38%    12.42%
Agricultural                                  2.23%     2.88%     3.73%     3.77%     4.04%
Installment loans                            16.10%    18.77%    20.19%    21.08%    21.55%
All other                                     0.21%     0.32%     0.33%     0.31%     0.52%
---------------------------------------------------------------------------------------------
                                            100.00%   100.00%   100.00%   100.00%   100.00%


Remaining Maturities of Selected Loans

                                                                December 31, 1999
--------------------------------------------------------------------------------------------
                                                Commercial, financial         Real estate-
(Dollars in Thousands)                            and Agricultural            Construction
--------------------------------------------------------------------------------------------
Within 1 year                                         $  16,952                $  12,744
Variable Rate:
Over one year through five years                      $   2,522                $   2,470
Over five years                                       $   2,166                $     323
Fixed Rate:
Over one year through five years                      $  13,261                $     103
Over five years                                       $   1,989                $     355

The following table summarizes non-performing assets for the periods indicated.


Non-Performing Assets

                                                            December 31,
--------------------------------------------------------------------------------------------
(Dollars in Thousands)                   1999        1998      1997       1996       1995
--------------------------------------------------------------------------------------------
Non-accrual loans                       $  632     $  681     $  482     $  372     $  413
Real estate owned                          550        212        377        165        188
Restructured loans                          --         --         --         --         --
--------------------------------------------------------------------------------------------
Total non-performing assets             $1,182     $  893     $  859     $  537     $  601
============================================================================================
Loans past due 90 or more days and
  accruing interest                     $  622     $  559     $  196     $  587     $  257
--------------------------------------------------------------------------------------------
Non-performing loans to total loans,
  at period end                           0.28%      0.32%      0.26%      0.22%      0.30%
Non-performing assets to period
  end assets                              0.31%      0.25%      0.27%      0.19%      0.24%
Non-performing assets to total
  loans and other real estate owned       0.52%      0.42%      0.45%      0.31%      0.44%

As to the nonaccrual loans at December 31, 1999 referred to above, approximately $65,450 of interest income would have been recorded during such period if the loan had been current and the interest thereon had been accrued.

The Company has two defaulted investment securities for which no interest is being accrued. The bonds were originally issued by an Industrial Development Authority (IDA) with a "Support Agreement" included from the municipality for whom the IDA was formed. The municipality has indicated that it will honor its commitment upon completion of the IDA selling all of the assets of the project for which the bonds were originally issued. It is anticipated that this will return all principal plus interest at the bond's stated coupon rate through the date of payment by the municipality, with no loss. No reserve has been established by the Company; however, the outstanding balance of $285,000 has been carried in a non-accruing status since the fourth quarter 1999.


--------------------------------------------------------------------------------
                                                         Atlantic Financial Corp

The provision for loan losses totaled $505,000, $477,000 and $476,000 for the years ended December 31, 1999, 1998 and 1997, respectively. In the opinion of management, the provision charged to operations has been sufficient to absorb the current year's potential net loan losses while continuing to increase the allowance for loan losses as the Company's loan portfolio increases.

The following table summarizes changes in the allowance for loan losses.

Allowance for Loan Losses

                                                           Year Ended December  31,
----------------------------------------------------------------------------------------------------
(Dollars in Thousands)                       1999        1998        1997        1996        1995
-----------------------------------------------------------------------------------------------------
Balance at beginning of period              $2,424      $2,430      $2,321      $2,116      $1,883
Charge-offs:
  Commercial                                    81         193         206         141         180
  Real estate                                   51          46           8          84          22
  Installment and consumer loans               391         354         319         190         215
-----------------------------------------------------------------------------------------------------
     Total loans charged-off                   523         593         533         415         417
-----------------------------------------------------------------------------------------------------
Recoveries:
  Commercial                                    32          15          27          18          19
  Real estate                                    8        --            34          15          48
  Installment and consumer loans               217          95         105         106         112
-----------------------------------------------------------------------------------------------------
     Total loan recoveries                     257         110         166         139         179
-----------------------------------------------------------------------------------------------------
Net charge-offs                                266         483         367         276         238
Provision charged to operations                505         477         476         481         471
-----------------------------------------------------------------------------------------------------
                                            $2,663      $2,424      $2,430      $2,321      $2,116
=====================================================================================================
Ratio of net charge-offs to average
  loans outstanding during year               0.12 %      0.24%       0.20%       0.18%       0.37%
Ratio of allowance for loan losses to
  total loans outstanding at year-end         1.18 %      1.15%       1.29%       1.36%       1.53%

For each period presented, the provision for loan losses charged to operations is based on management's judgment after taking into consideration all factors connected with the collectibility of the existing portfolio. Management evaluates the loan portfolio in light of economic conditions, changes in the nature and value of the portfolio, industry standards and other relevant factors. Specific factors considered by management in determining the amounts charged to operations include internally generated loan review reports, previous loan loss experience with the borrower, the status of past due interest and principal payments on the loan, the quality of financial information supplied by the borrower and the general financial condition of the borrower.

A breakdown of the allowance for loan losses is based primarily upon those factors discussed above in computing the allowance as a whole. Because all of these factors are subject to change, the breakdown is not necessarily indicative of the category for determining future loan losses. The following table contains a column summarizing the loan portfolio composition for reference purposes.

Allocation of the Allowance for Loan Losses

                                          Year Ended December 31,
--------------------------------------------------------------------------------
(Dollars in Thousands)       1999       1998      1997       1996        1995
--------------------------------------------------------------------------------
Mortgages:
  Commercial               $  557     $  505     $  367     $  345     $  322
  Residential                 266        248        211        202        204
  Home equity                 271         75         63         42         41
  Agricultural                 13         10         12         14         14
  Construction                123        100         83         82         70
Commercial                  1,106      1,233      1,459      1,037        946
Installment loans             327        253        235        599        519
--------------------------------------------------------------------------------
     Total                 $2,663     $2,424     $2,430     $2,321     $2,116
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1999 Annual Report and Form 10KSB

The following table is a summary of average deposits and average rates paid.

Average Deposits and Average Rates Paid

                                                        Year Ended December 31,
----------------------------------------------------------------------------------------------------
                                          1999                   1998                  1997
                                   Average    Average     Average    Average    Average    Average
(Dollars in Thousands)             Balance     Rate       Balance     Rate      Balance     Rate
----------------------------------------------------------------------------------------------------
Non-interest bearing accounts     $ 48,629     0.00%     $ 40,498     0.00%    $ 34,940     0.00%
Interest bearing accounts:
  Interest checking                 34,918     2.57%       45,301     3.01%      39,171     3.18%
  Savings and money
     market accounts                64,139     3.21%       48,163     3.16%      46,879     3.15%
  Time deposits                    174,059     5.29%      153,045     5.51%     134,881     5.44%
----------------------------------------------------------------------------------------------------
  Total interest-bearing           273,116     4.45%      246,509     4.59%     220,931     4.55%
----------------------------------------------------------------------------------------------------
Total deposits                    $321,745               $287,007              $255,871
====================================================================================================

The following table is a summary of time deposits of $100,000 or more by remaining maturities at December 31, 1999.

Maturities of Time Deposits of $100,000 and Over

(Dollars in Thousands)                                     Amount      Percent
--------------------------------------------------------------------------------
Three months or less                                     $   9,255      23.78%
Three to six months                                         11,400      29.29%
Six to twelve months                                        10,049      25.82%
Over twelve months                                           8,213      21.11%
--------------------------------------------------------------------------------
Total                                                    $  38,917      100.0%
================================================================================

To the extent that deposits grow faster than loans, the Company will use these excess funds for investment securities and other earning assets. Management will seek to control the growth of deposits in any new branches, as it does in its current operations, through interest rate management and marketing.

The following table shows the Company's risk-based capital ratios and stockholders' equity to total assets at December 31, 1999, 1998 and 1997.

Analysis of Capital


                                       Regulatory           December 31,
                                        Minimum       1999      1998      1997
--------------------------------------------------------------------------------
Capital Ratios:
Risk-based capital:
  Tier 1                                 4.00%       16.99%    16.67%    18.56%
  Total                                  8.00%       18.04%    17.82%    19.73%
  Leverage                               4.00%       11.41%    11.64%    12.49%
Stockholders' equity to total assets      n/a        11.23%    11.97%    12.79%


--------------------------------------------------------------------------------
                                                         Atlantic Financial Corp

[LOGO OF YOUNT,HYDE & BARBOUR, P.C.]

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors
Atlantic Financial Corp and Subsidiaries
Newport News, Virginia

     We have audited the accompanying consolidated balance sheets of Atlantic Financial Corp. and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the combined financial statements of The Bank of Franklin and The Bank of Sussex and Surry which statements reflect total assets and revenue constituting 45.4% and 42.9%, respectively in 1998, and 46.1% of revenue in 1997, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the combined financial statements of The Bank of Franklin and The Bank of Sussex and Surry is based solely on the report of the other auditors. In addition, the financial statements of Mid-Atlantic Community BankGroup, Inc. for the year ended December 31, 1997 were audited by other auditors, whose report of other auditors dated January 16, 1998, expressed an unqualified opinion on those statements.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Financial Corp. and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.


/s/ Yount, Hyde & Barbour, P.C.

Winchester, Virginia
February 2, 2000



--------------------------------------------------------------------------------
1999 Annual Report and Form 10KSB

                      [LOGO OF GOODMAN & COMPANY, L.L.P.]
                         CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT ACCOUNTANTS


The Boards of Directors and Stockholder
The Bank of Franklin and The Bank of Sussex & Surry

We have audited the combined balance sheets of The Bank of Franklin and The Bank of Sussex & Surry and their subsidiaries as of December 31, 1998, and the related combined statements of income, stockholders' equity, and cash flows for the years ended December 31, 1998 and 1997. These combined financial statements are the responsibility of the Banks' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of The Bank of Franklin and The Bank of Sussex & Surry and their subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

/s/ GOODMAN & COMPANY, L.L.P.



Norfolk, Virginia
February 16, 1999




--------------------------------------------------------------------------------
                                                         Atlantic Financial Corp

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
December 31, 1999 and 1998

                                                                1999             1998
-------------------------------------------------------------------------------------------
Assets
Cash and due from banks                                   $  17,486,679    $  11,781,814
Federal funds sold                                           22,577,095       29,524,045
Interest-bearing deposits in other banks                      1,652,787               --
Securities available for sale                                89,728,927       79,997,208
Securities held to maturity (fair value of
  $9,786,124 in 1999 and $14,173,261 in 1998)                 9,986,681       13,925,750
Loans, net of allowance for loan losses of $2,662,655
  in 1999 and $2,424,260 in 1998                            223,513,033      207,733,355
Premises and equipment                                       10,480,890       10,702,950
Accrued interest receivable                                   3,004,116        2,981,581
Other real estate                                               549,928          212,343
Intangibles, net                                              1,022,851        1,095,665
Other assets                                                  3,305,971        2,348,610
-------------------------------------------------------------------------------------------

Total assets                                              $ 383,308,958    $ 360,303,321
===========================================================================================

Liabilities and Stockholders' Equity
Liabilities
Deposits:
  Noninterest-bearing                                     $  52,025,801    $  49,291,165
  Interest-bearing                                          283,020,298      263,018,804
-------------------------------------------------------------------------------------------
Total deposits                                            $ 335,046,099    $ 312,309,969
Short-term borrowings                                         2,975,679        1,589,387
Accrued interest payable                                      1,195,053        1,086,407
Other liabilities                                             1,054,129        2,188,501
Commitments and contingent liabilities                               --               --
-------------------------------------------------------------------------------------------
Total liabilities                                         $ 340,270,960    $ 317,174,264
-------------------------------------------------------------------------------------------

Stockholders' Equity
Preferred stock; $1 par value per share; authorized
  1,000,000 shares; no shares issued and outstanding      $          --    $          --
Common stock; $5 par value per share; authorized
  20,000,000 shares; issued and outstanding 4,191,185
  and 4,168,941 shares, respectively                         20,955,925       20,844,705
Stock options                                                     3,300            6,843
Retained earnings                                            23,438,166       21,047,709
Accumulated other comprehensive income (loss)                (1,359,393)       1,229,800
-------------------------------------------------------------------------------------------

Total stockholders' equity                                $  43,037,998    $  43,129,057
-------------------------------------------------------------------------------------------

Total liabilities and stockholders' equity                $ 383,308,958    $ 360,303,321
===========================================================================================

See Notes To Consolidated Financial Statements.


--------------------------------------------------------------------------------
1999 Annual Report and Form 10KSB

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
For Each of the Three Years Ended December 31, 1999

                                                                Years Ended December 31,
                                                          1999            1998            1997
---------------------------------------------------------------------------------------------------
Interest and Dividend Income
  Loans, including fees                               $21,147,837     $19,847,465     $17,940,305
  Interest on investment securities:
     Taxable interest and dividend income               4,576,816       4,157,889       3,950,302
     Tax-exempt interest income                         1,349,640       1,261,394       1,181,635
  Interest on deposits at other banks                      76,200            --              --
  Interest on federal funds sold                        1,070,699         996,657         666,122
---------------------------------------------------------------------------------------------------
     Total interest and dividend income               $28,221,192     $26,263,405     $23,738,364
---------------------------------------------------------------------------------------------------

Interest Expense
  Deposits                                            $12,153,605     $11,318,748     $10,067,016
  Short-term borrowings                                   110,179          53,290          58,078
---------------------------------------------------------------------------------------------------
     Total interest expense                           $12,263,784     $11,372,038     $10,125,094
---------------------------------------------------------------------------------------------------

     Net interest income                              $15,957,408     $14,891,367     $13,613,270

Provision for Loan Losses                                 504,500         477,000         475,750
---------------------------------------------------------------------------------------------------
    Net interest income after
     provision for loan losses                        $15,452,908     $14,414,367     $13,137,520
---------------------------------------------------------------------------------------------------

Other Income
  Service charges on deposit accounts                 $ 1,749,401     $ 1,590,058     $ 1,500,711
  Net gain on sale of available for sale securities           979           8,035          18,094
  Other operating income                                  453,049         484,009         197,312
---------------------------------------------------------------------------------------------------
     Total other income                               $ 2,203,429     $ 2,082,102     $ 1,716,117
---------------------------------------------------------------------------------------------------

Other Expenses
  Salaries and benefits                               $ 6,580,588     $ 5,628,535     $ 5,007,383
  Occupancy expense                                       942,651         910,118         756,151
  Equipment and data processing                         1,905,295       1,527,006       1,166,626
  Other operating expenses                              2,947,931       3,321,013       2,503,617
---------------------------------------------------------------------------------------------------
     Total other expenses                             $12,376,465     $11,386,672     $ 9,433,777
---------------------------------------------------------------------------------------------------

     Income before income taxes                       $ 5,279,872     $ 5,109,797     $ 5,419,860

Income Tax Expense                                      1,339,497       1,447,679       1,359,433
---------------------------------------------------------------------------------------------------

     Net income                                       $ 3,940,375     $ 3,662,118     $ 4,060,427
===================================================================================================

Earnings Per Share, basic                             $      0.94     $      0.88     $      1.02
===================================================================================================

Earnings Per Share, assuming dilution                 $      0.92     $      0.86     $      1.00
===================================================================================================


See Notes To Consolidated Financial Statements.



--------------------------------------------------------------------------------
                                                         Atlantic Financial Corp

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
For Each of the Three Years Ended December 31, 1999

                                                                                             Years Ended December 31,
                                                                                     1999              1998              1997
----------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
  Net income                                                                    $  3,940,375      $  3,662,118      $  4,060,427
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Depreciation and amortization                                                1,280,373         1,001,324           597,613
      Deferred tax (benefit)                                                         (60,942)          153,758          (134,668)
      Provision for loan losses                                                      504,500           477,000           475,750
      Provision for loss on other real estate                                         46,464              --                --
      Net (gain) loss on other real estate                                           (13,759)           90,178              --
      Net (gain) loss on sale of bank premises and equipment                            (958)           85,689              (250)
      (Gain) realized on available for sale securities                                  (979)           (8,035)          (18,094)
      Accretion of discounts and amortization of premiums, net                       105,744            73,297            39,924
      Changes in assets and liabilities:
        (Increase) in accrued interest receivable                                    (22,535)         (180,189)          (85,697)
        (Increase) in other assets                                                  (267,420)         (960,127)         (677,890)
        Increase in accrued interest payable                                         108,646           187,685           102,521
        Increase (decrease) in other liabilities                                    (122,850)          170,006          (190,768)
------------------------------------------------------------------------------------------------------------------------------------

          Net cash provided by operating activities                             $  5,496,659      $  4,752,704      $  4,168,868
------------------------------------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities
  Proceeds from sales of securities available for sale                          $  1,971,469      $  1,534,505      $ 13,819,493
  Proceeds from calls and maturities of securities available for sale             14,581,064        19,723,444         6,510,184
  Purchases of securities available for sale                                     (30,309,897)      (34,293,371)      (15,867,461)
  Proceeds from calls and maturities of securities held to maturity                3,936,920        10,166,843         1,252,000
  Purchases of securities held to maturity                                              --          (7,200,208)       (4,093,196)
  Net (increase) in loans                                                        (16,721,606)      (22,754,545)      (18,414,946)
  Purchases of bank premises and equipment                                          (840,135)       (3,765,274)       (1,524,853)
  Proceeds from sale of bank premises and equipment                                      958             3,258               250
  Proceeds from sale of other real estate                                             78,602           308,811              --
------------------------------------------------------------------------------------------------------------------------------------

          Net cash (used in) investing activities                               $(27,302,625)     $(36,276,537)     $(18,318,529)
------------------------------------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities
  Net increase in demand deposit accounts, interest-
    bearing demand deposits and savings accounts                                $ 22,736,130      $ 40,382,420      $ 21,618,323
  Net increase in short-term borrowings                                            1,386,292           957,891             6,776
  Proceeds from sale of stock                                                        249,992            20,963         3,347,835
  Acquisition of common stock                                                        (99,744)          (11,018)             --
  Dividends paid                                                                  (2,056,002)       (1,170,133)         (803,138)
------------------------------------------------------------------------------------------------------------------------------------

          Net cash provided by financing activities                             $ 22,216,668      $ 40,180,123      $ 24,169,796
------------------------------------------------------------------------------------------------------------------------------------

          Increase in cash and cash equivalents                                 $    410,702      $  8,656,290      $ 10,020,135
Cash and Cash Equivalents
  Beginning of year                                                               41,305,859        32,649,569        22,629,434
------------------------------------------------------------------------------------------------------------------------------------

  End of year                                                                   $ 41,716,561      $ 41,305,859      $ 32,649,569
====================================================================================================================================

Supplemental Disclosures of Cash Flow Information
  Cash payments for:
    Interest                                                                    $ 12,155,138      $ 11,184,353      $ 10,022,573
====================================================================================================================================

    Income taxes                                                                $  1,183,400      $  1,618,000      $  1,777,469
====================================================================================================================================

Supplemental Disclosure of Noncash Financing Activities,
  purchase of an investment interest in Johnson Mortgage
  Company, LLC through issuance of common stock                                 $         --      $    250,000      $       --
====================================================================================================================================

Unrealized gain (loss) on securities available for sale                         $ (3,923,020)     $    677,597      $    913,627
====================================================================================================================================

Loan balances transferred to foreclosed properties                              $    437,428      $    233,919      $       --
====================================================================================================================================



See Notes To Consolidated Financial Statements.



--------------------------------------------------------------------------------
1999 Annual Report and Form 10KSB

CONSOLIDATED STATEMENTS OF CHANGES IN
STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
For Each of the Three Years Ended December 31, 1999

                                                                                            Accumulated
                                                                                              Other
                                         Common        Stock                   Retained    Comprehensive Comprehensive
                                          Stock       Options     Surplus      Earnings    Income (Loss)     Income         Total
------------------------------------------------------------------------------------------------------------------------------------

Balance, January 1, 1997               $14,553,660    $ 7,380   $ 1,750,177   $16,919,446   $   180,382                 $33,411,045
  Comprehensive income:
    Net income                                  --         --            --     4,060,427            --   $ 4,060,427     4,060,427
    Other comprehensive income:
      Unrealized holding gains on
        securities available for
        sale arising during the
        period net of tax of $316,785           --         --            --            --            --       614,936          --
      Less reclassification adjustment
        net of tax of $(6,152)                  --         --            --            --            --       (11,942)         --
                                                                                                          ------------
    Other comprehensive income,
        net of tax                              --         --            --            --       602,994       602,994       602,994
                                                                                                          ------------
    Total comprehensive income                  --         --            --            --            --   $ 4,663,421          --
                                                                                                          ============
  Sale of common stock                     747,500         --     2,600,335            --            --                   3,347,835
  Cash dividends                                --         --            --    (1,113,971)           --                  (1,113,971)

------------------------------------------------------------------------------------------------------------------------------------


Balance, December 31, 1997             $15,301,160    $ 7,380   $ 4,350,512   $19,865,902   $   783,376                 $40,308,330
  Comprehensive income:
    Net income                                  --         --            --     3,662,118            --   $ 3,662,118     3,662,118
    Other comprehensive income:
      Unrealized holding gains on
        securities available for sale
        arising during the period net
        of tax of $232,708                      --         --            --            --            --       451,727            --
      Less reclassification adjustment
        net of tax of $(2,732)                  --         --            --            --            --        (5,303)           --
                                                                                                          ------------
    Other comprehensive income,
        net of tax                              --         --            --            --       446,424       446,424       446,424
                                                                                                          ------------
    Total comprehensive income                  --         --            --            --            --   $ 4,108,542            --
                                                                                                          ============
  Stock split effected in the form
   of a 100% dividend                    5,469,165         --    (4,350,512)   (1,118,653)           --                          --
  Issuance of common stock
    for interest in L.L.C.                  56,170         --            --       193,830            --                     250,000
  Exercise of stock options                 21,500       (537)           --            --            --                      20,963
  Purchase of common stock                  (3,290)        --            --        (7,728)           --                     (11,018)

  Cash dividends                                --         --            --    (1,547,760)           --                  (1,547,760)

------------------------------------------------------------------------------------------------------------------------------------


Balance, December 31, 1998             $20,844,705    $ 6,843   $        --   $21,047,709   $ 1,229,800                 $43,129,057
  Comprehensive income:
    Net income                         $        --    $    --   $        --   $ 3,940,375   $        --   $ 3,940,375   $ 3,940,375
    Other comprehensive income:
      Unrealized holding gains on
        securities available for sale
        arising during the period net
        of tax of $(1,333,494)                  --         --            --            --            --    (2,588,547)           --
    Less reclassification adjustment
        net of tax of $(333)                    --         --            --            --            --          (646)           --
                                                                                                          ------------
    Other comprehensive income,
        net of tax                              --         --            --            --    (2,589,193)   (2,589,193)   (2,589,193)
                                                                                                          ------------
    Total comprehensive income                  --         --            --            --            --   $ 1,351,182            --
                                                                                                          ============
  Exercise of stock options                141,720     (3,543)           --       111,815            --                     249,992
  Purchase of common stock                 (30,500)        --            --       (69,244)           --                     (99,744)

  Cash dividends                                --         --            --    (1,592,489)           --                  (1,592,489)

------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1999             $20,955,925    $ 3,300   $        --   $23,438,166   $(1,359,393)                $43,037,998
====================================================================================================================================



See Notes To Consolidated Financial Statements.

--------------------------------------------------------------------------------
                                                         Atlantic Financial Corp

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Years Ended December 31, 1999, 1998 and 1997

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business
The accompanying consolidated financial statements include the accounts of Atlantic Financial Corp. (AFC) and its wholly-owned subsidiaries, Peninsula Trust Bank, Inc. (PTB) and United Community Bank (UCB). PTB and UCB are commercial banks offering lending and deposit services to individual and commercial customers with an emphasis on those services traditionally associated with independent community banks. These entities are collectively referred to herein as the Company. The Company primarily serves the Gloucester, Charles City, Newport News, Williamsburg and the western Tidewater areas of Virginia. All significant intercompany accounts and transactions have been eliminated in consolidation.

Business Combination
On December 1, 1998, Mid-Atlantic Community BankGroup, Inc. (MACB), and United Community Bankshares, Inc. became affiliated pursuant to an Agreement and Plan of Reorganization (the Agreement) dated July 8, 1998. United Community Bankshares, Inc. was a bank holding company which wholly owned the stock of BOF and BSS. In conjunction with the merger, United Community Bankshares, Inc. was dissolved. The terms of the Agreement provided for, among other provisions, that each outstanding share of United Community Bankshares, Inc. common stock be exchanged for 1.075 shares of MACB common stock. The name of MACB was changed to AFC immediately after the completion of the merger. See Note 2 for additional discussion of the transaction.

United Community Bankshares, Inc. was formed on August 27, 1999 through the merger of Bank of Franklin (BOF) and Bank of Sussex and Surry (BSS).

Basis of Presentation and Consolidation
The accounting and reporting policies of the Company are in accordance with generally accepted accounting principles and conform to general practices within the banking industry. The more significant of these policies are summarized below.

Use of Estimates
In preparing consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of foreclosed real estate and deferred tax assets.

Securities
Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans
The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in the Company's market area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Installment loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

--------------------------------------------------------------------------------
1999 Annual Report and Form 10KSB

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Years Ended December 31, 1999, 1998 and 1997

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses
The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractural terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation and amortization. Premises and equipment are depreciated over their estimated useful lives; leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvements, whichever is less. Depreciation and amortization are recorded on the straight-line method.

Costs of maintenance and repairs are charged to expenses as incurred. Costs of replacing structural parts of major units are considered individually and are expensed or capitalized as the facts dictate.

Other Real Estate
Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lesser of the loan balance outstanding or the fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation are included in other operating expenses.

Intangible Assets
Intangible assets relate to the purchase of a branch by BOF in 1995, the 1998 branch acquisition by PTB, and the 1998 purchase of an investment in a mortgage company by AFC. All are amortized over fifteen years using the straight-line method. Amortization expense was $84,742, $72,496 and $50,826 for the years ended December 31, 1999, 1998 and 1997, respectively.

Income Tax
Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Cash and Cash Equivalents
For purposes of the consolidated statement of cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold, all of which mature within 90 days.

--------------------------------------------------------------------------------
                                                       Atlantic Financial Corp

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Years Ended December 31, 1999, 1998 and 1997

Advertising Costs
The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense of $375,945, $276,550 and $307,001 were incurred in 1999, 1998 and 1997, respectively.

Earnings Per Share
Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury method. See
Note 13 for detail of basic and diluted earnings per share. Weighted average shares for all years have been restated to give effect to the 100% stock dividend in 1998 prior to the business combination explained in Note 7.

Recent Accounting Pronouncements
In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 2000. The Statement permits early adoption as of the beginning of any fiscal quarter after its issuance. This Statement establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other contracts, and requires that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure them at fair value. Because the Company does not use these derivative instruments and strategies, management does not expect the adoption of this Statement to have any effect on earnings or financial position.

NOTE 2:  BUSINESS COMBINATION

On December 1, 1998, the Company effected a business combination with United Community Bankshares, Inc., by exchanging 1,965,741 shares of its common stock for all of the common stock of United Community Bankshares, Inc. Immediately following the merger, United Community Bankshares, Inc. was dissolved. The combination has been accounted for as a pooling of interests and, accordingly, all prior financial statements have been restated to include United Community Bankshares, Inc. The results of operations of the separate companies for periods prior to the combination are summarized as follows:

                                      Net Interest
                                         Income                       Net Income
--------------------------------------------------------------------------------
                                                 (Dollars in Thousands)
Nine months ended September 30, 1998
  MACB                                  $ 6,407                        $ 1,404
  United Community Bankshares, Inc.       4,636                          1,613

  Year ended December 31, 1997
  MACB                                  $ 7,552                        $ 1,830
  United Community Bankshares, Inc.       6,061                          2,230

NOTE 3:  JOINT VENTURE

On March 31, 1998, the Company consummated an agreement to acquire a 50% membership interest in Johnson Mortgage Company, L.L.C. (JMC), which is the successor to Johnson Mortgage Company of Newport News. Half of the purchase price was paid in cash and the other half was paid in shares of the Company's common stock, for a total purchase price of $500,000. This resulted in the issuance of 11,234 additional shares of common stock. An additional 1% membership interest was purchased April 1, 1999 for $17,600. The Company does not exercise any management control over JMC; therefore, the Company's ownership is recorded using the equity method of accounting.

NOTE 4:  CASH AND DUE FROM BANKS

The Company is required to maintain reserve balances with the Federal Reserve Bank. For the final weekly reporting period in the years ended December 31, 1999 and 1998, the aggregate amounts of daily average required balances were approximately $2,084,000 and $1,610,000, respectively.

--------------------------------------------------------------------------------
1999 Annual Report and Form 10KSB

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Years Ended December 31, 1999, 1998 and 1997

NOTE 5:  SECURITIES

The amortized cost and fair values of securities, with gross unrealized gains and losses, follows:

                                                       December 31, 1999
--------------------------------------------------------------------------------------------------------------
                                                                    Gross          Gross
                                                  Amortized      Unrealized      Unrealized          Fair
                                                    Cost            Gains         (Losses)           Value
--------------------------------------------------------------------------------------------------------------
Securities available for sale
  U. S. Treasury securities                     $   857,263     $       684     $    (3,057)     $   854,890
  U. S. Government
   and federal agencies                          27,392,180           8,089      (1,126,287)      26,273,982
  State and local governments                    30,277,885         100,295        (706,237)      29,671,943
  Mortgage-backed securities                     22,289,215              --        (888,783)      21,400,432
  Corporate debt obligations                      4,148,809              --        (118,524)       4,030,285
  Collateralized mortgage obligations             1,779,586              --         (29,899)       1,749,687
  Restricted stocks                               1,204,700              --              --        1,204,700
  Other securities                                3,838,975         791,533         (87,500)       4,543,008
--------------------------------------------------------------------------------------------------------------
    Total securities available for sale         $91,788,613     $   900,601     $(2,960,287)     $89,728,927
--------------------------------------------------------------------------------------------------------------
Securities held to maturity
  U. S. Government
   and federal agencies                         $ 2,592,973     $        --     $  (102,296)     $ 2,490,677
  State and local governments                     5,548,487          14,967         (55,112)       5,508,342
  Mortgage-backed securities                      1,845,221              --         (58,116)       1,787,105
    Total securities held to maturity           $ 9,986,681     $    14,967     $  (215,524)     $ 9,786,124
==============================================================================================================
                                                                   December 31, 1998
--------------------------------------------------------------------------------------------------------------
                                                                    Gross          Gross
                                                  Amortized      Unrealized      Unrealized          Fair
                                                    Cost            Gains         (Losses)           Value
--------------------------------------------------------------------------------------------------------------
Securities available for sale
  U. S. Treasury securities                     $   877,040     $     8,772     $        --      $   885,812
  U. S. Government
   and federal agencies                          25,916,936         321,448         (81,875)      26,156,509
  State and local governments                    28,595,951         695,946         (54,683)      29,237,214
  Mortgage-backed securities                     15,147,817          96,892         (37,390)      15,207,319
  Corporate debt obligations                      3,091,639          49,396          (6,284)       3,134,751
  Collateralized mortgage obligations                20,852              63              --           20,915
  Restricted stocks                                 591,000              --              --          591,000
  Other securities                                3,892,630         880,908          (9,850)       4,763,688
--------------------------------------------------------------------------------------------------------------
    Total securities available for sale         $78,133,865     $ 2,053,425     $  (190,082)     $79,997,208
--------------------------------------------------------------------------------------------------------------
Securities held to maturity
  U. S. Government
   and federal agencies                         $ 4,717,751     $    40,853     $    (3,750)     $ 4,754,854
  State and local governments                     6,492,832         199,004         (11,486)       6,680,350
  Mortgage-backed securities                      2,715,167          22,954             (64)       2,738,057
--------------------------------------------------------------------------------------------------------------
    Total securities held to maturity           $13,925,750     $   262,811     $   (15,300)     $14,173,261
==============================================================================================================

--------------------------------------------------------------------------------
                                                         Atlantic Financial Corp

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Years Ended December 31, 1999, 1998 and 1997

The amortized cost and fair value of securities by contractual maturity at December 31, 1999 follows:

                                             Available for Sale               Held to Maturity
                                         Amortized          Fair         Amortized           Fair
                                            Cost           Value            Cost            Value
-------------------------------------------------------------------------------------------------------
Within 1 year                           $ 9,363,676     $ 9,231,944     $   849,971      $   817,560
1 to 5 years                             24,905,761      24,633,888       3,257,681        3,261,675
5 to 10 years                            16,561,244      16,014,957       2,579,053        2,539,092
Over 10 years                            11,845,456      10,950,311       1,454,755        1,380,692
-------------------------------------------------------------------------------------------------------
                                        $62,676,137     $60,831,100     $ 8,141,460      $ 7,999,019
Collateralized mortgage obligations       1,779,586       1,749,687              --               --
Mortgage-backed securities               22,289,215      21,400,432       1,845,221        1,787,105
Equity and other securities               5,043,675       5,747,708              --               --
-------------------------------------------------------------------------------------------------------
                                        $91,788,613     $89,728,927     $ 9,986,681      $ 9,786,124
=======================================================================================================

For the years ended December 31, 1999, 1998 and 1997, proceeds from sales of securities available for sale were $1,971,469, $1,534,505 and $13,819,493, respectively. Gross realized gains of $2,403, $16,051 and $36,324 and gross realized losses of $1,424, $8,016 and $18,230 were recognized on those sales, respectively. The tax provision applicable to these net realized gains amounted to $333, $2,732 and $6,152, respectively.

At December 31, 1999 and 1998, approximately $21,193,877 and $12,851,000, respectively, of securities were pledged to secure deposits of the U.S. Government, the Commonwealth of Virginia, and repurchase agreements.

NOTE 6:  LOANS

A summary of the balances of loans follows:

                                                                 December 31,
                                                       1999                      1998
-----------------------------------------------------------------------------------------
                                                           (Dollars in Thousands)
Real estate mortgage:
Construction and land development                    $ 15,995                  $ 13,935
Residential (1-4 family)                               57,089                    52,632
Home equity lines                                      16,663                    15,939
Commercial                                             58,064                    48,788
Agricultural                                            5,067                     3,044
Commercial (except those secured by real estate)       31,824                    30,105
Agriculture (except those secured by real estate)       5,066                     6,068
Loans to individuals for household,
  family and other consumer expenditures               36,497                    39,564
All other loans                                           475                       672
-----------------------------------------------------------------------------------------
                                                     $226,740                  $210,747
Less unearned income                                     (564)                     (590)
Less allowance for loan losses                         (2,663)                   (2,424)
-----------------------------------------------------------------------------------------
Loans, net                                           $223,513                  $207,733
=========================================================================================

--------------------------------------------------------------------------------
1999 Annual Report and Form 10KSB

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Years Ended December 31, 1999, 1998 and 1997

NOTE 7: ALLOWANCE FOR LOAN LOSSES

An analysis of the allowance for loan losses follows:

                                        Years Ended December 31,
                                   1999           1998           1997
--------------------------------------------------------------------------------

Balance at beginning of year   $ 2,424,260    $ 2,430,143    $ 2,320,972
Provision for loan losses          504,500        477,000        475,750
Recoveries                         256,805        109,868        166,378
Charge-offs                       (522,910)      (592,751)      (532,957)
--------------------------------------------------------------------------------
Balance at end of year         $ 2,662,655    $ 2,424,260    $ 2,430,143
================================================================================


The following is a summary of information pertaining to impaired loans:

                                                         December 31,
                                                  1999                    1998
--------------------------------------------------------------------------------
Impaired loans without a valuation allowance   $ 152,874               $ 257,944
Impaired loans with a valuation allowance             --                      --
--------------------------------------------------------------------------------
Total impaired loans                           $ 152,874               $ 257,944
================================================================================

There were no valuation allowances related to impaired loans at December 31, 1999 and 1998.

                                                                           December 31,
                                                                      1999                1998
-------------------------------------------------------------------------------------------------
Average investment in impaired loans                               $ 104,801           $ 64,486
=================================================================================================
Interest income recognized on impaired loans                       $  13,807           $  8,095
=================================================================================================
Interest income recognized on a cash basis on impaired loans       $  13,807           $  8,095
=================================================================================================

The Company had no impaired loans in 1997.

No additional funds were committed to be advanced in connection with impaired loans.

Nonaccrual loans excluded from impaired loan disclosure under FASB No. 114 amounted to $479,807, $423,718 and $482,181 at December 31, 1999, 1998 and 1997,
respectively. If interest on these loans had been accrued, such income would have been $61,779, $35,815 and $49,162 at December 31, 1999, 1998 and 1997,
respectively.

NOTE 8:  RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Banks have granted loans to principal officers and directors and their affiliates of $2,489,569 and $2,876,237 at December 31, 1999 and 1998, respectively. During the year ended December 31, 1999, total principal additions were $949,547 and total principal payments were $1,336,215.

Deposits from related parties held by the Banks at December 31, 1999 amounted to $7,093,462.

--------------------------------------------------------------------------------
                                                         Atlantic Financial Corp

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Years Ended December 31, 1999, 1998 and 1997

NOTE 9:  PREMISES AND EQUIPMENT

A summary of the cost and accumulated depreciation of premises and equipment follows:

                                                       December 31,
                                                 1999                1998
--------------------------------------------------------------------------------
Building and improvements                    $  5,874,615        $  5,654,544
Furniture and equipment                         6,266,290           5,786,710
Land                                            3,380,361           3,348,659
Construction in progress                           59,719             111,155
Leasehold improvements                             74,874              29,657
================================================================================
                                             $ 15,655,859        $ 14,930,725
Accumulated depreciation                       (5,174,969)         (4,227,775)
================================================================================
                                             $ 10,480,890        $ 10,702,950
================================================================================

For the years ended December 31, 1999, 1998 and 1997, respectively, depreciation expense was $1,050,731, $824,661 and $581,047, respectively.

NOTE 10:  DEPOSITS

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $38,917,269 and $36,308,184 in 1999 and 1998, respectively.

At December 31, 1999, the scheduled maturities on certificates of deposit are as follows:

        2000                           $ 130,245,490
        2001                              30,924,495
        2002                               5,524,283
        2003                               8,501,417
        2004 and thereafter                4,053,164
      =================================================
                                       $ 179,248,849
      =================================================

NOTE 11:  EMPLOYEE BENEFIT PLANS

AFC maintains two qualified profit sharing plans under 401(k) of the Internal Revenue Code. The first plan existed prior to the business combination explained in Note 2. Under the plan, employees may elect to defer up to 15% of their salary, subject to Internal Revenue Service limits. The plan is available to substantially all employees of PTB who have completed one year of service. The Bank may make discretionary matching contributions. The Bank's contributions for 1999, 1998 and 1997 totaled $69,031, $35,160 and $19,893, respectively. In addition, during 1999, PTB contributed $60,000 to the plan to be allocated to all employees eligible to participate. The plan may be amended or terminated at any time by the Board of Directors. Contributions to the plan are included in salaries and employee benefits.

 The second plan also existed prior to the business combination and covers substantially all employees of UCB who have completed one year of service. Vesting in the plan begins with the second year of participation and increases annually by 20% until full vesting occurs after six years. Employees may contribute up to 15% of their salaries, and the Bank matches 50% of the first 6% of employee contributions. The plan provides for a required contribution of 3% of net income. Additional contributions can be made by the Bank at the discretion of the Board of Directors. The Bank's contributions for 1999 and 1998 totaled $74,699 and $69,600, respectively.

The BOF defined contribution plan was restated, and the BSS defined benefit plan terminated. Accordingly, substantially all BOF and BSS employees rolled over their balances into the plan, which was in turn assumed by AFC.

--------------------------------------------------------------------------------
1999 Annual Report and Form 10KSB

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Years Ended December 31, 1999, 1998 and 1997

Information about the BSS defined benefit plan follows:

                                                    1998          1997
--------------------------------------------------------------------------------
Change in Benefit Obligation
  Benefit obligation, beginning                  $ 803,401     $ 614,540
  Service cost                                        --          50,276
  Interest cost                                    217,779        42,845
  Actuarial cost                                      --         100,259
  Benefits paid                                   (713,506)       (4,519)
  Impact of settlement/curtailments               (307,674)         --
--------------------------------------------------------------------------------
  Benefit obligation, ending                     $    --       $ 803,401
================================================================================
Change in Plan Assets
  Fair value of plan assets, beginning           $ 688,614     $ 510,525
  Actual return on plan assets                      24,892       122,816
  Employer contributions                              --          59,792
  Benefits paid                                   (713,506)       (4,519)
--------------------------------------------------------------------------------
  Fair value of plan assets, ending              $    --       $ 688,614
================================================================================
  Deferred asset (gain)                          $    --       $ (87,252)
================================================================================
  Funded status                                  $    --       $(114,787)
  Unrecognized net actuarial loss                     --          27,958
  Unrecognized net obligation
    at transition                                     --          84,326
  Unrecognized prior service cost                     --         (57,402)
--------------------------------------------------------------------------------
  Accrued benefit cost included
    in other liabilities                         $    --       $ (59,905)
================================================================================
Components of Net Periodic Benefit Cost
  Service cost                                   $    --       $  50,276
  Interest cost                                    217,779        42,845
  Expected return on plan assets                   (24,892)      (35,564)
  Amortization of prior service cost               (57,402)       (3,588)
  Amortization of net obligation
    at transition                                   84,326         5,394
  Recognized net actuarial loss                     27,958          --
  Settlement/curtailment (gain)                   (307,674)         --
--------------------------------------------------------------------------------
  Net periodic (benefit) cost                    $ (59,905)    $  59,363
================================================================================
Weighted-Average Assumptions as of December 31
  Discount rate                                       7.00%         7.00%
  Expected return on plan assets                      7.00%         7.00%
  Rate of compensation increase                       5.00%         5.00%

--------------------------------------------------------------------------------
                                                         Atlantic Financial Corp

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Years Ended December 31, 1999, 1998 and 1997

NOTE 12:  INCOME TAXES

The components of the net deferred tax asset (liability), included in other assets (other liabilities), are as follows:

                                                              December 31,
                                                          1999           1998
--------------------------------------------------------------------------------
Deferred tax assets:
  Deferred loan fees                                 $    62,693    $   123,542
  Unrealized loss on available for sale securities       700,293           --
  Allowance for loan losses                              312,574        249,826
  Allowance for other real estate owned                   29,800           --
  Deferred compensation                                   67,392         58,477
  Other                                                   28,433          7,304
--------------------------------------------------------------------------------
                                                     $ 1,201,185    $   439,149
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Unrealized gain on available for sale securities   $      --      $   633,543
  Fixed assets                                           107,670        147,575
  Premium on purchased deposits                           42,578           --
  Other                                                   27,077         28,949
--------------------------------------------------------------------------------
                                                     $   177,325    $   810,067
--------------------------------------------------------------------------------

                                                     $ 1,023,860    $  (370,918)
================================================================================

Allocation of federal income taxes between current and deferred portions is as follows:

                                                 Years Ended December 31,
                                            1999           1998          1997
--------------------------------------------------------------------------------

Current tax expense                    $ 1,400,439    $ 1,293,921   $ 1,494,101
Deferred tax expense (benefit)             (60,942)       153,758      (134,668)
--------------------------------------------------------------------------------
                                       $ 1,339,497    $ 1,447,679   $ 1,359,433
================================================================================

The reasons for the differences between the amount of income tax determined by applying the U.S. Federal income tax rate to pretax income and the income tax provision are summarized as follows:

                                                  Years Ended December 31,
                                             1999           1998           1997
--------------------------------------------------------------------------------

Income tax at statutory rate          $ 1,795,156    $ 1,737,331    $ 1,842,752
Increase (decrease) resulting from:
  Tax-exempt income                      (450,041)      (424,056)      (396,948)
  Merger expenses                            --           94,782           --
  Other                                    (5,618)        39,622        (86,371)
--------------------------------------------------------------------------------
                                      $ 1,339,497    $ 1,447,679    $ 1,359,433
================================================================================

--------------------------------------------------------------------------------
1999 Annual Report and Form 10KSB

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Years Ended December 31, 1999, 1998 and 1997

NOTE 13: EARNINGS PER SHARE

The following shows the weighted average number of shares used in computing earnings per share and the effect on weighted average number of shares of diluted potential common stock. Weighted average number of shares for all years reported have been restated giving effect to the stock split and the business combination explained in Note 2. Potential dilutive common stock had no effect on income available to common stockholders.

                                                 1999                     1998                      1997
-------------------------------------------------------------------------------------------------------------------
                                                     Per Share                 Per Share                  Per Share
                                          Shares       Amount      Shares        Amount      Shares         Amount
-------------------------------------------------------------------------------------------------------------------
Basic earnings
  per share                                4,188,319      $0.94     4,162,044     $0.88       3,979,027       $1.02
                                                          -----                   -----                       -----
Effect of dilutive securities:
  Stock options                               80,552                  108,913                    76,241
                                              ------                  -------                    ------

Diluted earnings per share                 4,268,871      $0.92     4,270,957     $0.86       4,055,268       $1.00
                                           ---------      -----     ---------     -----       ---------       -----

NOTE 14: COMMITMENTS AND CONTINGENT LIABILITIES

PTB has federal funds arrangements with other institutions, which provide $9,000,000 of short-term borrowing capacity. There were no amounts drawn on these lines at December 31, 1999 or 1998.

UCB is a member of the Federal Home Loan Bank of Atlanta (FHLB). As such, the Bank may borrow funds based on criteria established by the FHLB. As of December 31, 1999, UCB could borrow approximately $15,788,900 subject to collateral acceptable to FHLB. As of December 31, 1999, $1,439,286 was borrowed from FHLB and secured by securities with a book value of $1,751,022. The Bank had not drawn on the line at December 31, 1998.

UCB also has federal funds arrangements with other institutions, which provide an additional $13,282,525 of short-term borrowing capacity. There were no amounts drawn from these lines at December 31, 1999 or 1998.

In the normal course of business there are outstanding various commitments and contingent liabilities, which are not reflected in the accompanying financial statements. Management does not anticipate any material losses as a result of these transactions.

See Note 18 with respect to financial instruments with off-balance-sheet risk.

NOTE 15: STOCK COMPENSATION PLANS

At December 31, 1999, the Company has three stock-based compensation plans which are described below. Grants under these plans are accounted for following APB Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for grants under these stock option plans. There were no options granted during 1999 and 1998. Had compensation cost for the stock-based plans been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123) for options granted in 1997, reported net income, basic earnings per share and diluted earnings per share would have been adjusted to $3,770,670, $ .95 and $ .93, respectively.

The Company has a fixed stock option plan under which it may grant options to certain key employees of UCB to purchase the Company's common stock. All options under this plan have ten-year terms, vest and become fully exercisable in six months. The option price equals or exceeds the market price of the stock as of the date the option was granted.

The Company also has a fixed stock option plan for key employees of PTB. The employee incentive stock option plan provides for granting options to allow key employees to purchase the Company's common stock. The stock options give the holder the right, over a ten-year period, to acquire the Company's common stock. Options, when granted under this plan, will have an exercise price equal to

--------------------------------------------------------------------------------
                                                         Atlantic Financial Corp

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Years Ended December 31, 1999, 1998 and 1997

the greater of the stock's fair market value or 100% of the book value per share of all of the Company's common stock at the date of the grant. The Company has reserved up to a maximum of 100,000 shares of unissued common stock for issuance under this employee incentive stock option plan.

Also, the Company has a nonemployee directors' stock option plan that allowed the directors of PTB to purchase options during August 1990. A total of 59,044 were sold at a price of $.125. Each option entitles the owner thereof to purchase one share of common stock for $4.875. These options expire July 31, 2000.

A summary of the activity in the stock option plans follow:

                                            1999                  1998                      1997
---------------------------------------------------------------------------------------------------------
                                                Weighted              Weighted                   Weighted
                                                 Average               Average                    Average
                                                Exercise              Exercise                   Exercise
                                     Shares      Price      Shares     Price           Shares      Price
---------------------------------------------------------------------------------------------------------
Outstanding at beginning of year    172,786     $ 7.58     177,086     $ 7.51         136,044     $  6.55
Granted                                  --         --          --         --          41,042       10.70
Exercised                            28,344       4.88       4,300       4.88              --          --
Outstanding at end of year          144,442       7.65     172,786       7.58         177,086        7.51
---------------------------------------------------------------------------------------------------------
Exercisable at end of year          144,442                172,786                    177,086

Weighted-average fair value
  per option of options granted
  during the year                               $   --                 $   --                     $  7.06
===========================================================================================================

The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model with the following assumptions for 1997: dividend rate of 1.00%; risk-free interest rate of 6.96%; price volatility of 34.68%; and expected lives of 10 years.

A further summary about the options outstanding at December 31, 1999 is as follows:

                              Options Outstanding
                                and Exercisable
--------------------------------------------------------------------------------
        Weighted
        Average                                                   Weighted
       Remaining                                                   Average
      Contractual              Range of           Number          Exercise
         Life               Exercise Price     Outstanding          Price
--------------------------------------------------------------------------------
          .67                $     4.875          26,400         $  4.875
          .67                       5.00           8,000             5.00
         1.67                      5.625          20,000            5.625
            5                  8.00-8.25          44,000             8.01
            6                      11.25           5,000            11.25
         7.25                      12.50           7,000            12.50
         7.25                       9.61          34,042             9.61

All options have been restated giving retroactive effect to the two for one stock split in 1998 and the business combination discussed in Note 2.


--------------------------------------------------------------------------------
1999 Annual Report and Form 10KSB

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Years Ended December 31, 1999, 1998 and 1997

NOTE 16:  DEFERRED COMPENSATION

UCB has entered into deferred compensation agreements with certain key employees, which provide benefits payable at age 65. The present value of the estimated liability is being accrued over the remaining years to the date when the employees are first eligible for the benefits. The deferred compensation charged to expense totaled $47,638 and $1,105 for the years ended December 31, 1999 and 1998, respectively. There was no deferred compensation expense for the year ended December 31, 1997.

NOTE 17:  RESTRICTIONS ON TRANSFERS TO PARENT

Transfers of funds from the banking subsidiaries to the Parent Company in the form of loans, advances and cash dividends, are restricted by federal and state regulatory authorities. As of December 31, 1999 the aggregate amount of unrestricted funds which could be transferred from the banking subsidiaries to the Parent Company without prior regulatory approval totaled $5,886,456 or 13.7% of the consolidated net assets.

NOTE 18:  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.

The Company's exposure to credit loss is represented by the contractual amounts of these instruments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 1999 and 1998, the following financial instruments were outstanding whose contract amounts represent credit risk:


                                                                               1999                  1998
--------------------------------------------------------------------------------------------------------------
                                                                                 (Dollars in Thousands)
Financial instruments whose contract amounts represent credit risk:
  Commitments to extend credit                                                 $ 45,212              $ 24,039
  Standby letters of credit                                                    $  3,538              $  3,445

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company, is based on management's credit evaluation of the customer. Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting those commitments if deemed necessary.

The Company maintains its cash accounts in other commercial banks. The amount on deposit with correspondent institutions at December 31, 1999, exceeded the insurance limits of the Federal Deposit Insurance Corporation by $5,640,371.

NOTE 19:  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:


--------------------------------------------------------------------------------
                                                         Atlantic Financial Corp

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Years Ended December 31, 1999, 1998 and 1997

Cash and Short-Term Investments
For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities
For securities held for investment purposes, fair values are based on quoted market prices or dealer quotes.

Loan Receivables
For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions adjusted for differences in loan characteristics. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits
The fair values disclosed for demand deposits (e.g., interest and non-interest checking, savings and certain types of money market accounts) are, by definition, equal to the amounts payable on demand at the reporting date (i.e, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Other Borrowed Funds
Fair values of other borrowings are estimated using the discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest
The carrying amounts of accrued interest approximates fair value.

Off-Balance-Sheet Financial Instruments
Commitments to extend credit were evaluated and fair value was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. The carrying amount of treasury, tax and loan deposits approximates the fair value.

The estimated fair value and related carrying amounts of the Company's financial instruments are as follows:

                                                          December 31,
------------------------------------------------------------------------------------
                                                   1999                  1998
                                           Carrying     Fair     Carrying     Fair
                                            Amount      Value     Amount      Value
------------------------------------------------------------------------------------
                                              (In Thousands)        (In Thousands)
Financial assets:
Cash and due from banks                    $ 17,487   $ 17,487   $ 11,782   $ 11,782
Federal funds sold                           22,577     22,577     29,524     29,524
Interest-bearing deposits in other banks      1,653      1,653       --         --
Securities                                   99,716     99,515     93,923     94,170
Loans, net                                  223,513    223,963    207,733    226,786
Accrued interest receivable                   3,004      3,004      2,982      2,982

Financial liabilities:
Deposits                                   $335,046   $335,244   $312,310   $317,852
Short-term borrowings                         2,976      2,909      1,589      1,602
Accrued interest payable                      1,195      1,195      1,086      1,086


--------------------------------------------------------------------------------
1999 Annual Report and Form 10KSB

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Years Ended December 31, 1999, 1998 and 1997

NOTE 20:  REGULATORY MATTERS

The Company (on a consolidated basis) and the Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors. Prompt corrective actions are not applicable to Bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that the Company and the Banks met all capital adequacy requirements to which they are subject.

As of December 31, 1999, the most recent notification from the Federal Reserve Bank categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Banks' category. The Company's and the Banks' actual capital amounts and the ratios as of December 31, 1999 and 1998 are also presented in the table.

                                                                                                            Minimum
                                                                                                           To Be Well
                                                                                                       Capitalized Under
                                                               Minimum Capital                         Prompt Corrective
                                Actual                           Requirement                           Action Provisions
------------------------------------------------------------------------------------------------------------------------------------
                           Amount     Ratio              Amount               Ratio                Amount              Ratio
------------------------------------------------------------------------------------------------------------------------------------
                                                           (Amount in Thousands)
As of December 31, 1999:
  Total Capital (to Risk
    Weighted Assets):
                                                  (more than             (more than
     Consolidated         $ 46,038    18.0%       or equal to)$ 20,418   or equal to)8.0%                    N/A
                                                  (more than             (more than         (more than             (more than
     PTB                  $ 20,142    12.8%       or equal to)$ 12,540   or equal to)8.0%   or equal to)$ 15,675   or equal to)10.0%
                                                  (more than             (more than         (more than             (more than
     UCB                  $ 21,542    20.2%       or equal to)   8,517   or equal to)8.0%   or equal to)$ 10,647   or equal to)10.0%
Tier 1 Capital (to Risk
  Weighted Assets):
                                                  (more than             (more than
   Consolidated           $ 43,374    17.0%       or equal to)$ 10,209   or equal to)4.0%                    N/A
                                                  (more than             (more than         (more than             (more than
    PTB                   $ 18,629    11.9%       or equal to)$  6,270   or equal to)4.0%   or equal to)$  9,405   or equal to) 6.0%
                                                  (more than             (more than         (more than             (more than
    UCB                   $ 20,041    18.8%       or equal to)$  4,259   or equal to)4.0%   or equal to)$  6,388   or equal to) 6.0%
Tier 1 Capital (to
  Average Assets):
                                                  (more than             (more than
   Consolidated           $ 43,374    11.4%       or equal to)$ 15,211   or equal to)4.0%                    N/A
                                                  (more than             (more than         (more than            (more than
    PTB                   $ 18,629     8.7%       or equal to)$  8,577   or equal to)4.0%   or equal to)$ 10,721  or equal to)5.0%
                                                  (more than             (more than         (more than            (more than
    UCB                   $ 20,041    12.2%       or equal to)$  6,593   or equal to)4.0%   or equal to)$  8,241  or equal to)5.0%
As of December 31, 1998:
Total Capital (to Risk
  Weighted Assets):
                                                  (more than             (more than
   Consolidated           $ 43,612    17.8%       or equal to)$ 19,577   or equal to)8.0%                    N/A
                                                  (more than             (more than         (more than            (more than
    PTB                   $ 18,304    12.9%       or equal to)$ 11,315   or equal to)8.0%   or equal to)$ 14,144  or equal to)10.0%
                                                  (more than             (more than         (more than            (more than
    UCB                   $ 19,713    19.1%       or equal to)$  8,238   or equal to)8.0%   or equal to)$ 10,298  or equal to)10.0%
Tier 1 Capital (to Risk
  Weighted Assets):
                                                  (more than             (more than
   Consolidated            $ 40,804    16.7%      or equal to)$  9,789   or equal to)4.0%                    N/A
                                                  (more than             (more than         (more than            (more than
    PTB                    $ 16,919    12.0%      or equal to)$  5,658   or equal to)4.0%   or equal to)$  8,486  or equal to)6.0%
                                                  (more than             (more than         (more than            (more than
    UCB                    $ 18,299    17.8%      or equal to)$  4,119   or equal to)4.0%   or equal to)$  6,178  or equal to)6.0%
Tier 1 Capital (to
  Average Assets):
                                                  (more than             (more than
   Consolidated            $ 40,804    11.6%      or equal to)$ 14,027   or equal to)4.0%                    N/A
                                                  (more than             (more than         (more than            (more than
    PTB                    $ 16,919     8.9%      or equal to)$  7,631   or equal to)4.0%   or equal to)$  9,539  or equal to)5.0%
                                                  (more than             (more than         (more than            (more than
    UCB                    $ 18,299    11.4%      or equal to)$  6,396   or equal to)4.0%   or equal to)$  7,995  or equal to)5.0%


--------------------------------------------------------------------------------
                                                         Atlantic Financial Corp

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Years Ended December 31, 1999, 1998 and 1997

NOTE 21:  PARENT COMPANY ONLY FINANCIAL STATEMENTS


                             ATLANTIC FINANCIAL CORP
                              (Parent Company Only)

Balance Sheets
                                                         December 31,
                                                     1999            1998
--------------------------------------------------------------------------------
Assets
  Cash and due from banks                       $  4,368,635    $  3,057,944
  Securities available for sale                         --           383,515
  Investment in subsidiaries                      38,084,314      37,209,677
  Bank premises and equipment                        128,490          19,432
  Intangibles, net                                   320,470         332,450
  Due from subsidiaries                                 --         2,997,626
  Other assets                                       681,513         131,889
--------------------------------------------------------------------------------
      Total assets                              $ 43,583,422    $ 44,132,533
================================================================================

Liabilities and Stockholders' Equity
Liabilities
  Dividends payable                             $    461,030    $    924,543
  Other liabilities                                   84,394          78,933
--------------------------------------------------------------------------------
      Total liabilities                         $    545,424    $  1,003,476
--------------------------------------------------------------------------------

Stockholders' Equity
  Preferred stock                               $       --      $       --
  Common stock                                    20,955,925      20,844,705
  Stock options                                        3,300           6,843
  Retained earnings                               23,438,166      21,047,709
  Accumulated other comprehensive income (loss)   (1,359,393)      1,229,800
--------------------------------------------------------------------------------
      Total stockholders' equity                $ 43,037,998    $ 43,129,057
--------------------------------------------------------------------------------
      Total liabilities and
        stockholders' equity                    $ 43,583,422    $ 44,132,533
================================================================================



--------------------------------------------------------------------------------
1999 Annual Report and Form 10KSB

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Years Ended December 31, 1999, 1998 and 1997

                             ATLANTIC FINANCIAL CORP
                              (Parent Company Only)

Statements of Income
                                                              Years Ended December 31,
                                                         1999           1998           1997
-----------------------------------------------------------------------------------------------
Income
  Dividends from subsidiaries                        $ 1,131,458    $ 4,153,067    $ 1,396,203
  Interest from subsidiaries                              22,272         86,521             --
  Other income                                           522,010        466,902        152,874
  Gain on sale of securities                                  --             --            800
-----------------------------------------------------------------------------------------------
                                                     $ 1,675,740    $ 4,706,490    $ 1,549,877
-----------------------------------------------------------------------------------------------
Expenses
  Salaries and benefits                              $   972,752    $        --    $        --
  Stockholder expenses                                    50,372         64,835         30,695
  Merger expenses                                             --        278,770             --
  Professional fees                                      192,452        112,219         64,172
  Insurance                                               23,910         49,907         34,163
  Printing and postage                                    17,086         30,523          5,505
  Directors' fees                                         76,673         38,751         35,000
  Miscellaneous                                          156,882        207,495         34,038
-----------------------------------------------------------------------------------------------
                                                     $ 1,490,127    $   782,500    $   203,573
-----------------------------------------------------------------------------------------------
         Net income before income tax
          benefit and undistributed
          equity in subsidiaries                     $   185,613    $ 3,923,990    $ 1,346,304

Income tax benefit                                      (299,975)        (4,254)       (16,328)
-----------------------------------------------------------------------------------------------

         Net income before undistributed
          earnings of subsidiaries                   $   485,588    $ 3,928,244    $ 1,362,632

Undistributed (distributed) equity in subsidiaries     3,454,787       (266,126)     2,697,795
-----------------------------------------------------------------------------------------------

         Net income                                  $ 3,940,375    $ 3,662,118    $ 4,060,427
===============================================================================================


--------------------------------------------------------------------------------
                                                         Atlantic Financial Corp

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Years Ended December 31, 1999, 1998 and 1997

                            ATLANTIC FINANCIAL CORP.
                              (Parent Company Only)

Statements of Cash Flows
Years Ended December 31, 1999, 1998 and 1997

                                                                             1999           1998           1997
-------------------------------------------------------------------------------------------------------------------

Cash Flows from Operating Activities
 Net income                                                              $ 3,940,375    $ 3,662,118    $ 4,060,427
 Adjustments to reconcile net income to net cash
  provided by operating activities:
    Amortization                                                              23,908         17,500             --
    Depreciation                                                              16,988         65,353          4,304
    Gain on sale of securities                                                    --             --           (800)
    Distributed (undistributed) earnings of subsidiaries                  (3,454,787)       266,126     (2,697,795)
    (Undistributed) earnings of equity investments                          (105,987)      (133,465)            --
    Deferred tax provision                                                     2,840             --             --
    (Increase) decrease in due from subsidiaries                           2,997,626     (2,450,710)      (309,683)
    (Increase) in other assets                                              (163,845)       (18,733)      (126,794)
    Increase (decrease) in other liabilities                                   2,621         78,933       (381,469)
-------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                          $ 3,259,739    $ 1,487,122    $   548,190
-------------------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities
 Purchase of interest in L.L.C.                                          $   (17,600)   $  (250,000)   $        --
 Purchase of securities available for sale                                        --             --       (100,000)
 Proceeds from sale of securities available for sale                         100,000             --        351,800
 Purchase of premises and equipment                                         (125,694)      (299,476)       (67,419)
-------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) investing activities                $   (43,294)   $  (549,476)   $   184,381
-------------------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities
 Cash dividends paid                                                     $(2,056,002)   $(1,170,133)   $  (803,138)
 Issuance of common stock                                                    249,992         20,963      3,347,835
 Acquisition of common stock                                                 (99,744)       (11,018)            --
-------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) financing activities                $(1,905,754)   $(1,160,188)   $ 2,544,697
-------------------------------------------------------------------------------------------------------------------

      Increase (decrease) in cash and cash equivalents                   $ 1,310,691    $  (222,542)   $ 3,277,268

Cash and Cash Equivalents
 Beginning                                                                 3,057,944      3,280,486          3,218
-------------------------------------------------------------------------------------------------------------------

 Ending                                                                  $ 4,368,635    $ 3,057,944    $ 3,280,486
-------------------------------------------------------------------------------------------------------------------

Supplemental Schedule of Noncash Investing Activities,
 contribution of premises and equipment to capital of a
 subsidiary bank                                                         $        --    $   277,806    $        --
===================================================================================================================



--------------------------------------------------------------------------------
1999 Annual Report and Form 10KSB

ATLANTIC FINANCIAL CORP BOARD OF DIRECTORS
-----------------------------------------------------------------------------------------------------------
Joseph A. Lombard, Jr., DDS - Chairman         J. Philip Bain, Jr.                 Harvey G. Pope
Owner                                          Partner                             Consultant
Lombard, Luckam & Smith                        T.L. Bain, L.P.                     Morven Peanut Shellers
                                                                                   Retired Owner
J. Russell West - Vice Chairman                Charles F. Dawson                   Hancock Peanut Co.
Owner                                          Partner
Ivor Furniture Company                         Bay Design Group, PC                William B. Savedge
                                                                                   Vice President
William J. Farinholt                           Robert D. Foster                    Manry Rawls Insurance Corp.
President & CEO                                President
Atlantic Financial Corp                        Tre-Suz-Ann Development             J. D. Spivey
President & CEO                                Foster Management Company           Retired Vice President
Peninsula Trust Bank                                                               Southampton Tractor Co., Inc.
                                               Harry M. Healy
Wenifred O. Pearce                             Retired President                   F. Bruce Stewart
Vice Chairman                                  Bailey Amusement Company            Attorney-at-Law
Chief Operating Officer                                                            Stewart & Stewart
Atlantic Financial Corp                        Hersey M. Mason, Jr.
Vice Chairman                                  President & CEO                     Thomas Z. Wilke
United Community Bank                          Mason Realty, Inc.                  Agent
                                                                                   State Farm Insurance

ATLANTIC FINANCIAL CORP OFFICERS
-----------------------------------------------------------------------------------------------------------
EXECUTIVE OFFICERS                             OFFICERS                            Pamela T. Ailsworth
                                                                                   Assistant Vice President
William J. Farinholt                           Diana K. Giles                      Internal Auditor
President & CEO                                Sr. Vice President
                                               MIS Officer                         Dennis S. Wilt
Wenifred O. Pearce                                                                 Assistant Vice President
Vice Chairman                                  Michelle D. Ammons                  Investment Officer
Chief Operating Officer                        Vice President
                                               Human Resources Officer
Kenneth E. Smith
Executive Vice President                       David C. Bonner, Jr.
Chief Financial Officer                        Vice President
Corporate Secretary                            Director of Internal Audit

D. Eugene Brittle                              Kathleen C. Healy
Executive Vice President                       Vice President
                                               Controller
ATLANTIC FINANCIAL CORP EMPLOYEES
-----------------------------------------------------------------------------------------------------------
D. Jeanne F. Burton                            Patricia A. Parks
Thayer E. Coven                                Christophor P. Rowe
Ilonka G. D'Azevedo                            Julie C. Soles
Ami S. Leaman                                  Jason E. Turner
Amy E. Mitchem

--------------------------------------------------------------------------------
42                                                       Atlantic Financial Corp

Item 13.

(a) Exhibits

Exhibit No.                              Document
-----------                              --------

3.1               Amended and Restated Articles of Incorporation of Atlantic Financial
                  Corp., incorporated by reference to Exhibit 3.1 of the Registrant's
                  Annual Report on Form 10-KSB for the year ended December 31, 1999 (the
                  "1998 Form 10-KSB").

3.2               Bylaws of Atlantic Financial Corp., incorporated by reference to
                  Exhibit 3.2 of the 1998 Form 10-KSB.

10.1              Mid-Atlantic Community BankGroup, Inc. 1998 Incentive Plan,
                  incorporated by reference to Exhibit 10.3 of the Registrant's
                  Registration Statement on Form S-4, Registration No. 333-62997, filed
                  September 4, 1998.

10.2              Employment Agreement, dated as of December 1, 1998, between Atlantic
                  Financial Corp. and William J. Farinholt., incorporated by reference to Exhibit 10.2 of the 1998 Form 10-KSB.

10.3              Employment Agreement, dated as of December 1, 1998, between Atlantic
                  Financial Corp. and Wenifred O. Pearce., incorporated by reference to
                  Exhibit 10.3 of the 1998 Form 10-KSB.

10.4              Employment Agreement, dated as of December 1, 1998, between Atlantic
                  Financial Corp. and Kenneth E. Smith., incorporated by reference to
                  Exhibit 10.4 of the 1998 Form 10-KSB.

10.5              Employment Agreement, dated as of December 1, 1998, between Atlantic
                  Financial Corp. and D. Eugene Brittle., incorporated by reference to
                  Exhibit 10.5 of the 1998 Form 10-KSB.

21                Subsidiaries of the Registrant.
27                Financial Data Schedule (filed electronically only).

(b) Reports on Form 8-K  -- None

                                                                      Appendix V


                        ===============================


                            Atlantic Financial Corp
                                   Form 10-Q
                      FOR THE QUARTER ENDED JUNE 30, 2000

                       ===============================

                                     10-Q
                        10-Q - Atlantic Financial Corp


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 10-Q


[X] QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2000
                               -------------

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________


                        Commission file number 0-21285
                                               -------

                            ATLANTIC FINANCIAL CORP
            (Exact Name of Registrant as Specified in its Charter)


              VIRGINIA                                   54-1809409
-----------------------------------         ------------------------------------
    (State or Other Jurisdiction            (I.R.S. Employer Identification No.)
 of Incorporation or Organization)


                         737 J. Clyde Morris Boulevard
                         Newport News, Virginia 23601
                   ----------------------------------------
                   (Address of Principal Executive Offices)

                                (757) 595-7020
         ------------------------------------------------------------
             (Registrant's Telephone Number, Including Area Code)

--------------------------------------------------------------------------------
             (Former Name, Former Address and Former Fiscal Year,
                         If Changed Since Last Report)


Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes_X_. No ___.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of June 30, 2000.


                     Common stock, $5 par value--4,168,185
                     -------------------------------------

                                     INDEX

ATLANTIC FINANCIAL CORP                                                Page No.

Part I.   Financial Information

          Item 1.  Financial Statements
                   Consolidated Balance Sheets--
                     June 30, 2000 and December 31, 1999                       3

                   Consolidated Statements of Income--
                     Six months ended June 30, 2000 and 1999                   4
                     Three months ended June 30, 2000 and 1999

                   Consolidated Statements of Stockholders' Equity--
                     Six months ended June 30, 2000 and 1999               5 - 6

                   Consolidated Statements of Cash Flows--
                     Six months ended June 30, 2000 and 1999                   7

                   Notes to Consolidated Financial Statements             8 - 11

          Item 2.  Management's Discussion and Analysis of Financial
                     Condition and Results of Operations                 12 - 16

          Item 3.  Quantitative and Qualitative Disclosures About
                     Market Risk                                         16 - 17

Part II.  Other Information:                                             18 - 19

          Item 1.  Legal Proceedings
          Item 2.  Changes in Securities and Use of Proceeds
          Item 3.  Defaults Upon Senior Securities
          Item 4.  Submission of Matters to a Vote of Security Holders
          Item 5.  Other Information
          Item 6.  Exhibits and Reports on Form 8-K

Signatures

                          PART I. FINANCIAL INFORMATION

Item 1.  FINANCIAL STATEMENTS

                             ATLANTIC FINANCIAL CORP
                           CONSOLIDATED BALANCE SHEETS
                            (In Thousands of Dollars)

                                                           (Unaudited)
                                                             June 30,             December 31,
ASSETS:                                                        2000                   1999
                                                           -------------         -------------
    Cash and due from banks                                  $  14,111             $  17,486
    Interest-bearing deposits in other banks                     1,885                 1,653
    Securities available for sale                               99,232                89,729
    Securities held to maturity (fair value of
        $9,373 and $9,786, respectively)                         9,609                 9,987
    Federal funds sold                                          16,351                22,577
    Loans, net                                                 227,694               223,513
    Premises and equipment                                      10,044                10,481
    Other real estate owned                                        246                   550
    Accrued interest receivable                                  3,153                 3,004
    Intangibles, net                                               980                 1,023
    Other assets                                                 3,996                 3,306
                                                             ---------             ---------
          TOTAL ASSETS                                       $ 387,301             $ 383,309
                                                             =========             =========

LIABILITIES:
    Deposits
      Non-interest bearing                                   $  55,694             $  52,026
      Interest-bearing                                         283,161               283,020
                                                             ---------             ---------
       TOTAL DEPOSITS                                          338,855               335,046
    Short-term borrowings                                        1,918                 2,976
    Accrued interest payable                                     1,243                 1,195
    Other liabilities                                            1,547                 1,054
                                                             ---------             ---------
          TOTAL LIABILITIES                                    343,563               340,271
                                                             ---------             ---------

STOCKHOLDERS' EQUITY:
    Preferred stock; $1 par value per share;
     authorized 1,000,000 shares; no shares
     issued and outstanding                                  $      --             $      --
    Common stock; $5 par value per share;
     authorized 20,000,000 shares; issued and
     outstanding 4,168,185 and 4,191,185
     shares, respectively                                       20,841                20,956
    Stock options                                                    1                     3
    Retained earnings                                           24,531                23,438
    Accumulated other comprehensive
      income, net                                               (1,635)               (1,359)
                                                             ---------             ---------
          TOTAL STOCKHOLDERS' EQUITY                            43,738                43,038
                                                             ---------             ---------
          TOTAL LIABILITIES AND
            STOCKHOLDERS' EQUITY                             $ 387,301             $ 383,309
                                                             =========             =========

Notes to financial statements are an integral part of these statements.

                           ATLANTIC FINANCIAL CORP.
                       CONSOLIDATED STATEMENTS OF INCOME
                           (In Thousands of Dollars)
                                  (Unaudited)

                                               Three Months Ended             Six Months Ended
                                                     June 30,                      June 30,
                                               2000           1999            2000          1999
                                               ----           ----            ----          ----
INTEREST INCOME:
Loans and Fees                              $    5,526     $    5,244     $   10,946     $   10,323
Federal Funds Sold                                 242            290            543            590
Interest on Deposits at Other Banks                 27             20             41             26
Investment Securities                            1,764          1,458          3,413          2,828
                                            ----------     ----------     ----------     ----------
   Total Interest Income                         7,559          7,012         14,943         13,767

INTEREST EXPENSE:
Interest on deposits                             3,188          3,020          6,360          5,977
Interest on federal funds purchased
 and other borrowings                               24             26             45             42
                                            ----------     ----------     ----------     ----------
   Total Interest Expense                        3,212          3,046          6,405          6,019
                                            ----------     ----------     ----------     ----------
   Net Interest Income                           4,347          3,966          8,538          7,748

PROVISION FOR LOAN
AND LEASE LOSSES                                   130            137            200            209
                                            ----------     ----------     ----------     ----------
   Net Interest Income After
   Provision for Loan
   and Lease Losses                              4,217          3,829          8,338          7,539

OTHER INCOME:
Service Charges & Fees                             488            408            931            846
Securities Gains (Losses)                            5              1              5              1
Other income                                       131            107            261            215
                                            ----------     ----------     ----------     ----------

   Total Other Income                              624            516          1,197          1,062

OTHER EXPENSES:
Salaries & Employee Benefits                     1,720          1,606          3,441          3,136
Occupancy Expenses                                 243            238            493            469
Furniture & Equipment Expenses                     469            439            924            830
Other Operating Expenses                           649            766          1,348          1,516
                                            ----------     ----------     ----------     ----------
   Total Other Expenses                          3,081          3,049          6,206          5,951
                                            ----------     ----------     ----------     ----------
Income Before Income Taxes                       1,760          1,296          3,329          2,650
Applicable Income Taxes                            493            335            915            691
                                            ----------     ----------     ----------     ----------
   Net Income                               $    1,267     $      961     $    2,414     $    1,959
                                            ==========     ==========     ==========     ==========

    Earnings Per Share, Basic                      .31            .23            .58            .47
                                            ==========     ==========     ==========     ==========
    Earnings Per Share, Assuming
    Dilution                                       .30            .23            .57            .46
                                            ==========     ==========     ==========     ==========

Notes to financial statements are an integral part of these statements.

                             ATLANTIC FINANCIAL CORP
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    For the six months ended June 30, 2000
                            (In Thousands of Dollars)
                                   (Unaudited)

                                                                                            Accumulated
                                                                                            Other
                                                  Common      Stock             Retained    Comprehensive   Comprehensive
                                                   Stock    Options   Surplus   Earnings    Income          Income          Total
                                                   -----    -------   -------   --------    ------          ------          -----
Balance, January 1, 2000                         $20 956         $3       --     $23 438    ($1 359)                      $43 038
Comprehensive Income:
   Net Income                                         --         --       --       2 414         --        $2 414           2 414
   Other comprehensive income:
     Unrealized holding gains (losses) on
     securities available for sale arising
     during the period, net of tax of $94                                                                    (276)             --
                                                                                                           ------
   Other comprehensive income, net of tax             --         --        --         --       (276)         (276)           (276)
                                                                                                           ------
   Total comprehensive income                         --         --        --         --                   $2 138              --
                                                                                                           ======

Exercise of stock options                            119         (2)       --         --         --                           117
Purchase of common stock                            (234)        --        --       (359)        --                          (593)
Cash dividends                                        --         --        --       (962)        --                          (962)
                                                 -------        ---    ------    -------     ------                       -------
Balance, June 30, 2000                           $20 841         $1    $  --     $24 531    ($1 635)                      $43 738
                                                 ===================================================                      =======



Notes to financial statements are an integral part of these statements.

                             ATLANTIC FINANCIAL CORP
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     For the six months ended June 30, 1999
                            (In Thousands of Dollars)
                                   (Unaudited)

                                                                                            Accumulated
                                                                                            Other
                                                  Common      Stock             Retained    Comprehensive   Comprehensive
                                                   Stock    Options   Surplus   Earnings    Income          Income         Total
                                                   -----    -------   -------   --------    ------          ------         -----
Balance, January 1, 1999                         $20 845         $6        --    $21 048    $1 230                         $43 129
Comprehensive Income:
   Net Income                                         --         --        --      1 959        --          $1 959           1 959
   Other comprehensive income:
     Unrealized holding gains (losses) on
     securities available for sale arising
     during the period, net of tax of $153
                                                                                                            (1 452)             --
                                                                                                            ------
   Other comprehensive income, net of tax             --         --        --         --    (1 452)         (1 452)         (1 452)
                                                                                                            ------
   Total comprehensive income                         --         --        --         --                    $  507              --
                                                                                                            ======
Exercise of stock options                            127         (2)       --         --        --                             125
Purchase of common stock                             (11)        --        --        (26)       --                             (37)
Cash dividends                                        --         --        --       (754)       --                            (754)
                                                     ---        ---       ---      -----       ---                             ---
Balance, June 30, 1999                           $20 961         $4    $   --    $22 227     ($222)                        $42 970
                                                 ==================================================                        =======


Notes to financial statements are an integral part of these statements.

                             ATLANTIC FINANCIAL CORP
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (In Thousands of Dollars)
                                   (Unaudited)

                                                                              Six Months Ended
                                                                                   June 30,
                                                                            -----------------------

                                                                               2000          1999
                                                                               ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net Income                                                               $   2 414     $   1 959
   Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation                                                                 654           337
     Provision for loan losses                                                    200           209
     Amortization of premiums, net                                                 34            47
     (Gain) loss on sale of securities available for sale                          (5)           (1)
     (Gain) loss on sale of other real estate                                      28           (14)
     (Gain) loss on sale of premises and equipment                                 --            (1)
     Changes in operating assets and liabilities:
       Decrease (increase) in accrued interest receivable                        (149)           36
       Decrease (increase) in other assets                                       (548)          327
       Increase in accrued interest payable                                        48            27
       Increase in other liabilities                                              453           334
                                                                            ---------     ---------
          Net Cash Provided by Operating Activities                         $   3 129     $   3 260
                                                                            ---------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Net (increase) decrease in loans                                            (4 458)      (13 073)
   Purchase of securities available for sale                                  (17 424)      (23 779)
   Proceeds from sales of securities available for sale                           427         1 619
   Proceeds from calls and maturities of securities available for sale          7 049        10 376
   Proceeds from calls and maturities of securities held to maturity              376         3 114
   Purchase of premises and equipment                                            (174)         (323)
   Proceeds from sales of premises and equipment                                   --             1
   Proceeds from sales of other real estate                                       353            79
                                                                            ---------      --------
          Net Cash (Used In) Investing Activities                            ($13 851)     ($21 986)
                                                                            ---------      --------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Increase in deposits                                                     $   3 809     $  13 936
   Issuance of common stock                                                       117           127
   Repurchase of common stock                                                    (593)          (36)
   Proceeds from long-term debt                                                    --         1 550
   Net increase (decrease) in short-term borrowings                            (1 058)         (439)
   Cash dividends paid                                                           (922)       (1 302)
                                                                            ---------     ---------
          Net Cash Provided by Financing Activities                         $   1 353     $  13 836
                                                                            ---------     ---------

            Net Increase In Cash and Cash Equivalents                       ($  9 369)    ($  4 890)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                                41 716        41 306
                                                                            ---------     ---------
CASH AND CASH EQUIVALENTS - END OF PERIOD                                   $  32 347     $  36 416
                                                                            =========     =========

Notes to financial statements are an integral part of these statements.

                             ATLANTIC FINANCIAL CORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

1.    General

      The consolidated statements include the accounts of Atlantic Financial Corp and its subsidiaries, Peninsula Trust Bank, Inc. (PTB) and United Community Bank (UCB). All significant intercompany balances and transactions have been eliminated. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial positions as of June 30, 2000 and December 31, 1999, and the results of operations and cash flows for the six months ended June 30, 2000 and 1999.

      The results of operations for the six months ended June 30, 2000 and 1999 are not necessarily indicative of the results to be expected for the full year.

2.    Investment Securities

      Amortized cost and carrying amount (estimated fair value) of securities available for sale are summarized as follows:

                                                                   June 30, 2000
                                                  ---------------------------------------------------
                                                                    Gross          Gross    Estimated
                                                   Amortized   Unrealized     Unrealized       Market
                                                        Cost        Gains       (Losses)        Value
                                                  ---------------------------------------------------
                                                                (In Thousands of Dollars)
US Treasury Securities                                  100            --            (1)          99
US Government and federal agencies                   28 821            10        (1 235)      27 596
States and local governments                         31 619            65          (745)      30 939
Mortgage-backed securities                           28 073            16          (836)      27 253
Corporate debt obligations                            4 548            --          (227)       4 321
Collateralized mortgage obligations                   2 837             2           (45)       2 794
Restricted stocks                                     1 205            --            --        1 205
Other securities                                      4 507           957          (439)       5 025
                                                  ---------     ---------     ----------    --------
                                                  $ 101 710     $   1 050     $  (3 528)    $ 99 232
                                                  =========     =========     ==========    ========

      Amortized cost and carrying amount (estimated fair value) of securities held to maturity are summarized as follows:

                                                                   June 30, 2000
                                                 ----------------------------------------------------
                                                                    Gross          Gross    Estimated
                                                   Amortized   Unrealized     Unrealized       Market
                                                        Cost        Gains       (Losses)        Value
                                                 ----------------------------------------------------
                                                                (In Thousands of Dollars)
US Government and federal agencies                    2 343            --          (113)        2 230
States and local governments                          5 503             5           (72)        5 436
Mortgage-backed securities                            1 763            --           (56)        1 707
                                                   --------         -----       --------     --------
                                                   $  9 609         $   5       $  (240)     $  9 373
                                                   ========         =====       ========     ========

                             ATLANTIC FINANCIAL CORP
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
                                   (Unaudited)

      Securities available for sale at December 31, 1999 consist of the following:

                                                                    Gross          Gross    Estimated
                                                   Amortized   Unrealized     Unrealized       Market
                                                        Cost        Gains       (Losses)        Value
                                                  ---------------------------------------------------
                                                                (In Thousands of Dollars)
US Treasury Securities                                  857             1            (3)         855
US Government and federal agencies                   27 392             8        (1 126)      26 274
State and local governments                          30 278           100          (706)      29 672
Mortgage-backed securities                           22 289            --          (889)      21 400
Corporate debt obligations                            4 149            --          (119)       4 030
Collateralized mortgage obligations                   1 780            --           (30)       1 750
Restricted stocks                                     1 205            --             --       1 205
Other securities                                      3 839           791           (87)       4 543
                                                  ---------       -------     ----------    --------
                                                  $  91 789       $   900     $  (2 960)    $ 89 729
                                                  =========       =======     ==========    ========

      Securities held to maturity at December 31, 1999 consist of the following:

                                                                    Gross          Gross    Estimated
                                                   Amortized   Unrealized     Unrealized       Market
                                                        Cost        Gains       (Losses)        Value
                                                   --------------------------------------------------
                                                                (In Thousands of Dollars)
US Government and federal agencies                    2 593            --          (102)       2 491
State and local governments                           5 549            14           (55)       5 508
Mortgage-backed securities                            1 845            --           (58)       1 787
                                                   --------       -------       --------    --------
                                                   $  9 987       $    14       $  (215)    $  9 786
                                                   ========       =======       ========    ========

                                                         Six Months Ended
                                                             June 30,
                                                   -----------------------------
                                                     2000                 1999
                                                   ---------           ---------
                                                     (In Thousands of Dollars)

Gross proceeds from sales of securities                  422               1 619
                                                   =========           =========
Gross Gains on Sale of Securities                          5                   3
Gross Losses on Sale of Securities                        --                   3
                                                   ---------           ---------
  Net Securities Gains (Losses)                            5                  --
                                                   =========           =========

                             ATLANTIC FINANCIAL CORP
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
                                   (Unaudited)

3.    Loans

      Major classifications of loans are as follows:

                                                                   June 30,          December 31,
                                                                    2000                 1999
                                                                 -----------          -----------
                                                                     (In Thousands of Dollars)
Commercial (except those secured by real estate)                      32 076               31 824
Agriculture (except those secured by real estate)                      5 988                5 066
Real estate mortgage:
   Construction and land development                                  18 176               15 995
   Residential (1-4 family)                                           57 620               57 089
   Home equity lines                                                  17 453               16 663
   Commercial                                                         58 220               58 064
   Agricultural                                                        4 711                5 067
Loans to individuals for household,
 family and other consumer expenditures                               36 006               36 497
All other loans                                                          609                  475
                                                                 -----------          -----------
                                                                     230 859              226 740
Less unearned income                                                    (537)                (564)
                                                                 -----------          -----------
Less allowance for loan losses                                        (2 628)              (2 663)
                                                                 -----------          -----------
Loans, net                                                          $227 694             $223 513
                                                                 ===========          ===========

      The following schedule summarizes the changes in the allowance for loan and lease losses:

                                                  Six Months           Six Months
                                                    Ended                Ended
                                                   June 30,             June 30,           December 31,
                                                     2000                 1999                1999
                                                   --------             --------            --------
                                                                (In Thousands of Dollars)
Balance at beginning of year                          2 663                2 424               2 424
Provision for loan losses                               200                  209                 505
Recoveries                                               98                  181                 257
Charge-offs                                            (333)                (198)               (523)
                                                   --------             --------            --------
Balance at end of period                           $  2 628             $  2 616            $  2 663
                                                   ========             ========            ========

      Nonperforming assets consist of the following:

                                                   June 30,         December 31,
                                                     2000               1999
                                                   --------           -------
                                                    (In Thousands of Dollars)

Nonaccrual Loans                                      1 606               632
Restructured Loans                                       --                --
                                                   --------           -------
Nonperforming Loans                                   1 606               632
Foreclosed Properties                                   246               550
                                                   --------           -------
Nonperforming Assets                               $  1 852           $ 1 182
                                                   ========           =======

      Total loans past due 90 days or more and still accruing were $755 on June 30, 2000 and $622 on December 31, 1999.

                            ATLANTIC FINANCIAL CORP
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
                                  (Unaudited)


4.    Earnings Per Share

      The following shows the weighted average number of shares used in computing earnings per share and the effect on weighted average number of shares of diluted potential common stock income available to common shareholders.

                                                        June 30, 2000                      June 30, 1999
                                                        -------------                      -------------
                                                                 Per Share                          Per Share
                                                    Shares          Amount               Shares        Amount
                                                    ------          ------               ------        ------
Basic Earnings Per Share                         4 184 622         $   .58            4 185 685       $   .47

Effect of dilutive securities:
  Nonemployee directors' stock options              10 606                               20 796
  Employee incentive stock options                  41 119                               59 500
                                                 ---------                            ---------

Diluted Earnings Per Share                       4 236 347         $   .57            4 265 981       $   .46
                                                 =========         =======            =========       =======


5.    Capital Requirements

      A comparison of the Company's capital as of June 30, 2000 with the minimum requirements is presented below:

                                                       Minimum
                                      Actual         Requirements
                                      ------         ------------
Tier I Risk-based Capital             17.02%            4.00 %
Total Risk-based Capital              18.03%            8.00 %
Leverage Ratio                        11.81%            4.00 %

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
           AND RESULTS OF OPERATIONS

Forward-Looking Statements
--------------------------

Certain information contained in this report may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are generally identified by phrases such as "the Company expects," "the Company believes" or words of similar import. Such forward-looking statements involve known and unknown risks including, but not limited to, changes in general economic and business conditions, interest rate fluctuations, competition within and from outside the banking industry, new products and services in the banking industry, risk inherent in making loans such as repayment risks and fluctuating collateral values, problems with technology utilized by the Company, changing trends in customer profiles and changes in laws and regulations applicable to the Company. Although the Company believes that its expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

General
-------

The following discussion presents management's discussion and analysis of the consolidated financial condition and results of operations of Atlantic Financial Corp (the "Company") as of the dates and for the periods indicated. This discussion should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto and other financial data appearing elsewhere in this report.

The consolidated financial statements include the accounts of the Company and its wholly-owned banking subsidiaries, Peninsula Trust Bank and United Community Bank, the successor of the merger of The Bank of Franklin and The Bank of Sussex and Surry. Contributions from the Company's 51% membership interest in Johnson Mortgage Co. LLC are also reflected in the financial results.

In July 2000, the Company signed a definitive agreement to affiliate with F&M National Corporation of Winchester, Virginia. Additional information on this affiliation appears in Part II, Item 5, below.

Results of Operations

Earnings
--------

         Quarterly performance comparison
         --------------------------------

Net income for the second quarter ended June 30, 2000 totaled $1,267,000, compared to $961,000 for the same period in 1999. This performance not only represented an impressive 31.8% increase in absolute dollars, but, expressed as earnings per share (EPS), also represented $.30 compared to $.23 for the same period in 1999, a 30.4% increase. Both of these performance measures were historical highs for the Company. Return on average total assets (ROA) for the current quarter equaled 1.34% on an annualized basis, which compared favorably to the 1.05% level for the same period in 1999. Sequential quarter comparison was also favorable as the current quarter displayed a 10.5% increase in dollars, 11.1% increase in EPS, and 10.7% increase in ROA compared to the first quarter of this year.

Net interest income (tax equivalent interest income less interest expense) for the second quarter 2000 totaled $4.3 million (a 9.6% increase over the second quarter 1999 and a 3.7% increase over the first quarter 2000). The largest contributor to the improved net interest earnings was interest income from investment activities, which demonstrated a 15.0% increase over the second quarter 1999. The Company continued its efforts to invest the excess liquid funds accumulated as a part of Year 2000

(Y2K) liquidity planning during 1999. The net interest margin (tax equivalent net interest income expressed as a percentage of average earning assets) increased from 4.77% in the second quarter 1999 to 5.13% in the second quarter 2000, continuing a positive trend evidenced by the 4.96% reported for the first quarter of 2000. The average yield on interest earning assets increased 48 basis points during a time when the average rate on interest bearing liabilities increased only 19 basis points. As a result, the 7.80% increase in interest income for the second quarter 2000 more than compensated for the 5.45% increase in interest expense for the same period. The Company's balance sheet continues to be asset sensitive as related to its interest sensitivity position; that is, its assets re-price more quickly than its liabilities. Since June 1, 1999 the Federal Reserve Board has increased short-term interest rates 175 basis points in six separate rate adjustments. The Company enjoyed more rapid increase in interest income than the corresponding increase in interest expense during this period.

Non-interest income for the current quarter increased 20.9% over the same quarter in 1999. As discussed in its Annual Reports on Form 10-KSB and Quarterly Reports on Form 10-QSB and 10-Q for previous periods, the Company has taken certain initiatives to expand non-interest opportunities. These initiatives have included offering mortgage and investment services. The Company has performed extensive review of its services, particularly in the areas of ATM activities and deposit account overdraft charges. Various increase adjustments have been made in these areas to more closely cover associated operational costs, as well as reflect pricing of competitor institutions. Service charges on deposit accounts demonstrated a 19.8% increase for the current quarter compared to the second quarter 1999, while other miscellaneous income (primarily other customer service fees) increased 22.4% for the same comparative interim period.

Non-interest expense for the second quarter 2000 totaled $3.1 million, compared to $3.0 million in the second quarter 1999, a 1.1% increase. This result is a positive trend relative to the 9.6% increase in net interest income discussed above. Additionally, as discussed in the Company's Quarterly Report on Form 10-QSB for the period ended June 30, 1999, the $3.0 million figure equaled a 17.4% increase over the same period in 1998. This trend demonstrates the Company's ability to more efficiently control expenses in this area after several growth initiatives (merger and branch openings) and technology advancements in 1998. Other miscellaneous expenses reflected a decrease of 15.2% when comparing the second quarters of 2000 and 1999.

         Six month, year to date comparative performance
         -----------------------------------------------

For the six months ended June 30, 2000, net income of $2.4 million constituted an EPS of $.57, fully diluted, representing impressive 23.2% and 23.9% increases, respectively, over these same measures for the corresponding period in 1999. The improving total net income continues to be a story of balanced performance throughout the income statement. A 6.4% increase in interest expense was adequately offset by an 8.5% interest income increase, resulting in a 10.2% improvement of net interest income. A 12.7% improvement in non-interest income was impressive in the face of a 4.3% increase in non-interest expense. Improved performance was also evidenced by the 1.27% ROA for the current period compared to 1.08% for the same period in 1999.

Improvement in net interest income for the current six months mirrored the quarterly analysis discussed above. Investment activities demonstrated a 16.1% increase over the same period in 1999. Overnight and short-term maturing investments were employed in longer term higher yielding securities, enhancing the overall yield of the investment portfolio. Interest income on loans moved more in step with cost of funds interest expense reflecting 6.0% and 6.4% increases, respectively. The net interest margin grew from 4.82% for the period ended June 30, 1999 to 5.04% for the current period end.

Non-interest income year to date, similar to the second quarter's analysis above, reflected an improvement that was driven by increased service charges on deposit accounts, other customer fees, and fees from investment services. The investment services area produced year-to-date net income of $75,000, while the mortgage banking affiliate recorded a modest year-to-date net loss of $34,000 due to reduced production in the refinance area as interest rates have risen.

The modest increase in non-interest expense was the result of management's restrictive and even reduction-minded practices over all areas of overhead expenses.

Effects of Inflation
--------------------

Interest rates are affected by inflation, but the timing and magnitude of the changes may not coincide with changes in the consumer price index. Management actively monitors interest rate sensitivity, utilizing multiple tools such as Gap Analysis in order to minimize the effects of inflationary trends on interest rates. Other areas of non-interest expenses such as personnel costs, costs of computer hardware and software, and even fuel costs may be more directly affected by inflation. There have been no material inflationary effects during the past three years.

Financial Condition

The Company experienced a flat balance sheet during the first half of 2000, with total assets increasing $4.0 million, or 1.0% over December 31, 1999. Historically, the first quarter has less growth than any other quarters, due in part to a segment of the deposit base reflecting cyclical growth in the fourth quarter followed by balance shrinkage during the first quarter. The second quarter saw continuation of intense competitive pressure on certificate of deposit (CD) interest rates. Some of this pressure has driven rates higher than management considers prudent within the Company's balance sheet strategy and has resulted in moderate run-off of maturing CDs. Minimal growth was funded with new non-interest bearing deposits, which reflected a $3.7 million, or 7.1%, increase for the six months ending June 30, 2000.

Loan demand increased moderately during the first six months, evidenced by net loans increasing $4.2 million, or 1.9%, from December 31, 1999. Competition for loans intensified primarily relative to pricing as all banks in the Company's trade area were experiencing similar moderation in overall loan demand. The Company has been reluctant to match all competitor pricing bids when the credit quality does not match the pricing structure. This reluctance is particularly acute in the face of the intense competition for deposits noted above and the associated funding challenges. The underwriting practices of the Company continue to emphasize the relationship between risk and rate in pricing considerations, rather than responding to pressures from competitor pricing. Also, as noted above, current pressure on funding sources will cause the Company to be more selective in loan approvals, attempting to maximize yield and credit quality.

The Company maintained during the second quarter its practice of selling Federal funds, having sold continuously on a daily basis in amounts averaging $15.4 million, or 4.07% of average total assets. These figures compare to $24.0 million and 6.52%, respectively, for the second quarter 1999. The quarter-end balance of $16.4 million represented a $6.2 million (or 27.6%) decrease from December 31, 1999.

The level of the investment account increased approximately $9.1 million (9.2%) during the first six months of 2000, ending the period at $108.8 million or 28.1% of total assets. The portfolio was used to absorb some of the excess Y2K liquidity that built up during 1999. The portfolio is comprised of less than 1% US Treasuries, 56% US government agencies, mortgage-backed securities and collateralized mortgage obligations, 33% state, county and municipal governments and 10% other debt and equity securities.

The Financial Accounting Standards Board (FASB) Statement 115 stipulated the way in which banks must classify and account for their securities portfolio, beginning with the first quarter of 1994. Securities are classified as Investment Securities when management has both the intent and the ability at the time of purchase to hold the securities until maturity. Investment Securities are carried at cost adjusted for amortization of premiums and accretion of discounts. Securities that are held for an indefinite period of time are classified as Securities Available for Sale and are marked to market at each financial reporting date, or at each month-end. Securities Available for Sale include securities that may be sold in response to changes in interest rates, changes in the security's prepayment risk, increases in loan demand, general liquidity needs and other similar factors. Management utilizes several tools for the measurement of three critical elements in portfolio performance: interest rate risk, call and/or extension risk and maturity distribution. With better tools to monitor duration, long-term earnings performance of the portfolio is expected to demonstrate improved stability over varying interest rate cycles. These parameters will also draw a tighter relationship between effective modified duration (EMD) and bond convexity. Convexity measures the percentage amount of portfolio price appreciation if interest rates fall 1% relative to the percentage of price depreciation if interest rates rise 1%. The more a bond declines relative to its depreciation, the higher the negative convexity and, consequently, the more potential call and extension risk that bond is likely to have. Relative to the current EMD, management is targeting an overall portfolio negative convexity of not more than .70. Currently, the portfolio's negative convexity is slightly below this target level.

Deposits represent 98.6% of total liabilities of the Company, including non-interest bearing checking accounts, which represent 16.4% of total deposits on June 30, 2000. Short-term borrowings of $1.9 million reflected a $1.1 million (35.6%) decline from December 31, 1999. The decrease was represented primarily ($.9 million) by a reduction in retail repurchase agreements (securities sold under agreements to repurchase). The decline is considered cyclical and of no concern.

Provision / Allowance for Loan Losses & Asset Quality
-----------------------------------------------------

Asset quality continues to be sound with problem credits considered to be at satisfactory and manageable levels. Total loans past due 30 days or more equaled $4.9 million (2.1% of total outstandings). Included in the 30 day total are $755,000, which are 90 days or more past due and still accruing interest. Non-accrual loans totaled $1.6 million at June 30, 2000, which represented 0.7% of total outstanding loans and 61.1% of the loan loss reserve. Foreclosed properties totaled $246,000 at June 30, 2000, with potential losses expected to be minimal. Trends in this area have been relatively stable during the past six months.

During the second quarter of 2000, the Company expensed $130,000 as provision for possible loan losses. This amount was added to the Allowance for Loan and Lease Losses (ALLL), while gross charge-offs for the quarter were $179,000 and total recoveries were $63,000.

The provision reflects management's assessment of the adequacy of the ALLL to absorb losses inherent in the loan portfolio due to deterioration of borrowers' financial condition or changes in overall risk profile. Overall risk profile considers several factors, as appropriate, such as historical credit loss experience, current economic conditions, the composition of the total loan portfolio and assessments of individual credits within specific loan types.
The ALLL equaled $2.6 million June 30, 2000, or 1.14% of total outstanding loans. Additionally, the Company's use of a documented system for internal loan classifications more accurately identifies ongoing credit risk imbedded within the loan portfolio. Classifications are assigned a risk rating with a corresponding percentage of the current balance considered in the ALLL depending on the severity of the risk. The results of the self classification system are compared to the ALLL each month, reviewed by Senior Management, and reported to the Board of Directors. The June 30, 2000 evaluation indicates that the ALLL is sufficient to safeguard the Company in light of known or identified potential loan loss risks.

The Company has two defaulted investment securities for which no interest is being accrued. The bonds were originally issued by an Industrial Development Authority (IDA) with a "Support Agreement" included from the municipality for which the IDA was formed. The municipality has indicated that it will honor its commitment upon completion of the IDA selling all of the assets of the project for which the bonds were originally issued. It is anticipated that this will return all principal plus interest at the bond's stated coupon rate through the date of payment by the municipality, with no loss. No reserve has been established by the Company; however, the combined outstanding balance of the two securities ($151,000 as of June 30, 2000) has been carried in a non-accruing status since the fourth quarter 1999.

Capital and Liquidity
---------------------

Equity capital at June 30, 2000 totaled $43.7 million, representing 11.3% of total assets, compared to $43.0 million as of December 31, 1999. Exclusive of adjustments for unrealized gains/losses on securities classified as available for sale, total equity equaled $45.4 million or 11.7% of total assets, compared to $44.4 million at December 31, 1999. This level is adequate to support both current operations, as well as asset growth to a level in excess of $500 million without external augmentation.

Pursuant to the Company's Share Repurchase Plan, the Company purchased 31,000 shares during the current quarter for a total of $386,900. Since this Plan's adoption in 1999, 52,900 shares totaling $692,744 have been repurchased. The Plan originally provided for up to 100,000 shares to be repurchased in an amount not to exceed $2,000,000. Pursuant to the announced plan of merger with F&M National Corporation, the Share Repurchase Plan has been suspended and will be terminated during the third quarter, with no further shares being repurchased.

Liquidity is provided by both excess funds in the form of Federal funds sold and access to the Federal funds market through the purchase of Federal funds from correspondent banks. The Company maintains deposit relationships with several correspondent banks that include commitments through various lines of credit for short-term borrowing needs. Federal funds sold equaled 13.3% of total demand deposits at June 30, 2000. The Company, through two of its subsidiary banks, is a member of the Federal Home Loan Bank of Atlanta. This membership affords the Company various credit vehicles. The level of balance sheet liquidity and available credit facilities is considered adequate to meet anticipated deposit withdrawals and expected loan demand from normal operations. With the described external sources of liquidity available, the Company, during the first half of 2000, employed a higher percentage of internal liquidity in acquiring slightly longer term assets (primarily investment securities) with greater call protection in an effort to enhance long-term interest earnings.

Future Plans
------------

As stated above, the Company has signed a definitive agreement ("the agreement") with F&M National Corporation. The transaction is expected to close no later than the first quarter of 2001.

The Company continues to explore branch expansion opportunities for its banking operations; however, it has secured only one site for such growth. That site is located on U. S. Route 17 in Gloucester Point, Virginia. A definitive schedule has not been formalized for this site.

The Company plans to merge its two subsidiary banks into one bank before the end of the current year. This will allow for full implementation of telephone banking and image processing throughout all of its banking offices, whereas these services are currently offered only throughout the offices of PTB.


Item 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk and Interest Sensitivity Analysis
---------------------------------------------

An important component of both earnings performance and liquidity is management of interest rate sensitivity. The Company's primary component of market risk is interest rate volatility. Net interest income, the Company's primary component of net income, is subject to substantial risk due to changes in interest rates or changes in market yield curves, particularly if there is a substantial variation in the timing between the re-pricing of the Company's assets and the liabilities that fund them. Interest rate sensitivity reflects the potential effect on net interest income of a movement in market interest rates. The Company seeks to manage this risk by monitoring and controlling the variation in re-pricing intervals between its assets and liabilities. To a lesser extent, the Company also monitors its interest rate sensitivity by analyzing the estimated changes in market value of its assets and liabilities assuming various interest rate scenarios. There are a variety of factors that influence the re-pricing characteristics and market values of any given asset or liability. The matching of the re-pricing characteristics of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or re-price, either by its contractual terms or based upon certain assumptions made by management, within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets anticipated to mature or re-price within a specific time period and the amount of interest-bearing liabilities anticipated to mature or re-price within that same time period. A gap is considered positive when the amount of interest rate sensitive assets maturing or re-pricing within a specific time frame exceeds the amount of interest rate sensitive liabilities maturing or re-pricing within that same time frame. Conversely, a gap is considered negative when the reverse relationship exists between interest rate sensitive assets and liabilities. In a rising interest rate environment, an institution with a negative gap would generally be expected, absent the effects of other factors, to experience a greater increase in the costs of its liabilities relative to the yield of its assets and, thus, a decrease in the institution's net interest income. An institution with a positive gap would generally be expected to experience the opposite results. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income. Management monitors interest rate sensitivity so that adjustments in the asset and liability mix, when deemed appropriate, can be made on a timely manner.

The Company uses earnings simulations, duration, and gap analysis to analyze and project future interest rate risk. The investment portfolio, specifically, is analyzed as to interest rate risk as well as call and extension risk. These three elements combined will have a direct bearing on long term portfolio profitability, both in terms of price change and, importantly, future yield. The amount of interest rate risk and call and extension risk contained in the portfolio will either stabilize or destabilize future Company earnings if overall interest rates change. The best mathematical measurements of interest rate risk and call and extension risk are EMD and convexity, especially in today's environment with so many bonds containing direct or indirect call options.

Because many types of bonds are callable or can vary in average life as rates change, the Company considers what effect this could have on market value, and thus, potential earnings. Duration and Modified Duration are used without negative convexity and, therefore, are not as accurate predictors of price change when dealing with bonds that can have variable principal payouts ("callables", "mortgages"). Negative convexity is used in conjunction with EMD and is useful when there is a chance of more than one average life or workout date (maturity/call date). It reflects the fact that with this type of bonds, market prices will almost always decrease in value more than they increase given the same rate of shift up and down. EMD and convexity, when used together, provide a close approximation of market price changes per 1% moves in interest rates. Negative convexity usually works against the bondholder in both higher and lower rate scenarios.

Certain information regarding the Company's present value change in equity associated with changes in asset values under various interest rate scenarios as of March 31, 2000 was presented in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2000. There have been no material changes in that information.

The Company's balance sheet structure displays a more advantageous position in a moderately rising interest environment. This picture is validated by the Company's improvement in net interest income during the most recent period of rising interest rates, as discussed above.

                          PART II. OTHER INFORMATION


Item 1.    Legal Proceedings - None

Item 2.    Changes in Securities and Use of Proceeds - None

Item 3.    Defaults Upon Senior Securities - None

Item 4.    Submission of Matters to a Vote of Security Holders

           On April 25, 2000, the Annual Meeting of Shareholders was held to vote on the following matters: to elect five directors for a term of three years each and to ratify the appointment by the Board of Directors of the firm of Yount, Hyde & Barbour, P.C. as the Company's independent, external auditors for the year ending December 31, 2000. A total of 3,044,678 shares were voted, which represented 72.9% of the 4,177,585 outstanding as of the record date of March 15, 2000. The results of the votes on these matters were as follows:

           (1)    Election of Directors


                                                        For         Withheld
                                                        ---         --------

                  Harry M. Healy                     3,005,879       38,799
                  Hersey M. Mason, Jr.               3,004,306       40,372
                  William B. Savedge                 3,003,479       41,199
                  Marion G. Smith                    3,005,266       39,412
                  F. Bruce Stewart                   3,008,379       36,299



           (2)    Ratification of Accountants / External Auditors

                          For        Against      Withheld
                          ---        -------      --------

                       3,000,990      1,030        42,658


Item 5.    Other Information

           On July 6, 2000, the Company announced the signing of a definitive agreement for the affiliation of the Company and F&M National Corporation of Winchester, Virginia. Under the terms of the agreement, F&M will exchange 0.753 shares of its common stock for each share of Atlantic stock.

           The transaction is expected to be completed no later than the first quarter of 2001. The matter requires the approval of various regulatory agencies and the shareholders of the Company and satisfaction of other standard conditions. The transaction is intended to qualify as a tax-free exchange and be accounted for as a pooling of interests. The Company's two bank subsidiaries, Peninsula Trust Bank and United Community Bank, will be combined and will be operated as a separate banking subsidiary of F&M under the name of F&M Bank-Atlantic.

           F&M National Corporation is a multi-bank holding company headquartered in Winchester, Virginia, with assets in excess of $3.2 billion at March 31, 2000, and 128 banking offices.

           An acquisition of $310 million in deposits and 15 locations was announced on May 4, 2000 and is scheduled to close in the third quarter of 2000. F&M currently operates ten banking affiliates in Virginia, West Virginia and Maryland and offers insurance and financial services through two subsidiaries. F&M also operates F&M Trust Company. F&M's common stock is listed on the New York Stock Exchange under the symbol "FMN."

Item 6.    Exhibits and Reports on Form 8-K

           (a)  Exhibits

                   27   Financial Data Schedule (filed electronically only).

           (b)  Reports on Form 8-K - None

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                     ATLANTIC FINANCIAL CORP


Date:  August 14, 2000                 BY  /s/ W. J. Farinholt
                                         ------------------------------------
                                       W. J. Farinholt, President & CEO


Date:  August 14, 2000                 BY  /s/ Kenneth E. Smith
                                         ------------------------------------
                                       Kenneth E. Smith, Exec. Vice President
                                       & Chief Financial Officer

                                                                     Appendix VI


                              ===================


               Article 15 of the Virginia Stock Corporation Act
                        Relating to Dissenters' Rights


                              ===================

                                  ARTICLE 15.

                              DISSENTERS' RIGHTS


     (S)13.1-729.  Definitions.--In this article:

     "Corporation" means the issuer of the shares held by a dissenter before the corporate action, except that (i) with respect to a merger, "corporation" means the surviving domestic or foreign corporation or limited liability company by merger of that issuer, and (ii) with respect to a share exchange, "corporation" means the acquiring corporation by share exchange, rather than the issuer, if the plan of share exchange places the responsibility for dissenters' rights on the acquiring corporation.

     "Dissenter" means a shareholder who is entitled to dissent from corporate action under (S) 13.1-730 and who exercises that right when and in the manner required by (S)13.1-732 through (S)13.1-739.

     "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     "Shareholder" means the record shareholder or the beneficial shareholder.

     (S)13.1-730. Right to Dissent.--A. A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

     1.  Consummation of a plan of merger to which the corporation is a party
(i) if shareholder approval is required for the merger by (S)13.1-718 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under
(S)13.1-719;

     2. Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

     3. Consummation of a sale or exchange of all, or substantially all, of the property of the corporation if the shareholder was entitled to vote on the sale or exchange or if the sale or exchange was in furtherance of a dissolution on which the shareholder was entitled to vote, provided that such dissenter's rights shall not apply in the case of (i) a sale or exchange pursuant to court order, or (ii) a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

     4. Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     B. A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     C. Notwithstanding any other provision of this article, with respect to a plan of merger or share exchange or a sale or exchange of property there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or on the National Association of Securities Dealers Automated Securities System (NASDAQ) or (ii) held by at least 2,000 record shareholders, unless in either case:

     1. The articles of incorporation of the corporation issuing such shares provide otherwise;

     2. In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for such shares anything except:

         a.  Cash;

         b. Shares or membership interests, or shares or membership interests and cash in lieu of fractional shares (i) of the surviving or acquiring corporation or limited liability company or (ii) of any other corporation or limited liability company which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders or members; or

         c. A combination of cash and shares or membership interests as set forth in subdivisions 2a and 2b of this subsection; or

     3. The transaction to be voted on is an "affiliated transaction" and is not approved by a majority of "disinterested directors" as such terms are defined in (S)13.1-725.

     D. The right of a dissenting shareholder to obtain payment of the fair value of his shares shall terminate upon the occurrence of any one of the following events:

     1.  The proposed corporate action is abandoned or rescinded;

     2. A court having jurisdiction permanently enjoins or sets aside the corporate action; or

     3. His demand for payment is withdrawn with the written consent of the corporation.

     E. Notwithstanding any other provision of this article, no shareholder of a corporation located in a county having a county manager form of government and which is exempt from income taxation under (S) 501 (c) or (S) 528 of the Internal Revenue Code and no part of whose income inures or may inure to the benefit of any private share holder or individual shall be entitled to dissent and obtain payment for his shares under this article.

     (S)13.1-731. Dissent by Nominees and Beneficial Owners.--A. A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     B. A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

     1. He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

     2. He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

     (S)13.1-732. Notice of Dissenters' Rights.--A. If proposed corporate action creating dissenters' rights under (S) 13.1-730 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     B. If corporate action creating dissenters' rights under (S)13.1-730 is taken without a vote of shareholders, the corporation, during the ten-day period after the effectuation of such corporate action, shall notify in writing all record shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in (S)13.1-734.

     (S)13.1-733. Notice of Intent to Demand Payment.--A. If proposed corporate action creating dissenters' rights under (S)13.1-730 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (ii) shall not vote such shares in favor of the proposed action.

     B. A shareholder who does not satisfy the requirements of subsection A of this section is not entitled to payment for his shares under this article.

     (S)13.1-734. Dissenters' Notice.--A. If proposed corporate action creating dissenters' rights under (S)13.1-730 is authorized at a shareholders' meeting, the corporation, during the ten-day period after the effectuation of such corporate action, shall deliver a dissenters' notice in writing to all shareholders who satisfied the requirements of (S)13.1-733.

     B.  The dissenters' notice shall:

     1. State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

     2. Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

     3. Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before or after that date;

     4. Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date of delivery of the dissenters' notice; and

     5.  Be accompanied by a copy of this article.

     (S)13.1-735. Duty to Demand Payment.--A. A shareholder sent a dissenters' notice described in (S)13.1-734 shall demand payment, certify that he acquired beneficial-ownership of the shares before or after the date required to be set forth in the dissenters' notice pursuant to paragraph 3 of subsection B of (S) 13.1-734, and, in the case of certificated shares, deposit his certificates in accordance with the terms of the notice.

     B. The shareholder who deposits his shares pursuant to subsection A of this section retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

     C. A shareholder who does not demand payment and deposits his share certificates where required each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

     (S)13.1-736. Share Restrictions.--A. The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received.

     B. The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

     (S)13.1-737. Payment.--A. Except as provided in (S)13.1-738, within thirty days after receipt of a payment demand made pursuant to (S)13.1-735, the corporation shall pay the dissenter the amount the corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the corporation under this paragraph may be enforced (i) by the circuit court in the city or county where the corporation's principal office is located, or, if none in this Commonwealth, where its registered office is located or (ii) at the election of any dissenter residing or having its principal office in the Commonwealth, by the circuit court in the city or county where the dissenter resides or has its principal office. The court shall dispose of the complaint on an expedited basis.

     B.  The payment shall be accompanied by:

     1. The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the effective date of the corporate action creating dissenters' rights, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

     2. An explanation of how the corporation estimated the fair value of the shares and of how the interest was calculated;

     3. A statement of the dissenters' right to demand payment under (S)13.1-739; and

     4.  A copy of this article.

     (S)13.1-738. After-Acquired Shares.--A. A corporation may elect to withhold payment required by (S) 13.1-737 from a dissenter unless he was the beneficial owner of the shares on the date of the first publication by news media or the first announcement to shareholders generally, whichever is earlier, of the terms of the proposed corporate action, as set forth in the dissenters' notice.

     B. To the extent the corporation elects to withhold payment under subsection A of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount of each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares and of how the interest was calculated, and a statement of the dissenter's right to demand payment under (S)13.1-739.

     (S)13.1-739. Procedure if Shareholder Dissatisfied with Payment or Offer.--
A. A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate (less any payment under (S) 13.1-737), or reject the corporation's offer under (S) 13.1-738 and demand payment of the fair value of his shares and interest due, if the dissenter believes that the amount paid under (S)13.1-737 or offered under (S) 13.1-738 is less than the fair value of his shares or that the interest due is incorrectly calculated.

     B. A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection A of this section within thirty days after the corporation made or offered payment for his shares.

     (S)13.1-740. Court Action.--A. If a demand for payment under (S)13.1-739 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the circuit court in the city or county described in subsection B of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     B. The corporation shall commence the proceeding in the city or county where its principal office is located, or, if none in this Commonwealth, where its registered office is located. If the corporation is a foreign corporation without a registered office in this Commonwealth, it shall commence the proceeding in the city or county in this Commonwealth were the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     C. The corporation shall make all dissenters, whether or not residents of this Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     D. The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this article. If the court determines that such shareholder has not complied with the provisions of this article, he shall be dismissed as a party.

     E. The jurisdiction of the court in which the proceeding is commenced under subsection B of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     F.  Each dissenter made a party to the proceeding is entitled to judgment
(i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (ii) for the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under (S)13.1-738.

     (S)13.1-741. Court Costs and Counsel Fees.--A. The court in an appraisal proceeding commenced under (S)13.1-740 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters did not act in good faith in demanding payment under (S)13.1-739.

     B. The court may also assess the reasonable fees and expenses of experts, excluding those of counsel, for the respective parties, in amounts the court finds equitable:

     1. Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of (S) 13.1-732 through (S) 1 3.1-739; or

     2. Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed did not act in good faith with respect to the rights provided by this article.

     C. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     D. In a proceeding commenced under subsection A of (S) 13.1-737 the court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceedings, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

               Part II -- Information Not Required in Prospectus

Item 20.  Indemnification of Officers and Directors

     The laws of the Commonwealth of Virginia pursuant to which the Company is incorporated permit it to indemnify its officers and directors against certain liabilities with the approval of its shareholders. The articles of incorporation of the Company, which have been approved by its shareholders, provide for the indemnification of each director and officer (including former directors and officers and each person who may have served at the request of the Company as a director or officer of any other legal entity and, in all such cases, his or her heirs, executors and administrators) against liabilities (including expenses) reasonably incurred by him or her in connection with any actual or threatened action, suit or proceeding to which he or she may be made party by reason of his or her being or having been a director or officer of the Company, except in relation to any action, suit or proceeding in which he or she has been adjudged liable because of willful misconduct or a knowing violation of the criminal law.

     The Company has purchased officers' and directors' liability insurance policies. Within the limits of their coverage, the policies insure (1) the directors and officers of the Company against certain losses resulting from claims against them in their capacities as directors and officers to the extent that such losses are not indemnified by the Company and (2) the Company to the extent that it indemnifies such directors and officers for losses as permitted under the laws of Virginia.

Item 21.  Exhibits and Financial Statement Schedules

     (a)  Exhibit Index

Exhibit No.    Description of Exhibit
-----------    ----------------------

     2.0 Agreement and Plan of Reorganization, dated July 5, 2000, by and between F&M National Corporation ("F&M") and Atlantic Financial Corp. ("AFC"), and a related Plan of Merger, filed as Appendix I to the Proxy Statement/Prospectus included in this Registration Statement.

     3.1 Articles of Incorporation of F&M, as amended. Incorporated herein by reference to F&M's Registration Statement on Form S-4 (Registration No. 333-90427).

     3.2 Bylaws of F&M. Incorporated herein by reference to F&M's Registration Statement on Form S-4 (Registration No. 33-45717).

     5.0 Opinion of LeClair Ryan, A Professional Corporation ("LeClair Ryan"), regarding the legality of the securities being registered and consent.

     8.0 Form of tax opinion of LeClair Ryan regarding the tax-free nature of the merger of AFC with and into F&M.

Exhibit No.      Description of Exhibit
-----------      ----------------------

       21.0 Subsidiaries of F&M: F&M Bank-Winchester; F&M Bank-Central Virginia; F&M Bank-Emporia; F&M Bank-Northern Virginia; F&M Bank-Massanutten; F&M Bank-Peoples; F&M Bank-Richmond; F&M Bank-West Virginia; F&M Bank-Allegiance; F&M Bank-Highlands; F&M Trust Company; F&M Mortgage Services, Inc.; Apple Title Company; Winchester Credit Corporation; F&M-Shomo & Lineweaver Insurance Agency Incorporated; F&M-J.V. Arthur, Inc.; F&M Financial Services, Inc.

       23.1      Consent of Yount, Hyde & Barbour, P.C., as accountants for F&M.

       23.2      Consent of Yount, Hyde & Barbour, P.C., as accountants for AFC.

       23.3      Consent of Goodman & Company, L.L.P., as accountants for AFC.

       23.4      Consent of LeClair Ryan (included as part of Exhibit 5.0).

       23.5 Consent of Davenport & Company LLC relating to inclusion of its opinion given to AFC in the Proxy Statement/Prospectus included in this Registration Statement.

       99.0      Form of proxy of AFC.

       (b) No financial statement schedules are required to be filed herewith pursuant to Item 21(b) of this Form.

Item 22.  Undertakings

       (a)   Item 512 of Regulation S-K.

       Rule 415 offerings. The undersigned registrant hereby undertakes:

             (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                 (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       Filings incorporating subsequent Exchange Act documents by reference. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       Registration on Form S-4. (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party which is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

          (2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       Request for acceleration of effective date or filing registration statement on Form S-8. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payments by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

       (b)  Item 22(b) of Form S-4

            The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

       (c)  Item 22(c) of Form S-4

            The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Winchester, Commonwealth of Virginia on October 4, 2000.

                                      F&M NATIONAL CORPORATION


                                      By: /s/ Alfred B. Whitt
                                          -------------------------------
                                          Alfred B. Whitt
                                          President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

     Each person whose signature appears below constitutes and appoints Alfred
B. Whitt and Charles E. Curtis, and each of them singly, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all registration statements or applications to the Securities and Exchange Commission, the regulatory authorities of any state in the United States or any other regulatory authorities as may be necessary to permit shares of common stock of the Registrant to be offered in the United States in connection with the Registrant's proposed acquisition by merger of Atlantic Financial Corp, including without limitation any and all amendments or post-effective amendments to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission or any other such regulatory authority, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done to enable Registrant to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission as well as all other laws, rules and regulations relating to the offer and sale of securities.

         Signature                     Capacity                      Date
         ---------                     --------                      ----

/s/ W. M. Feltner             Chairman of the Board and         October 5, 2000
---------------------------   Director
W. M. Feltner                 (Principal Executive Officer)


/s/ Alfred B. Whitt           Vice Chairman, President,         October 5, 2000
---------------------------   Chief Executive Officer, Chief
Alfred B. Whitt               Financial Officer and Director
                              (Principal Financial Officer)

/s/ Charles E. Curtis         Vice Chairman, Chief              October 5, 2000
---------------------------   Administrative Officer and
Charles E. Curtis             Director

         Signature                 Capacity              Date
         ---------                 --------              ----

/s/ Frank Armstrong, III           Director         October 5, 2000
-----------------------------
Frank Armstrong, III


/s/ William H. Clement             Director         October 5, 2000
-----------------------------
William H. Clement


/s/ William R. Harris              Director         October 5, 2000
-----------------------------
William R. Harris


/s/ L. David Horner, III           Director         October 5, 2000
-----------------------------
L. David Horner, III


/s/ Jack R. Huyett                 Director         October 5, 2000
-----------------------------
Jack R. Huyett


/s/ J. D. Shockey, Jr.             Director         October 5, 2000
-----------------------------
J. D. Shockey, Jr.


/s/ Ronald W. Tydings              Director         October 5, 2000
-----------------------------
Ronald W. Tydings